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DODGE & COX STOCK FUND

??Semi-Annual Report dated June 30, 2008

??Fact Sheet and Commentary dated June 30, 2008

??Portfolio Holdings dated June 30, 2008

??First Quarter Report dated March 31, 2008

??Annual Report dated December 31, 2007

??Third Quarter Report dated September 30, 2007

DODGE & COX GLOBAL STOCK FUND

??Semi-Annual Report dated June 30, 2008

??Fact Sheet and Commentary dated June 30, 2008

??Portfolio Holdings dated June 30, 2008

DODGE & COX INTERNATIONAL STOCK FUND

??Semi-Annual Report dated June 30, 2008

??Fact Sheet and Commentary dated June 30, 2008

??Portfolio Holdings dated June 30, 2008

??First Quarter Report dated March 31, 2008

??Annual Report dated December 31, 2007

??Third Quarter Report dated September 30, 2007

DODGE & COX BALANCED FUND

??Semi-Annual Report dated June 30, 2008

??Fact Sheet and Commentary dated June 30, 2008

??Portfolio Holdings dated June 30, 2008

??First Quarter Report dated March 31, 2008

??Annual Report dated December 31, 2007

??Third Quarter Report dated September 30, 2007

DODGE & COX INCOME FUND

??Semi-Annual Report dated June 30, 2008

??Fact Sheet and Commentary dated June 30, 2008

??Portfolio Holdings dated June 30, 2008

??First Quarter Report dated March 31, 2008

??Annual Report dated December 31, 2007

??Third Quarter Report dated September 30, 2007

DODGE & COX FUNDS

??Dodge & Cox Proxy Voting Policy dated February 14, 2008

??Funds’ Proxy Report (N-PX) dated June 30, 2007

??Dodge & Cox Investment Managers Brochure

RELATED DOCUMENTS

??Prospectus

Account Application

??IRA Plan

IRA Application

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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8/11/08

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Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

D O D G E & C OX

Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of June 30, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2008

Semi-Annual Report

June 30, 2008

Stock Fund

E S T A B L I S H E D 1 9 6 5

T I C K E R : D O D G X

06/08 SF SAR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Stock Fund had a total return of -15.9% for the six months ending June 30, 2008, compared to a total return of -11.9% for the Standard & Poor’s 500 Index (S&P 500). Longer-term results can be found on page four. As of June 30, the Fund had net assets of $52.5 billion with a cash position of 1.5%.

The Fund’s recent performance was its weakest semi-annual period since 1974. It is among the Fund’s worst performing periods relative to the S&P 500 since 1998. During the last six months, 25 stocks, representing nearly a third of the Fund’s net assets, were down 20% or more. In spite of these dramatic negative returns, we remain optimistic about the long-term prospects for each of the Fund’s current holdings, because we continue to apply the same investment approach that has successfully guided us through similarly challenging periods in the past. The hallmarks of this investment approach include: 1) a three-to-five year horizon, 2) fundamental research of each individual company’s earnings and cash flow prospects relative to its current stock valuation and 3) the importance of a well diversified portfolio.

INVESTMENT STRATEGY

The economy slowed to a crawl in the first half of 2008, and we are now facing greater economic uncertainty than the U.S. has experienced in some time, in addition to extreme volatility in the capital markets. Below, we discuss two major economic concerns—the housing market and oil prices—that have had an impact on the Fund’s performance and have influenced our investment strategy, and highlight three sectors of emphasis: Financials, Energy and Health Care.

Decline in Housing Prices The disastrous subprime mortgage market has led to increased financial distress and a severe credit crisis. Home values have continued to weaken and, as a result, financial intermediaries have tightened credit standards. This increases the risk of further economic slowdown because rising home values had been supporting higher levels of consumer spending. At the same time, interest rates remain at reasonable levels, roughly 1.2 million new families are formed each year and the affordability of homes has improved. The supply of homes in the U.S.

currently exceeds demand nationwide, yet in many regional markets supply is declining, and defaults are slowing. While the immediate outlook remains uncertain, we believe that constrained supply and increased demand due to dramatic price declines are preparing the housing market for longer-term stabilization.

Increase in Oil Prices Oil prices finished the second quarter at $140/barrel. Some Wall Street analysts forecast $200/barrel, using recent supply-demand trends such as the fact that the emerging markets have consumed the majority of the incremental energy production over the last five years. Some of these governments (including China and India) subsidize energy sold domestically (supporting demand); importantly, the continuation of these subsidies is in question. Furthermore, we believe that the higher price is stimulating additional exploration and production (increasing supply) as well as stimulating conservation, substitution and innovation (reducing demand). Consequently, we are doubtful that the price of oil will continue its upward ascent going forward.

With the decline in housing prices and increase in oil prices, investors have been appropriately concerned about the short-term earnings from consumer-related and Finance companies and enthusiastic about the current earnings from the Energy sector. However, we remain skeptical that the good news for Energy and the bad news for Financials will remain static. The combination of long-term profit cycles and today’s valuations leads us to believe that compelling investment returns will be increasingly difficult for Energy companies, and that returns are likely to be more attractive in the Financials sector.

This contrarian approach to investing has served us well through many market cycles—although we have often been early in the past, as we have been so far this year.

FINANCIALS

The largest detractor from the Fund’s results in the first half of the year was the performance of its Financials holdings, which were down 36% compared to down 30% for those in the S&P 500. As of June 30, 2008, 17% of the Fund’s assets were invested in Financials, compared with 14% of the S&P 500. As recently as year end 2006, the

P A G E 1 D O D G E & C O X S T O C K F U N D

Fund held 14% in this sector compared with 22% of the S&P 500. We have selectively expanded the Fund’s Financials weighting because in our opinion their valuations have declined more than their underlying long-term fundamentals have deteriorated. For instance, in the face of recent stock price declines we have added to positions in American International Group (AIG) (down 54% through June 30) and Wachovia Bank (down 58%) and started a new position in Fannie Mae in the first quarter. As the credit crisis has unfolded, we acknowledge that the fundamental challenges to these companies are significant, but that the write-offs of bad loans have coincided with significant capital being raised. Further, improved profitability for the banks and insurers able to continue to write business has demonstrated that “Financials” is not a homogeneous industry. Wells Fargo and Fannie Mae, for example, appeared to profitably increase their market share during this period.

ENERGY

The Fund’s underweight position in the Energy sector—the best performing area of the market (up 9%) during the first six months—hurt relative performance. As of June 30, 9% of the Fund was invested in this sector, compared with 16% for the S&P 500. In contrast, eight years ago 12% of the Fund was in Energy compared to 5% of the S&P 500. From 1998 to 2000, the price of oil doubled from $15 to $30/barrel. Since 2000, it is up by more than 400%. Energy stocks remain at reasonable valuations as measured by their price-to-earnings ratios, with the integrated producers selling at substantial discounts to the overall market and the oil service companies selling at modest premiums. However, the integrated producers face significant cost pressures and less reliable supply, so sustaining earnings at current prices will be a significant challenge going forward.

HEALTH CARE

While Financials and Energy stocks have dominated the headlines and have had the largest impact on performance year-to-date, Health Care also detracted from recent results, but is considerably less sensitive to the consumer credit cycle discussed above. Our enthusiasm about the long-term prospects for Health Care is evidenced by the Fund’s significant investment in this area.

In the first six months, the Fund’s Health Care stocks were down 15% compared to a 13% decline for those in the S&P 500. Health Care represents 22% of the Fund compared to 12% of the S&P 500, exacerbating the weak relative results. One of the largest segments of the U.S. economy—approximately 15% of GDP—Health Care is experiencing a number of challenges including pricing pressure, patent expirations of branded pharmaceuticals, increased scrutiny from regulators and concerns about research productivity. Due to these concerns, valuations for both Pharmaceutical and Health Care Services companies now stand at ten-year lows.

Over the last eight years, we have increased the Fund’s Pharmaceuticals exposure from 2% to 14%, while Pharmaceuticals as a percentage of the S&P 500 have decreased from 12% to less than 7%. The Fund holds six multinational companies (e.g., Novartis, Sanofi-Aventis, GlaxoSmithKline) which collectively spend more than $30 billion annually (approximately 16% of their revenues) on research and development. Although recent R&D efforts have disappointed, we believe innovation will accelerate, and the pace of product approval will increase in the years ahead. We also believe that emerging economies will consume more pharmaceuticals in the future as payment plans develop and rising standards of care expand to the millions who are not currently receiving treatment. Pharmaceutical companies also have meaningful cost-cutting opportunities, strong balance sheets and high free cash flow. With technology increasing the range of treatments and expectations for future growth at very low levels, we believe these are attractive investments.

Health Care Services companies are also under price pressure and exposed to the risk of a changing regulatory environment. Two of the Fund’s largest investments in this area, WellPoint and UnitedHealth, provide managed care to approximately 65 million of the 250 million insured Americans. Given their dominant positions, we believe that these companies will continue to play a critical role in arranging the needs of consumers and providers (hospitals, doctors and pharmaceutical and medical device companies) going forward. At price-to-earnings ratios of 9.5 times their 2008 estimated earnings, investors are anticipating a significant downturn

D O D G E & C O X S T O C K F U N D P A G E 2

in profitability. Our view is more optimistic based on the distinct capabilities of these providers and the high barriers to entry in this business.

IN CLOSING

In our experience, the best opportunities for long-term investors can often be found when short-term uncertainty is the greatest and long-term outcomes are unclear. We believe that now is such an opportunity for the long-term investor. As fellow investors in the Fund, all of us at Dodge & Cox continue to diligently apply our time-tested investment approach as we seek to achieve the Fund’s objective.

While the markets remain volatile, we thank you for your continued confidence in our firm as a shareholder in the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Kenneth E. Olivier,

Chairman President

August 7, 2008

PERFORMANCE REVIEW Key Detractors from Results

Weak returns from Financials holdings (down 36% versus down 30% for the S&P 500 sector) hurt relative and absolute performance. In particular, Wachovia (down 58%) and AIG (down 54%) were notable detractors, along with Citigroup (down 42%) and Capital One (down 18%).

In spite of comparable relative returns for Energy holdings (up 10% versus up 9% for the S&P 500 sector), the lower average weighting (9% versus 16% for the S&P 500 sector) detracted from relative results. Occidental Petroleum (up 18%), Schlumberger (up 10%) and Baker Hughes (up 8%) were particularly strong.

The Fund’s holdings underperformed the S&P 500 in Information Technology (down 17% versus down 13% for the S&P 500 sector). Motorola (down 54%) lagged notably.

Significant detractors included News Corp. (down 26%), Sony (down 19%) and health care companies WellPoint (down 46%) and Sanofi-Aventis (down 25%).

Key Contributors to Results

Strong relative returns from Consumer Staples holdings were beneficial. Led by Wal-Mart Stores (up 19%), the Fund’s holdings gained 13%, while the S&P 500 sector declined 7%.

Relative returns were helped by the Fund’s under weighting of weak-performing Telecommunication Services (2% versus 3%) and Industrials (5% versus 11%).

Significant contributors included Electronic Data Systems (up 18%), Matsushita (up 6%) and the Fund’s largest holding Comcast (up 4%). Health care companies Wyeth (up 10%), Covidien (up 9%) and Novartis (up 4%) were also notable contributors.

P A G E 3 3 D O D G E & C O X S T O C K F U N D

## GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON JUNE 30, 1998



$50,000
40,000
30,000
20,000
10,000
5,000
Dodge & Cox Stock Fund $22,862
S&P 500 $13,294
6/30/98
6/30/00
6/30/02
6/30/04
6/30/06
6/30/08

## AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED JUNE 30, 2008

| | 1 Year | 5 Years | 10 Years | 20 Years |
|---|---|---|---|---|
| Dodge & Cox Stock Fund | –21.43% | 9.29% | 8.62% | 12.50% |
| S&P 500 | –13.10 | 7.58 | 2.89 | 10.44 |

**Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.**

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

*Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.*

## FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

### ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

### HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

| Six Months Ended June 30, 2008 | Beginning Account Value 1/1/2008 | Ending Account Value 6/30/2008 | Expenses Paid During Period* |
|---|---|---|---|
| Based on Actual Fund Return | $1,000.00 | $ 841.30 | $2.38 |
| Based on Hypothetical 5% Yearly Return | 1,000.00 | 1,022.28 | 2.61 |

* Expenses are equal to the Fund's annualized expense ratio of 0.52%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees)

Dodge & Cox Stock Fund • page 4

FUND INFORMATION June 30, 2008

## GENERAL INFORMATION

| | |
|---|---|
| Net Asset Value Per Share | $111.33 |
| Total Net Assets (billions) | $52.5 |
| Expense Ratio (1/1/08 to 6/30/08, annualized) | 0.52% |
| Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized) | 20% |
| 30-Day SEC Yield[a] | 1.92% |
| Fund Inception | 1965 |

*No sales charges or distribution fees*

***Investment Manager:*** Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years.

## PORTFOLIO CHARACTERISTICS

| | Fund | S&P 500 |
|---|---|---|
| Number of Stocks | **81** | 500 |
| Median Market Capitalization (billions) | **$19** | $11 |
| Weighted Average Market Capitalization (billions) | **$65** | $90 |
| Price-to-Earnings Ratio[b] | **11.8x** | 15.7x |
| Foreign Stocks[c] | **19.5%** | 0.0% |

## TEN LARGEST HOLDINGS[d]

| | Fund |
|---|---|
| Comcast Corp. | **4.5%** |
| Hewlett-Packard Co. | **4.5** |
| Wachovia Corp. | **3.2** |
| Novartis AG *(Switzerland)* | **3.1** |
| Time Warner, Inc. | **2.9** |
| Wal-Mart Stores, Inc. | **2.8** |
| Sony Corp. *(Japan)* | **2.8** |
| Sanofi-Aventis *(France)* | **2.7** |
| GlaxoSmithKline PLC *(United Kingdom)* | **2.7** |
| News Corp. | **2.6** |

## ASSET ALLOCATION


Stocks: 98.5%
Cash Equivalents: 1.5%

## SECTOR DIVERSIFICATION

| | Fund | S&P 500 |
|---|---|---|
| Health Care | **21.5%** | 11.9% |
| Consumer Discretionary | **20.9** | 8.1 |
| Financials | **16.9** | 14.3 |
| Information Technology | **16.3** | 16.4 |
| Energy | **9.1** | 16.2 |
| Industrials | **5.2** | 11.1 |
| Materials | **3.6** | 3.9 |
| Consumer Staples | **3.2** | 10.8 |
| Telecommunication Services | **1.8** | 3.3 |
| Utilities | **0.0** | 4.0 |

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

PAGE 5 • DODGE & COX STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS: 98.5%

| | SHARES | VALUE |
|---|---|---|
| **CONSUMER DISCRETIONARY: 20.9%** | | |
| **AUTOMOBILES & COMPONENTS: 1.3%** | | |
| Ford Motor Co.[a] | 79,288,699 | $ 381,378,642 |
| General Motors Corp.[c] | 28,957,700 | 333,013,550 |
| | | 714,392,192 |
| **CONSUMER DURABLES & APPAREL: 5.1%** | | |
| Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan) | 54,991,247 | 1,177,912,511 |
| Sony Corp. ADR[b] (Japan) | 33,229,550 | 1,453,460,517 |
| Thomson ADR[a],[b] (France) | 5,988,000 | 30,778,320 |
| | | 2,662,151,348 |
| **MEDIA: 11.2%** | | |
| Comcast Corp., Class A[c] | 125,757,632 | 2,385,622,279 |
| DISH Network Corp., Class A[a] | 7,145,670 | 209,225,218 |
| Interpublic Group of Companies, Inc.[a],[c] | 23,823,000 | 204,877,800 |
| Liberty Capital, Series A[a] | 511,710 | 7,368,624 |
| Liberty Entertainment, Series A[a] | 4,046,840 | 98,054,933 |
| Liberty Global, Inc., Series A[a] | 962,707 | 30,257,881 |
| Liberty Global, Inc., Series C[a] | 1,569,640 | 47,654,270 |
| News Corp., Class A | 92,644,426 | 1,393,372,167 |
| Time Warner, Inc. | 101,407,500 | 1,500,831,000 |
| | | 5,877,264,172 |
| **RETAILING: 3.3%** | | |
| CarMax, Inc.[a] | 7,801,300 | 110,700,447 |
| Genuine Parts Co. | 5,121,488 | 203,220,644 |
| Home Depot, Inc. | 26,216,700 | 613,995,114 |
| Liberty Interactive, Series A[a] | 21,698,975 | 320,276,871 |
| Macy's, Inc. | 12,580,170 | 244,306,901 |
| The Sherwin-Williams Co. | 5,600,300 | 257,221,779 |
| | | 1,749,721,756 |
| | | 11,003,529,468 |
| **CONSUMER STAPLES: 3.2%** | | |
| **FOOD & STAPLES RETAILING: 3.2%** | | |
| Wal-Mart Stores, Inc. | 26,425,362 | 1,485,105,345 |
| Walgreen Co. | 6,014,375 | 195,527,331 |
| | | 1,680,632,676 |
| **ENERGY: 9.1%** | | |
| Baker Hughes, Inc. | 9,746,294 | 851,241,318 |
| Chevron Corp. | 10,412,317 | 1,032,172,984 |
| ConocoPhillips | 5,155,050 | 486,585,170 |
| Occidental Petroleum Corp. | 10,103,400 | 907,891,524 |
| Royal Dutch Shell PLC ADR[b] (United Kingdom) | 7,317,864 | 586,234,085 |
| Schlumberger, Ltd. | 8,560,512 | 919,655,804 |
| | | 4,783,780,885 |

| | SHARES | VALUE |
|---|---|---|
| **FINANCIALS: 16.9%** | | |
| **BANKS: 6.8%** | | |
| Fannie Mae | 39,482,595 | $ 770,305,428 |
| HSBC Holdings PLC ADR[b] (United Kingdom) | 5,491,050 | 421,163,535 |
| Wachovia Corp. | 107,365,622 | 1,667,388,110 |
| Wells Fargo & Co. | 28,940,000 | 687,325,000 |
| | | 3,546,182,073 |
| **DIVERSIFIED FINANCIALS: 5.2%** | | |
| Capital One Financial Corp.[c] | 26,304,011 | 999,815,458 |
| Citigroup, Inc. | 47,108,800 | 789,543,488 |
| Credit Suisse Group AG ADR[b] (Switzerland) | 4,900,400 | 222,037,124 |
| Legg Mason, Inc. | 4,354,000 | 189,703,780 |
| SLM Corp.[a],[c] | 27,366,682 | 529,545,297 |
| | | 2,730,645,147 |
| **INSURANCE: 4.9%** | | |
| AEGON NV[b] (Netherlands) | 27,820,378 | 364,725,155 |
| American International Group, Inc. | 50,778,487 | 1,343,598,766 |
| Genworth Financial, Inc., Class A | 7,898,300 | 140,668,723 |
| Loews Corp. | 4,210,100 | 197,453,690 |
| The Travelers Companies, Inc. | 12,499,409 | 542,474,351 |
| | | 2,588,920,685 |
| | | 8,865,747,905 |
| **HEALTH CARE: 21.5%** | | |
| **HEALTH CARE EQUIPMENT & SERVICES: 7.7%** | | |
| Boston Scientific Corp.[a] | 43,739,300 | 537,555,997 |
| Cardinal Health, Inc.[c] | 22,659,850 | 1,168,795,063 |
| Covidien, Ltd. | 12,157,450 | 582,220,281 |
| Health Management Associates, Inc.[a],[c] | 15,315,300 | 99,702,603 |
| UnitedHealth Group, Inc. | 18,436,400 | 483,955,500 |
| WellPoint, Inc.[a] | 24,393,843 | 1,162,610,557 |
| | | 4,034,840,001 |
| **PHARMACEUTICALS, BIOTECHNOLOGY & LIFE SCIENCES: 13.8%** | | |
| Amgen, Inc.[a] | 21,506,600 | 1,014,251,256 |
| GlaxoSmithKline PLC ADR[b] (United Kingdom) | 32,038,300 | 1,416,733,626 |
| Novartis AG ADR[b] (Switzerland) | 29,584,700 | 1,628,341,888 |
| Pfizer, Inc. | 60,194,204 | 1,051,592,744 |
| Sanofi-Aventis ADR[b] (France) | 42,719,900 | 1,419,582,277 |
| Wyeth | 14,850,500 | 712,229,980 |
| | | 7,242,731,771 |
| | | 11,277,571,772 |

See accompanying Notes to Financial Statements

Dodge & Cox Stock Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS (continued)

| | SHARES | VALUE |
|---|---|---|
| **INDUSTRIALS: 5.2%** | | |
| **CAPITAL GOODS: 3.1%** | | |
| General Electric Co. | 35,181,600 | $ 938,996,904 |
| Koninklijke Philips Electronics NV[b] (Netherlands) | 4,156,900 | 140,503,220 |
| Masco Corp. | 8,599,400 | 135,268,562 |
| Tyco International, Ltd. | 9,822,350 | 393,286,894 |
| | | 1,608,055,580 |
| **COMMERCIAL SERVICES & SUPPLIES: 0.3%** | | |
| Pitney Bowes, Inc. | 4,539,950 | 154,812,295 |
| **TRANSPORTATION: 1.8%** | | |
| FedEx Corp. | 12,047,400 | 949,214,646 |
| | | 2,712,082,521 |
| **INFORMATION TECHNOLOGY: 16.3%** | | |
| **SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 0.7%** | | |
| Maxim Integrated Products, Inc.[c] | 19,200,000 | 406,080,000 |
| **SOFTWARE & SERVICES: 4.3%** | | |
| BMC Software, Inc.[a],[c] | 8,632,515 | 310,770,540 |
| Cadence Design Systems, Inc.[a],[c] | 14,604,200 | 147,502,420 |
| Citrix Systems, Inc.[a] | 8,023,622 | 235,974,723 |
| Computer Sciences Corp.[a],[c] | 14,655,230 | 686,450,973 |
| Compuware Corp.[a],[c] | 22,073,112 | 210,577,489 |
| EBay, Inc.[a] | 21,763,800 | 594,804,654 |
| Synopsys, Inc.[a] | 2,739,279 | 65,496,161 |
| | | 2,251,576,960 |
| **TECHNOLOGY, HARDWARE & EQUIPMENT: 11.3%** | | |
| Hewlett-Packard Co. | 53,593,008 | 2,369,346,884 |
| Hitachi, Ltd. ADR[b] (Japan) | 10,344,400 | 741,486,592 |
| Kyocera Corp. ADR[b] (Japan) | 3,530,500 | 332,043,525 |
| Molex, Inc. | 2,300,000 | 56,143,000 |
| Molex, Inc. , Class A | 8,684,630 | 198,964,873 |
| Motorola, Inc.[c] | 151,977,011 | 1,115,511,261 |
| Sun Microsystems, Inc.[a] | 4,554,138 | 49,549,021 |
| Tyco Electronics, Ltd. | 11,587,250 | 415,055,295 |
| Xerox Corp.[c] | 46,618,000 | 632,140,080 |
| | | 5,910,240,531 |
| | | 8,567,897,491 |
| **MATERIALS: 3.6%** | | |
| Cemex SAB de CV ADR[b] (Mexico) | 11,532,572 | 284,854,528 |
| Domtar Corp.[a] | 16,402,600 | 89,394,170 |
| Dow Chemical Co. | 31,460,445 | 1,098,284,135 |
| Rohm and Haas Co. | 5,889,400 | 273,503,736 |
| Vulcan Materials Co. | 2,122,700 | 126,895,006 |
| | | 1,872,931,575 |
| **TELECOMMUNICATION SERVICES: 1.8%** | | |
| Sprint Nextel Corp. | 101,632,739 | 965,511,021 |
| | | 965,511,021 |
| **TOTAL COMMON STOCKS** (Cost $54,556,204,422) | | 51,729,685,314 |

## SHORT-TERM INVESTMENTS: 1.2%

| | PAR VALUE | VALUE |
|---|---|---|
| **MONEY MARKET FUND: 0.1%** | | |
| SSgA Prime Money Market Fund | $ 52,425,717 | $ 52,425,717 |
| **REPURCHASE AGREEMENT: 1.1%** | | |
| Fixed Income Clearing Corporation[d] 2.20%, 7/1/08, maturity value $588,331,951 | 588,296,000 | 588,296,000 |
| **TOTAL SHORT-TERM INVESTMENTS** (Cost $640,721,717) | | $ 640,721,717 |

| | | |
|---|---|---|
| **TOTAL INVESTMENTS** (Cost $55,196,926,139) | 99.7% | $52,370,407,031 |
| OTHER ASSETS LESS LIABILITIES | 0.3% | 155,302,041 |
| NET ASSETS | 100.0% | $52,525,709,072 |

[a] Non-income producing

[b] Security issued by a foreign entity, denominated in U.S. dollars

[c] See Note 8 regarding holdings of 5% voting securities

[d] Repurchase agreement is collateralized by Fannie Mae 7.25%, 1/15/10; and Freddie Mac 3.13%-7.00%, 2/19/10-5/6/10. Total collateral value is $600,068,488.

ADR: American Depositary Receipt

PAGE 7 • Dodge & Cox Stock Fund

See accompanying Notes to Financial Statements

## STATEMENT OF ASSETS AND LIABILITIES
(unaudited)

| | June 30, 2008 |
|---|---|
| **ASSETS:** | |
| Investments, at value | |
| Unaffiliated issuers (cost $46,576,940,677) | $ 45,836,395,037 |
| Affiliated issuers (cost $8,619,985,462) | 6,534,011,994 |
| | 52,370,407,031 |
| Receivable for investments sold | 143,484,245 |
| Receivable for Fund shares sold | 156,853,883 |
| Dividends and interest receivable | 90,003,816 |
| Prepaid expenses and other assets | 115,004 |
| | 52,760,863,979 |
| **LIABILITIES:** | |
| Payable for investments purchased | 105,713,220 |
| Payable for Fund shares redeemed | 103,572,735 |
| Management fees payable | 22,940,482 |
| Accrued expenses | 2,928,470 |
| | 235,154,907 |
| **NET ASSETS** | $ 52,525,709,072 |
| **NET ASSETS CONSIST OF:** | |
| Paid in capital | $ 52,233,413,691 |
| Undistributed net investment income | 33,425,796 |
| Undistributed net realized gain on investments | 3,085,388,693 |
| Net unrealized depreciation on investments | (2,826,519,108) |
| | $ 52,525,709,072 |
| Fund shares outstanding (par value $0.01 each, unlimited shares authorized) | 471,809,399 |
| Net asset value per share | $ 111.33 |

## STATEMENT OF OPERATIONS
(unaudited)

| | Period Ended June 30, 2008 |
|---|---|
| **INVESTMENT INCOME:** | |
| Dividends (net of foreign taxes of $20,030,719) | |
| Unaffiliated issuers | $ 591,135,003 |
| Affiliated issuers | 72,045,321 |
| Interest | 13,689,095 |
| | 676,869,419 |
| **EXPENSES:** | |
| Management fees | 142,235,195 |
| Custody and fund accounting fees | 368,145 |
| Transfer agent fees | 2,822,180 |
| Professional services | 62,524 |
| Shareholder reports | 978,997 |
| Registration fees | 349,537 |
| Trustees' fees | 77,188 |
| Miscellaneous | 979,244 |
| | 147,873,010 |
| **NET INVESTMENT INCOME** | 528,996,409 |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:** | |
| Net realized gain | |
| Unaffiliated issuers | 2,944,835,333 |
| Affiliated issuers | 140,985,080 |
| Net change in unrealized appreciation/depreciation | (13,593,179,581) |
| Net realized and unrealized loss | (10,507,359,168) |
| **NET DECREASE IN NET ASSETS FROM OPERATIONS** | $ (9,978,362,759) |

## STATEMENT OF CHANGES IN NET ASSETS
(unaudited)

| | Period Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| **OPERATIONS:** | | |
| Net investment income | $ 528,996,409 | $ 989,709,132 |
| Net realized gain | 3,085,820,413 | 6,995,198,039 |
| Net change in unrealized appreciation/depreciation | (13,593,179,581) | (7,782,329,189) |
| Net increase (decrease) in net assets from operations | (9,978,362,759) | 202,577,982 |
| **DISTRIBUTIONS TO SHAREHOLDERS FROM:** | | |
| Net investment income | (495,570,613) | (1,007,606,492) |
| Net realized gain | (1,851,869,071) | (5,606,655,304) |
| Total distributions | (2,347,439,684) | (6,614,261,796) |
| **FUND SHARE TRANSACTIONS:** | | |
| Proceeds from sale of shares | 6,044,852,269 | 8,202,384,871 |
| Reinvestment of distributions | 2,234,529,402 | 6,303,311,198 |
| Cost of shares redeemed | (6,718,509,082) | (10,988,379,298) |
| Net increase from Fund share transactions | 1,560,872,589 | 3,517,316,771 |
| Total decrease in net assets | (10,764,929,854) | (2,894,367,043) |
| **NET ASSETS:** | | |
| Beginning of period | 63,290,638,926 | 66,185,005,969 |
| End of period (including undistributed net investment income of $33,425,796 and $0, respectively) | $ 52,525,709,072 | $ 63,290,638,926 |
| **SHARE INFORMATION:** | | |
| Shares sold | 48,926,832 | 52,502,799 |
| Distributions reinvested | 19,130,365 | 44,317,981 |
| Shares redeemed | (54,006,705) | (70,354,563) |
| Net increase in shares outstanding | 14,050,492 | 26,466,217 |

See accompanying Notes to Financial Statements

Dodge & Cox Stock Fund • Page 8

NOTES TO FINANCIAL STATEMENTS (unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT

ACCOUNTING POLICIES

Dodge & Cox Stock Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on January 4, 1965, and seeks long-term growth of principal and income. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. The Fund may estimate the character of distributions received from Real Estate Investment Trusts (“REITs”). Interest income is recorded on the accrual basis.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government and agency securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—VALUATION MEASUREMENTS

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

3	Level 1: Quoted prices in active markets for identical securities

3 Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

3 Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments) The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

P A G E 9 3 D O D G E & C O X S T O C K F U N D

## NOTES TO FINANCIAL STATEMENTS (unaudited)

The following is a summary of the inputs used to value the Fund's net assets as of June 30, 2008:

| Valuation Inputs | Investments in Securities |
|---|---|
| Level 1: Quoted Prices | $51,782,111,031 |
| Level 2: Other Significant Observable Inputs | 588,296,000 |
| Level 3: Significant Unobservable Inputs | — |
| Total | $52,370,407,031 |

### NOTE 3—RELATED PARTY TRANSACTIONS

***Management fees*** Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund's average daily net assets to Dodge & Cox, investment manager of the Fund. The agreement further provides that Dodge & Cox shall waive its fee to the extent that such fee plus all other ordinary operating expenses of the Fund exceed 0.75% of the average daily net assets for the year.

***Fund officers and trustees*** All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

***Indemnification*** Under the Trust's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

### NOTE 4—INCOME TAX INFORMATION

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.

Book/tax differences are primarily due to differing treatments of net short-term realized gain. At June 30, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions during the six months ended June 30, 2008 and for the year ended December 31, 2007 were characterized as follows for federal income tax purposes:

| | Six Months Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| Ordinary income | $517,729,579 | $1,382,138,076 |
| | *($1.129 per share)* | *($3.197 per share)* |
| Long-term capital gain | $1,829,710,105 | $5,232,123,720 |
| | *($4.079 per share)* | *($12.403 per share)* |

At June 30, 2008, the tax basis components of distributable earnings were as follows:

| | |
|---|---|
| Unrealized appreciation | $ 7,453,077,594 |
| Unrealized depreciation | (10,279,596,702) |
| Net unrealized depreciation | (2,826,519,108) |
| Undistributed ordinary income | 9,556,384 |
| Undistributed long-term capital gain | 3,109,258,105 |

### NOTE 5—COMMITTED LINE OF CREDIT

The Fund participates with the Funds in a $200 million committed credit facility ("Line of Credit") with State Street Bank and Trust Company to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. Interest on borrowings is charged at the prevailing rate. During the period, there were no borrowings on the Line of Credit.

### NOTE 6—PURCHASES AND SALES OF INVESTMENTS

For the six months ended June 30, 2008, purchases and sales of securities, other than short-term securities, aggregated $11,171,148,639 and $11,384,323,674, respectively.

### NOTE 7—ACCOUNTING PRONOUNCEMENTS

Effective June 29, 2007, the Fund adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. At June 30, 2008, FIN 48 was applied to the period from January 1, 2004 through June 30, 2008, the open tax years subject to regulatory examination. There was no impact to the Fund's financial statements as a result of applying FIN 48.

DODGE & COX STOCK FUND • PAGE 10

NOTES TO FINANCIAL STATEMENTS (unaudited)

## NOTE 8—HOLDINGS OF 5% VOTING SECURITIES

Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the six months ended June 30, 2008. Transactions during the period in securities of affiliated companies were as follows:

| | Shares at Beginning of Period | Additions | Reductions | Shares at End of Period | Dividend Income[a] | Value at End of Period |
|---|---|---|---|---|---|---|
| BMC Software, Inc. | 10,602,400 | 6,400 | (1,976,285) | 8,632,515 | $ —[b] | $ —[c] |
| Cadence Design Systems, Inc. | — | 14,604,200 | — | 14,604,200 | —[b] | 147,502,420 |
| Capital One Financial Corp. | 22,303,074 | 4,000,937 | — | 26,304,011 | 19,726,096 | 999,815,458 |
| Cardinal Health, Inc. | 23,396,450 | 13,400 | (750,000) | 22,659,850 | 5,932,217 | 1,168,795,063 |
| Comcast Corp., Class A | 138,558,560 | 639,072 | (13,440,000) | 125,757,632 | 8,697,696 | —[c] |
| Computer Sciences Corp. | 11,677,300 | 3,177,930 | (200,000) | 14,655,230 | —[b] | 686,450,973 |
| Compuware Corp. | 19,325,400 | 2,747,712 | — | 22,073,112 | —[b] | 210,577,489 |
| Electronic Data Systems Corp. | 34,224,100 | 17,200 | (34,241,300) | — | 3,423,435 | — |
| General Motors Corp. | — | 28,957,700 | — | 28,957,700 | 9,160,121 | 333,013,550 |
| Health Management Associates, Inc. | 15,307,700 | 7,600 | — | 15,315,300 | —[b] | 99,702,603 |
| Interpublic Group of Companies, Inc. | 28,806,600 | 16,400 | (5,000,000) | 23,823,000 | —[b] | 204,877,800 |
| Maxim Integrated Products, Inc. | 12,167,100 | 7,032,900 | — | 19,200,000 | 6,803,981 | 406,080,000 |
| Motorola, Inc. | 116,820,111 | 35,156,900 | — | 151,977,011 | 14,340,346 | 1,115,511,261 |
| SLM Corp. | 7,201,100 | 20,665,582 | (500,000) | 27,366,682 | —[b] | 529,545,297 |
| Xerox Corp. | 48,387,700 | 30,300 | (1,800,000) | 46,618,000 | 3,961,429 | 632,140,080 |
| | | | | | $72,045,321 | $6,534,011,994 |

[a] Net of foreign taxes, if any

[b] Non-income producing

[c] Company was not an affiliate at the end of the period

PAGE 11 • DODGE & COX STOCK FUND

## FINANCIAL HIGHLIGHTS (unaudited)

| SELECTED DATA AND RATIOS (for a share outstanding throughout each period) | Six Months Ended June 30, | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Net asset value, beginning of period** | $138.26 | $153.46 | $137.22 | $130.22 | $113.78 | $ 88.05 |
| **Income from investment operations:** | | | | | | |
| Net investment income | 1.15 | 2.30 | 2.15 | 1.68 | 1.54 | 1.60 |
| Net realized and unrealized gain (loss) | (22.87) | (1.90) | 23.12 | 10.36 | 20.08 | 26.59 |
| Total from investment operations | (21.72) | 0.40 | 25.27 | 12.04 | 21.62 | 28.19 |
| **Distributions to shareholders from:** | | | | | | |
| Net investment income | (1.08) | (2.34) | (2.12) | (1.70) | (1.53) | (1.62) |
| Net realized gain | (4.13) | (13.26) | (6.91) | (3.34) | (3.65) | (0.84) |
| Total distributions | (5.21) | (15.60) | (9.03) | (5.04) | (5.18) | (2.46) |
| **Net asset value, end of period** | $111.33 | $138.26 | $153.46 | $137.22 | $130.22 | $113.78 |
| **Total return** | (15.87)% | 0.14% | 18.54% | 9.36% | 19.16% | 32.35% |
| **Ratios/supplemental data:** | | | | | | |
| Net assets, end of period (millions) | $52,526 | $63,291 | $66,185 | $52,184 | $43,266 | $29,437 |
| Ratio of expenses to average net assets | 0.52%* | 0.52% | 0.52% | 0.52% | 0.53% | 0.54% |
| Ratio of net investment income to average net assets | 1.86%* | 1.44% | 1.48% | 1.29% | 1.32% | 1.72% |
| Portfolio turnover rate | 20% | 27% | 14% | 12% | 11% | 8% |

* Annualized

See accompanying Notes to Financial Statements

DODGE & COX STOCK FUND • PAGE 11

FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

P A G E 1 3 3 D O D G E & C O X S T O C K F U N D

THIS PAGE INTENTIONALLY LEFT BLANK

D O D G E & C O X S T O C K F U N D 3 P A G E 1 4

## DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

| Name (Age) and Address* | Position with Trust (Year of Election or Appointment) | Principal Occupation During Past 5 Years | Other Directorships Held by Trustees |
|---|---|---|---|
| **INTERESTED TRUSTEES & OFFICERS** | | | |
| John A. Gunn (64) | Chairman and Trustee (Trustee since 1985) | Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Global Investment Policy Committee (GIPC) (since 2008) and International Investment Policy Committee (IIPC) | — |
| Kenneth E. Olivier (56) | President and Trustee (Trustee since 2005) | President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC | — |
| Dana M. Emery (46) | Senior Vice President and Trustee (Trustee since 1993) | Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC | — |
| Charles F. Pohl (50) | Senior Vice President (Officer since 2004) | Senior Vice President and Director of Dodge & Cox, Chief Investment Officer (since 2007), Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC, GIPC (since 2008), IIPC (since 2007) and FIIPC | — |
| Diana S. Strandberg (48) | Senior Vice President (Officer since 2005) | Vice President of Dodge & Cox, Portfolio Manager and member of IPC, GIPC (since 2008) and IIPC | — |
| David H. Longhurst (51) | Treasurer (Officer since 2006) | Vice President and Assistant Treasurer of Dodge & Cox (since 2008); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004) | — |
| Thomas M. Mistele (54) | Secretary (Officer since 2000) | Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox | — |
| Marcia P. Venegas (39) | Chief Compliance Officer (Officer since 2004) | Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004) | — |
| **INDEPENDENT TRUSTEES** | | | |
| William F. Ausfahl (68) | Trustee (Since 2002) | CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997) | — |
| L. Dale Crandall (66) | Trustee (Since 1999) | President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000) | Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed health care) (2004-Present); Director, Metavante Technologies, Inc. (software) (2007 to present); Director, Serena Software, Inc. (software) (2007 to present) |
| Thomas A. Larsen (58) | Trustee (Since 2002) | Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm) | — |
| John B. Taylor (61) | Trustee (Since 2005) | Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005) | — |
| Will C. Wood (68) | Trustee (Since 1992) | Principal, Kentwood Associates, Financial Advisers | Director, Banco Latinoamericano de Exportaciones S.A. (Latin American foreign trade bank) (1999-Present) |

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all five series in the Dodge & Cox Funds complex and serves for an indefinite term.

**Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Funds' website at www.dodgeandcox.com or calling 1-800-621-3979.**

PAGE 15 • DODGE & COX STOCK FUND

D O D G E & C OX

Global Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of June 30, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2008

Semi-Annual Report

June 30, 2008

Global Stock Fund

E S T A B L I S H E D 2 0 0 8

T I C K E R : D O D W X

06/08 GSF SAR Printed on recycled paper

TO OUR SHAREHOLDERS

Welcome to the Dodge & Cox Global Stock Fund. The Fund opened on May 1, 2008. This letter covers the two months from the Fund’s launch through the end of the second quarter of 2008. This time period was marked by extreme market volatility. Although we cannot predict the short-term direction of financial markets, our past experience suggests that periods of uncertainty often present some of the best long-term investment opportunities. We appreciate your investment in the Fund and your confidence in our long-term investment strategy.

From May 1 through June 30 the Fund had a total return of -12.6%, compared to -6.6% for the Morgan Stanley Capital International World Index (MSCI World). As of June 30, the Fund had net assets of $329 million with a cash position of 2.6%.

INVESTMENT STRATEGY

While the Fund is only two months old, it builds on extensive investment experience that Dodge & Cox has accumulated over decades of domestic and international investing. The Fund shares its investment approach with the other Dodge & Cox Funds: a research-intensive emphasis on fundamental analysis, team-based decision making, a long-term investment horizon and diversification across sectors. Our industry analysts research opportunities across the globe. Of particular interest are companies trading at historically low valuations and companies with significant competitive advantages and attractive growth prospects that were previously out of reach due to expensive valuations. In evaluating securities for the Fund, the Global Investment Policy Committee (whose six members have an average tenure at Dodge & Cox of 17 years) has selected a portfolio that, at quarter end, emphasized Financials (29% of the Fund relative to 20% of the MSCI World), Health Care (14% versus 9%) and Media (9% versus 2%).

A corollary of our long-term investment horizon is the willingness to be persistent with investments in the face of a market decline that exceeds declines in the long-term fundamentals. Since the Fund’s inception, the Financials sector of the MSCI World declined by 18%, while the Fund’s holdings in the sector declined by 26%. Furthermore, the Energy sector of the MSCI World returned 6% while the Fund’s Energy investments increased by 5%. While the Fund’s positions in Financials and Energy have hurt the relative performance in the short term, we continue to believe that they will enhance the Fund’s long-term results.

Financials

Valuations of financial institutions worldwide continued to decline in May and June. The MSCI World’s Financials declined by the aforementioned 18% on top of the 16% decline recorded over the previous ten months. This extended decline has coincided with growing concerns over continued weakness in the U.S. housing market, reduced availability of credit, slowing economic activity and resultant capital shortages at financial institutions worldwide.

We believe that many financial institutions represent attractive investment opportunities as they trade at decade-plus lows and, according to our analysis, appear capable of surviving extended periods of economic malaise. Once the current challenges are resolved, we expect these institutions to experience earnings and share price recoveries. In May and June we took advantage of market volatility, and we added to our finance positions, including American International Group (AIG), Wachovia and Capital One. We also initiated a position in Citibank. As of June 30, the Fund’s two largest Financials positions were Wachovia and AIG.

Measured by customer deposits, Wachovia is the third largest bank in the United States with a strong and improving retail banking franchise. Population and income in the geographies served by Wachovia are growing at rates above the U.S. average. However, declines in U.S. home prices and the slowing U.S. economy have increased delinquency rates on Wachovia’s mortgage portfolio and other loans, which may result in additional losses. This could lead to the need for additional capital raising and/or a dividend reduction. Nonetheless, we believe that Wachovia’s share price (shares are trading at a fifteen-year low) incorporates an overly pessimistic view of its current challenges.

AIG is the world’s fourth largest insurance company (measured by market capitalization) and a leader in many markets in which it competes. It has historically been able to grow faster than its competitors while maintaining high

P A G E 1 DO D G E & C O X G L O B A L S T O C K F U N D

profitability. AIG’s share price has declined significantly—currently at a ten-year low—primarily related to concerns about its exposure to credit default swaps, mortgage-backed securities and mortgage insurance. We believe that AIG has sufficient capital and reserves to withstand additional deterioration in housing and credit markets and are likewise optimistic about its long-term prospects.

Energy

Energy was the strongest performing sector of the MSCI World, returning 6% for the two-month period ending June 30. The recent strong performance of the Energy sector coincided with the rapid rise in the price of oil, up 98% over the previous 12 months and 24% since May 1. At current oil prices the integrated oil producers are trading at substantial discounts to the overall markets. However, they face significant cost pressures and reserve replacement challenges. We continue to see more attractive investment opportunities outside of the Energy sector. At June 30, 6% of the Fund was invested in Energy.

IN CLOSING

We believe our investment approach—based on a three-to-five year investment horizon and an understanding of a company’s fundamentals in relation to its valuation—is critical in navigating today’s uncertain market environment. We encourage our shareholders to take a similar long-term view.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Global Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees, PERFORMANCE REVIEW Key Detractors from Results

The Fund’s overweight position and selection of holdings in the Financials sector hurt performance.

Weak performers included Wachovia (down 46%), AIG (down 43%), Royal Bank of Scotland (down 31%) and Fannie Mae (down 30%).

The Fund’s underweight positions in Energy (6% compared to 14% of the MSCI World at quarter end) and the Metals & Mining industry (1% versus 5%) within Materials detracted from relative performance. Those areas had strong positive returns in an otherwise declining market.

The Fund’s overweight position and selection of holdings in the Automobiles industry of Consumer Discretionary hurt performance. Weak performers included General Motors (down 50%) and Ford (down 42%).

The Fund’s active hedging of the Euro had a small negative effect.

Key Contributors to Results

The Fund’s holdings in the Health Care sector (up 3%) outperformed those in the MSCI World (down 1%). Notable performers include Novartis (up 9%) and Amgen (up 13%).

The Fund’s Telecommunication Services investments helped relative performance when compared to the MSCI World. Sprint Nextel, the Fund’s largest holding in this sector, returned 18%.

Risks of international investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus.

D O D G E & C O X G L O B A L S T O C K F U N D P A G E 2

John A. Gunn, Diana S. Strandberg, Chairman Senior Vice President

August 7, 2008

## TOTAL RETURN

| | From 5/1/08 (inception) to 6/30/08 |
|---|---|
| Dodge & Cox Global Stock Fund | −12.60% |
| MSCI World Index | −6.58 |

**Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.**

The Fund's total returns include the reinvestment of dividend and capital gain distributions (if any), but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world's stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

*Morgan Stanley® and Morgan Stanley Capital International® are trademarks of Morgan Stanley.*

## FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the period from May 1, 2008 (inception) to June 30, 2008.

### ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

### HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

| Two Months Ended June 30, 2008 | Beginning Account Value 5/1/2008 | Ending Account Value 6/30/2008 | Expenses Paid During Period† |
|---|---|---|---|
| Based on Actual Fund Return | $1,000.00 | $ 874.00 | $1.37 |
| Based on Hypothetical 5% Yearly Return | 1,000.00 | 1,006.88 | 1.46 |

† Expenses are equal to the Fund's annualized expense ratio of 0.87%, multiplied by the average account value over the period, multiplied by 61 days of the period (from 5/1/08, inception, to 6/30/08) and divided by 366 days of the fiscal year.

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

PAGE 3 • DODGE & COX GLOBAL STOCK FUND

FUND INFORMATION June 30, 2008

## GENERAL INFORMATION

| | |
|---|---|
| Net Asset Value Per Share | $8.74 |
| Total Net Assets (millions) | $329 |
| Expense Ratio (5/1/08 to 6/30/08, annualized) | 0.87% |
| Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized) | 1% |
| 30-Day SEC Yield[a] | 2.38% |
| Fund Inception Date | May 1, 2008 |

*No sales charges or distribution fees*

***Investment Manager:*** Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members' average tenure at Dodge & Cox is 17 years.

## ASSET ALLOCATION


Stocks: 97.4%
Cash Equivalents: 2.6%

## PORTFOLIO CHARACTERISTICS

| | Fund | MSCI World |
|---|---|---|
| Number of Stocks | **79** | 1,744 |
| Median Market Capitalization (billions) | **$27** | $8 |
| Weighted Average Market Capitalization (billions) | **$59** | $70 |
| Price-to-Earnings Ratio[b] | **10.3x** | 11.9x |
| Countries Represented | **21** | 23 |
| Emerging Markets (Brazil, India, Indonesia, Mexico, South Africa, South Korea, Thailand, Turkey) | **11.8%** | 0.0% |

## REGION DIVERSIFICATION

| | Fund | MSCI World |
|---|---|---|
| United States | **43.6%** | 47.0% |
| Europe (excluding United Kingdom) | **28.3** | 22.3 |
| United Kingdom | **8.8** | 10.5 |
| Japan | **6.8** | 10.3 |
| Latin America | **3.4** | 0.0 |
| Africa | **3.1** | 0.0 |
| Pacific (excluding Japan) | **2.9** | 5.0 |
| Canada | **0.5** | 4.9 |

## TEN LARGEST HOLDINGS[c]

| | Fund |
|---|---|
| Wachovia Corp. *(United States)* | **3.6%** |
| American International Group, Inc. *(United States)* | **3.6** |
| Royal Bank of Scotland Group PLC *(United Kingdom)* | **2.9** |
| Hewlett-Packard Co. *(United States)* | **2.6** |
| Sony Corp. *(Japan)* | **2.6** |
| Novartis AG *(Switzerland)* | **2.6** |
| Credit Suisse Group AG *(Switzerland)* | **2.4** |
| Unicredit SPA *(Italy)* | **2.3** |
| Comcast Corp. *(United States)* | **2.2** |
| WellPoint, Inc. *(United States)* | **2.0** |

## SECTOR DIVERSIFICATION

| | Fund | MSCI World |
|---|---|---|
| Financials | **28.8%** | 20.1% |
| Consumer Discretionary | **16.2** | 8.7 |
| Health Care | **13.9** | 9.1 |
| Information Technology | **12.3** | 10.7 |
| Materials | **6.9** | 8.5 |
| Energy | **6.3** | 13.5 |
| Industrials | **5.9** | 11.1 |
| Consumer Staples | **4.2** | 8.8 |
| Telecommunication Services | **2.9** | 4.4 |
| Utilities | **0.0** | 5.1 |

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

DODGE & COX GLOBAL STOCK FUND ▪ PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS: 96.9%

| | SHARES | VALUE |
|---|---|---|
| **CONSUMER DISCRETIONARY: 16.2%** | | |
| AUTOMOBILES & COMPONENTS: 3.6% | | |
| Bayerische Motoren Werke AG (Germany) | 39,200 | $ 1,885,500 |
| Ford Motor Co.[a] (United States) | 437,318 | 2,103,499 |
| General Motors Corp. (United States) | 330,300 | 3,798,450 |
| Honda Motor Co., Ltd. ADR[b] (Japan) | 119,200 | 4,056,376 |
| | | 11,843,825 |
| CONSUMER DURABLES & APPAREL: 3.7% | | |
| Matsushita Electric Industrial Co., Ltd. (Japan) | 168,000 | 3,623,110 |
| Sony Corp. (Japan) | 193,000 | 8,433,583 |
| | | 12,056,693 |
| MEDIA: 8.5% | | |
| Comcast Corp., Class A (United States) | 375,100 | 7,115,647 |
| Grupo Televisa SA ADR[b] (Mexico) | 158,800 | 3,750,856 |
| Naspers, Ltd. (South Africa) | 285,400 | 6,232,874 |
| News Corp., Class A (United States) | 316,400 | 4,758,656 |
| Time Warner, Inc. (United States) | 402,600 | 5,958,480 |
| | | 27,816,513 |
| RETAILING: 0.4% | | |
| Macy's, Inc. (United States) | 77,700 | 1,508,934 |
| | | 53,225,965 |
| **CONSUMER STAPLES: 4.2%** | | |
| FOOD & STAPLES RETAILING: 1.8% | | |
| Tesco PLC (United Kingdom) | 434,200 | 3,193,932 |
| Wal-Mart Stores, Inc. (United States) | 48,100 | 2,703,220 |
| | | 5,897,152 |
| FOOD, BEVERAGE & TOBACCO: 2.4% | | |
| Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey) | 717,200 | 6,212,568 |
| Fomento Economico Mexicano SAB de CV ADR[b] (Mexico) | 38,800 | 1,765,788 |
| | | 7,978,356 |
| | | 13,875,508 |
| **ENERGY: 5.8%** | | |
| Baker Hughes, Inc. (United States) | 36,600 | 3,196,644 |
| Chevron Corp. (United States) | 32,300 | 3,201,899 |
| Royal Dutch Shell PLC ADR[b] (United Kingdom) | 76,300 | 6,234,473 |
| Schlumberger, Ltd. (United States) | 30,700 | 3,298,101 |
| Total SA (France) | 38,000 | 3,242,739 |
| | | 19,173,856 |
| **FINANCIALS: 28.8%** | | |
| BANKS: 15.2% | | |
| Fannie Mae (United States) | 307,900 | 6,007,129 |
| HSBC Holdings PLC (United Kingdom) | 261,600 | 4,042,184 |
| ICICI Bank, Ltd. ADR[b] (India) | 58,700 | 1,688,212 |
| Royal Bank of Scotland Group PLC (United Kingdom) | 2,207,936 | 9,455,433 |
| Shinhan Financial Group Co., Ltd. ADR[b] (South Korea) | 42,900 | $ 3,844,269 |
| Shinsei Bank, Ltd. (Japan) | 437,000 | 1,498,027 |
| Standard Bank Group, Ltd. (South Africa) | 415,500 | 4,048,870 |
| Unicredit SPA (Italy) | 1,225,100 | 7,498,443 |
| Wachovia Corp. (United States) | 769,500 | 11,950,335 |
| | | 50,032,902 |
| DIVERSIFIED FINANCIALS: 6.4% | | |
| Capital One Financial Corp. (United States) | 159,100 | 6,047,391 |
| Citigroup, Inc. (United States) | 175,800 | 2,946,408 |
| Credit Suisse Group AG (Switzerland) | 173,600 | 7,970,085 |
| Haci Omer Sabanci Holding AS (Turkey) | 469,600 | 1,604,092 |
| Legg Mason, Inc. (United States) | 46,400 | 2,021,648 |
| SLM Corp.[a] (United States) | 15,100 | 292,185 |
| | | 20,881,809 |
| INSURANCE: 7.2% | | |
| AEGON NV (Netherlands) | 260,400 | 3,449,221 |
| American International Group, Inc. (United States) | 445,200 | 11,779,992 |
| Swiss Reinsurance Co. (Switzerland) | 94,700 | 6,308,389 |
| Tokio Marine Holdings, Inc. (Japan) | 57,800 | 2,253,539 |
| | | 23,791,141 |
| | | 94,705,852 |
| **HEALTH CARE: 13.9%** | | |
| HEALTH CARE EQUIPMENT & SERVICES: 3.0% | | |
| Covidien, Ltd. (United States) | 50,200 | 2,404,078 |
| UnitedHealth Group, Inc. (United States) | 30,000 | 787,500 |
| WellPoint, Inc.[a] (United States) | 140,000 | 6,672,400 |
| | | 9,863,978 |
| PHARMACEUTICALS, BIOTECHNOLOGY & LIFE SCIENCES: 10.9% | | |
| Amgen, Inc.[a] (United States) | 139,100 | 6,559,956 |
| Bayer AG (Germany) | 38,100 | 3,206,883 |
| GlaxoSmithKline PLC ADR[b] (United Kingdom) | 137,800 | 6,093,516 |
| Novartis AG ADR[b] (Switzerland) | 152,600 | 8,399,104 |
| Sanofi-Aventis (France) | 99,700 | 6,660,355 |
| Wyeth (United States) | 100,600 | 4,824,776 |
| | | 35,744,590 |
| | | 45,608,568 |
| **INDUSTRIALS: 5.9%** | | |
| CAPITAL GOODS: 5.0% | | |
| General Electric Co. (United States) | 91,400 | 2,439,466 |
| Koninklijke Philips Electronics NV (Netherlands) | 91,700 | 3,119,991 |
| Schneider Electric SA (France) | 42,900 | 4,634,190 |
| Tyco International, Ltd. (United States) | 74,800 | 2,994,992 |
| Wienerberger AG (Austria) | 79,800 | 3,350,851 |
| | | 16,539,490 |

PAGE 5 • Dodge & Cox Global Stock Fund

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

COMMON STOCKS (continued)

| | SHARES | VALUE |
|---|---|---|
| TRANSPORTATION: 0.9% | | |
| FedEx Corp. (United States) | 37,900 | $ 2,986,141 |
| | | 19,525,631 |
| INFORMATION TECHNOLOGY: 12.3% | | |
| SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 1.1% | | |
| Infineon Technologies AG[a] (Germany) | 278,000 | 2,420,466 |
| Maxim Integrated Products, Inc. (United States) | 53,100 | 1,123,065 |
| | | 3,543,531 |
| SOFTWARE & SERVICES: 2.2% | | |
| Computer Sciences Corp.[a] (United States) | 64,400 | 3,016,496 |
| Compuware Corp.[a] (United States) | 136,400 | 1,301,256 |
| EBay, Inc.[a] (United States) | 108,000 | 2,951,640 |
| | | 7,269,392 |
| TECHNOLOGY, HARDWARE & EQUIPMENT: 9.0% | | |
| Alcatel-Lucent (France) | 501,000 | 3,044,768 |
| Hewlett-Packard Co. (United States) | 194,400 | 8,594,424 |
| Kyocera Corp. (Japan) | 27,500 | 2,589,820 |
| Motorola, Inc. (United States) | 846,600 | 6,214,044 |
| Nokia Oyj (Finland) | 252,100 | 6,148,277 |
| Nortel Networks Corp.[a],[b] (Canada) | 176,700 | 1,452,474 |
| Xerox Corp. (United States) | 102,900 | 1,395,324 |
| | | 29,439,131 |
| | | 40,252,054 |
| MATERIALS: 6.9% | | |
| Arkema (France) | 42,916 | 2,425,732 |
| BASF SE (Germany) | 21,100 | 1,455,741 |
| Cemex SAB de CV ADR[b] (Mexico) | 166,578 | 4,114,477 |
| Domtar Corp.[a] (United States) | 469,200 | 2,557,140 |
| Dow Chemical Co. (United States) | 119,500 | 4,171,745 |
| Lafarge SA (France) | 21,800 | 3,342,720 |
| Norsk Hydro ASA (Norway) | 206,100 | 3,010,649 |
| Siam Cement PCL NVDR (Thailand) | 254,200 | 1,467,343 |
| | | 22,545,547 |
| TELECOMMUNICATION SERVICES: 2.9% | | |
| Sprint Nextel Corp. (United States) | 389,900 | 3,704,050 |
| Telefonica SA ADR[b] (Spain) | 43,800 | 3,485,604 |
| Telekomunik Indonesia ADR[b] (Indonesia) | 74,412 | 2,399,787 |
| | | 9,589,441 |
| TOTAL COMMON STOCKS (Cost $359,938,596) | | 318,502,422 |

PREFERRED STOCKS: 0.5%

| | SHARES | VALUE |
|---|---|---|
| ENERGY: 0.5% | | |
| Petroleo Brasileiro SA ADR[b] (Brazil) | 27,100 | 1,570,445 |
| TOTAL PREFERRED STOCKS (Cost $1,500,794) | | 1,570,445 |

SHORT-TERM INVESTMENTS: 7.1%

| | PAR VALUE | VALUE |
|---|---|---|
| MONEY MARKET FUND: 0.1% | | |
| SSgA Prime Money Market Fund | $ 325,192 | $ 325,192 |
| REPURCHASE AGREEMENT: 7.0% | | |
| Fixed Income Clearing Corporation[d] 2.20%, 7/1/08, maturity value $23,044,408 | 23,043,000 | 23,043,000 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $23,368,192) | | $ 23,368,192 |
| TOTAL INVESTMENTS (Cost $384,807,582) | 104.5% | $343,441,059 |
| OTHER ASSETS LESS LIABILITIES | (4.5%) | (14,664,675) |
| NET ASSETS | 100.0% | $328,776,384 |

[a] Non-income producing

[b] Security issued by a foreign entity, denominated in U.S. dollars

[d] Repurchase agreement is collateralized by Fannie Mae 7.25%, 1/15/10; and Freddie Mac 4.875%, 2/9/10. Total collateral value is $23,503,950.

ADR: American Depositary Receipt

NVDR: Non Voting Depositary Receipt

## Forward Foreign Currency Contracts

As of June 30, 2008, open forward foreign currency contracts are summarized as follows:

| Contracts to Sell | Settlement Date | Value | Unrealized Depreciation |
|---|---|---|---|
| 7,000,000 EUR | August 2008 | $10,992,759 | $(206,354) |
| 3,500,000 EUR | September 2008 | 5,490,614 | (94,664) |
| | | $16,483,373 | $(301,018) |

Value of contracts to sell as a percentage of net assets: 5.0%

### Currency Abbreviations

EUR—Euro

See accompanying Notes to Financial Statements

Dodge & Cox Global Stock Fund • page 6

STATEMENT OF ASSETS AND LIABILITIES

(unaudi ted)

June 30, 2008

ASSETS:

Investments, at value (cost $384,807,582) $343,441,059

Cash denominated in foreign currency (cost $278,420) 278,226

Receivable for investments sold 3,263

Receivable for Fund shares sold 3,354,340

Dividends and interest receivable 371,430

Prepaid expenses and other assets 95,000

347,543,318

LIABILITIES:

Payable for investments purchased 17,981,872

Unrealized depreciation on foreign currency contracts 301,018

Payable for Fund shares redeemed 282,559

Management fees payable 148,132

Accrued expenses 53,353

18,766,934

NET ASSETS $328,776,384

NET ASSETS CONSIST OF:

Paid in capital $369,132,068

Undistributed net investment income 1,281,816

Undistributed net realized gain on investments 26,181

Net unrealized depreciation on investments (41,663,681)

$328,776,384

Fund shares outstanding (par value $0.01 each,

unlimited shares authorized) 37,628,608

Net asset value per share $8.74

STATEMENT OF OPERATIONS

(unaudi ted)

Period Ended

June 30, 2008*

INVESTMENT INCOME:

Dividends (net of foreign taxes of $159,197) $ 1,536,563

Interest 108,439

1,645,002

EXPENSES:

Management fees 249,066

Custody and fund accounting fees 4,120

Transfer agent fees 17,114

Professional services 21,514

Shareholder reports 10,000

Registration fees 23,499

Trustees’ fees 36,250

Miscellaneous 1,623

363,186

NET INVESTMENT INCOME 1,281,816

REALIZED AND UNREALIZED GAIN (LOSS)

ON INVESTMENTS:

Net realized gain (loss)

Investments 234,519

Foreign currency transactions (208,338)

Net change in unrealized depreciation

Investments (41,366,523)

Foreign currency transactions (297,158)

Net realized and unrealized loss (41,637,500)

NET DECREASE IN NET ASSETS

FROM OPERATIONS $(40,355,684)

STATEMENT OF CHANGES IN NET ASSETS

(unaudi ted)

Period Ended

June 30, 2008*

OPERATIONS:

Net investment income $ 1,281,816

Net realized gain 26,181

Net change in unrealized depreciation (41,663,681)

Net decrease in net assets from operations (40,355,684)

DISTRIBUTIONS TO

SHAREHOLDERS FROM:

Net investment income —

Net realized gain —

Total distributions —

FUND SHARE TRANSACTIONS:

Proceeds from sale of shares 379,087,765

Reinvestment of distributions —

Cost of shares redeemed (9,955,697)

Net increase from Fund share transactions 369,132,068

Total increase in net assets 328,776,384

NET ASSETS:

Beginning of period —

End of period (including undistributed net

investment income of $1,281,816) $328,776,384

SHARE INFORMATION:

Shares sold 38,700,202

Distributions reinvested —

Shares redeemed (1,071,594)

Net increase in shares outstanding 37,628,608

*	For the period from May 1, 2008 (inception) to June 30, 2008.

P A G E 7 ? D O D G E & C O X G L O B A L S T O C K F U N D See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS (unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Dodge & Cox Global Stock Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on May 1, 2008. It seeks long-term growth of principal and income, and invests primarily in a diversified portfolio of U.S. and foreign stocks. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at market, using the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends

D O D G E & C O X G L O B A L S T O C K F U N D P A G E 8

NOTES TO FINANCIAL STATEMENTS (unaudited)

have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. Interest income is recorded on the accrual basis.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

***Repurchase agreements*** The Fund may enter into repurchase agreements secured by U.S. government and agency securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund's policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

***Foreign currency*** The Fund may use foreign currency contracts to hedge portfolio positions and facilitate security transactions in foreign currency-denominated securities. Losses from these transactions may arise from unfavorable changes in currency values or if the counterparties do not perform under the contracts' terms.

Foreign currency-denominated assets (including investment securities) and liabilities are translated into U.S. dollars each business day at the prevailing exchange rate. Purchases and sales of securities, income receipts, and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

Net realized gains and losses on foreign currency transactions arise from sales of foreign currencies and from changes in currency values between the date recorded and the related settlement/cash payment on securities transactions, dividends, and foreign currency contracts. The effects of currency rate changes on investment securities are included with realized and unrealized gain (loss) on investments.

## NOTE 2—VALUATION MEASUREMENTS

Various inputs are used in determining the value of the Fund's investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

- Level 1: Quoted prices in active markets for identical securities
- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3: Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund's net assets as of June 30, 2008:

| Valuation Inputs | Investments in Securities | Other Financial Instruments* |
|---|---|---|
| Level 1: Quoted Prices | $320,398,059 | $(301,018) |
| Level 2: Other Significant Observable Inputs | 23,043,000 | — |
| Level 3: Significant Unobservable Inputs | — | — |
| Total | $343,441,059 | $(301,018) |

* Consists of unrealized depreciation on forward foreign currency contracts.

## NOTE 3—RELATED PARTY TRANSACTIONS

***Management fees*** Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.60% of the Fund's average daily net assets to Dodge & Cox, investment manager of the Fund.

PAGE 9 • DODGE & COX GLOBAL STOCK FUND

NOTES TO FINANCIAL STATEMENTS (unaudited)

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Indemnification Under the Trust’s organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 4—INCOME TAX INFORMATION AND DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.

Certain foreign countries impose a tax on capital gains which is accrued by the Fund based on unrealized appreciation, if any, on affected securities. The tax is paid when a gain is realized on the sale of affected securities.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and foreign currency realized gain (loss).

At June 30, 2008, the tax basis components of distributable earnings were as follows:

Unrealized appreciation $ 3,117,480

Unrealized depreciation (44,480,143)

Net unrealized depreciation (41,362,663)

Undistributed ordinary income 1,187,590

Accumulated capital loss (180,611)

NOTE 5—COMMITTED LINE OF CREDIT

The Fund participates with the Funds in a $200 million committed credit facility (“Line of Credit”) with State Street Bank and Trust Company to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. Interest on borrowings is charged at the prevailing rate. During the period, there were no borrowings on the Line of Credit.

NOTE 6—PURCHASES AND SALES OF INVESTMENTS

For the two months ended June 30, 2008, purchases and sales of securities, other than short-term securities, aggregated $362,350,338 and $1,142,203, respectively.

NOTE 7—ACCOUNTING PRONOUNCEMENTS

Effective June 29, 2007, the Fund adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. At June 30, 2008, FIN 48 was applied to the period from May 1, 2008 through June 30, 2008, the open tax period subject to regulatory examination. There was no impact to the Fund’s financial statements as a result of applying FIN 48.

D O D G E & C O X G L O B A L S T O C K F U N D P A G E 1 0

FINANCIAL HIGHLIGHTS (unaudited)

SELECTED DATA AND RATIOS For the period

(for a share outstanding throughout each period) May 1, 2008 (inception) to June 30, 2008

Net asset value, beginning of period $10.00

Income from investment operations:

Net investment income 0.03

Net realized and unrealized loss (1.29)

Total from investment operations (1.26)

Distributions to shareholders from:

Net investment income —

Net realized gain —

Total distributions —

Net asset value, end of period $ 8.74

Total return (12.60)%

Ratios/supplemental data:

Net assets, end of period (millions) $329

Ratio of expenses to average net assets 0.87%*

Ratio of net investment income to average net assets 3.09%*

Portfolio turnover rate 1%

*	Annualized

See accompanying Notes to Financial Statements

BOARD APPROVAL OF FUNDS’ INVESTMENT MANAGEMENT

AGREEMENTS AND MANAGEMENT FEES

(unaudited)

The Board of Trustees is responsible for overseeing the performance of the Dodge & Cox Funds’ investment manager and determining whether to approve the Investment Management Agreement between the Dodge & Cox Global Stock Fund (the “Fund”) and Dodge & Cox (the “Agreement”). At a meeting of the Board of Trustees of the Trust held on February 14, 2008, the Trustees, by a unanimous vote (including a separate vote of those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) (the “Independent Trustees”)), approved the Agreement with an initial term through December 31, 2009.

INFORMATION RECEIVED

The Board considered that at the meeting held on December 19, 2007 (the “December Meeting”), the Board unanimously voted to approve the renewal of the

Investment Management Agreement for each of the Stock Fund, International Stock Fund, Balanced Fund and Income Fund (the “existing Funds”). The Board also considered that at the December Meeting and in the months preceding the December Meeting, the Board had requested, received and reviewed extensive materials relating to the nature, extent and quality of services provided to the Funds by Dodge & Cox. The materials reviewed by the Board at the December Meeting also included information concerning Dodge & Cox’s profitability, financial results and condition, including advisory fee revenue and separate account advisory fee schedules. The Board additionally noted that at the December Meeting it considered the existing Funds’ brokerage commissions, turnover rates and sales and redemption data, including “soft dollar” payments made for research benefiting the existing Funds and other accounts managed by Dodge & Cox, and brokerage commissions and expenses paid by Dodge & Cox. Other aspects of Dodge & Cox’s services to the existing Funds which were reviewed at the December Meeting included

P A G E 1 1 DO D G E & C O X G L O B A L S T O C K F U N D

compliance and supervision of third-party service providers (e.g., custodian, fund accountant, transfer agent and state registration administrator), shareholder servicing, accounting and administrative services, web services, the character of non-advisory services, the record of compliance with the existing Funds’ investment policies and restrictions and the existing Funds’ Code of Ethics, investment management staffing and biographies, information furnished to investors and shareholders (including the existing Funds’ Prospectus, Statement of Additional Information, shareholder reports, and quarterly reports), and third-party retirement plan administrator reimbursements by Dodge & Cox for the same periods.

In connection with the February 2008 meeting, the Board, including each of the Independent Trustees, received and reviewed materials relating to the Agreement. The Board reviewed a Morningstar® report regarding the “world stock” category of mutual funds, with detailed advisory fee rates and expense ratios of comparable funds managed by other advisers identified by Morningstar®.

The Board received copies of the Agreement and a memorandum from the independent legal counsel to the Independent Trustees discussing the factors generally regarded as appropriate to consider in evaluating and approving advisory arrangements. The Board, including the Independent Trustees, subsequently concluded that the proposed Agreement is fair and reasonable and voted to approve the Agreement.

In considering the Agreement, the Board, including the Independent Trustees, did not identify any single factor or particular information as all-important or controlling. In reaching the decision to approve the Agreement, the Board, which was advised by independent legal counsel, considered the following factors, among others, and reached the conclusions described below.

NATURE, QUALITY, AND EXTENT OF THE SERVICES

The Board considered that, similar to the services Dodge & Cox provides to the existing Funds, Dodge & Cox is expected to provide a wide range of services to the Fund in addition to portfolio management, and that the quality of such services provided to the existing Funds has been excellent in all respects. The extensive nature of services provided by Dodge & Cox to the existing Funds has been documented in materials provided to the Board and in presentations made to the Board throughout 2007. The Board considered the nature, quality and extent of portfolio management, administrative and shareholder services to be performed by Dodge & Cox for the Fund, including: Dodge & Cox’s established long-term history of care and conscientiousness in the management of the existing Funds and demonstrated consistency in investment approach and depth of resources. The Board considered the background and experience of the members of the Dodge & Cox Global Investment Policy Committee, which will be responsible for managing the Fund. The Board also considered frequent favorable recognition of Dodge & Cox in the media, industry publications and industry surveys with respect to corporate governance, operational capabilities, performance and reputation for integrity; Dodge & Cox’s exceptional performance in the areas of compliance, administration, shareholder communication and services, supervision of Fund operations and general oversight of other service providers; and favorable peer group comparisons of expense ratios, management fee comparisons, and expense (e.g., transfer agent, custody and other fees and expenses) comparisons prepared independently by Morningstar®. In considering this information, the Board evaluated not only the information presented to the Board in connection with its consideration of the Agreement, but also the Board’s experience through past interactions with Dodge & Cox. The Board concluded that it was satisfied with the nature, extent and quality of investment management and other services to be provided to the Global Stock Fund by Dodge & Cox.

INVESTMENT PERFORMANCE

The Global Stock Fund is a new series of the Trust and therefore the Board did not review specific Fund performance information. The Board noted that the performance of the Dodge & Cox Funds is the result of a team-oriented, investment management process that emphasizes a long-term investment horizon, independence, comprehensive research, price discipline and focus. The Board also noted Dodge & Cox’s success managing both U.S. and international investment

D O D G E & C O X G L O B A L S T O C K F U N D P A G E 1 2

mandates. The Board concluded that Dodge & Cox’s investment approach is consistent with the long-term investment strategies proposed for the Fund.

COSTS AND ANCILLARY BENEFITS

Costs of Services to the Fund: Fees and Expenses.

The Board considered the Fund’s proposed management fee rates and anticipated expense ratio relative to industry averages for similar mutual funds and relative to management fees charged by Dodge & Cox to other Funds. The Board considered that, for the initial term of the Agreement, Dodge & Cox agreed to reimburse a portion of the Fund’s expenses and/or waive a portion of its management fee to the extent that the Fund’s total expenses (before payment of any extraordinary expenses) would otherwise exceed 0.90% of the Fund’s average daily net assets. The Board also evaluated the proposed operating structure of the Fund and Dodge & Cox, including the following factors: Dodge & Cox has a centralized focus on investment management operations and derives revenue solely from management fees; its outsourcing of non-advisory support services to unaffiliated third-party service providers is efficient and less costly to investors; Dodge & Cox does not charge front-end sales commissions or distribution fees and bears all third party research and distribution-related costs as well as reimbursements to third-party retirement plan administrators; and the Fund will receive numerous administrative, regulatory compliance, and shareholder support services from Dodge & Cox without any additional administrative fee. The Board noted that Dodge & Cox will bear all distribution-related expenses, such as the costs associated with the Fund’s prospectus, sales literature, fulfillment, marketing, personnel and website. The Board also noted the fact that the Fund will be below peer group averages in expense ratios and management fee rates as documented by the Morningstar® report. The Board concluded that the Fund’s expected costs for the services it will receive (including the management fee to be paid to Dodge & Cox) are reasonable, and further that the fees are acceptable based upon the qualifications, experience, reputation, and performance of Dodge & Cox.

Profitability and Costs of Services to Dodge & Cox; “Fall-out” Benefits. The Board noted that at the December Meeting it reviewed reports of Dodge & Cox’s financial position, profitability and estimated overall value, and considered Dodge & Cox’s overall profitability as a private, employee-owned S-Corporation and relative to the services it will provide to the Fund. At the December Meeting, the Board considered recent increases to Dodge & Cox’s gross revenues, and noted the importance of Dodge & Cox’s profitability—which is derived solely from management fees and does not include other business ventures—to maintain its independence, stability, company culture and ethics, and management continuity. The Board considered that Dodge & Cox’s primary service to the Fund will be money management, and that it is expected that Dodge & Cox will reimburse defined contribution plan administrators, provide administration and office overhead for the Fund, bear a substantial portion of the Fund’s joint insurance premiums, and support Fund share distribution and marketing. The Board noted that Dodge & Cox’s profitability is enhanced due to its efficient internal business model, and that the compensation/profit structure at Dodge & Cox is vital for remaining independent and facilitating retention of its management and investment professionals. The Board also considered potential “fall-out” benefits (including receipt of research from unaffiliated brokers) that Dodge & Cox might receive in its association with the Fund, and concluded that these benefits are reasonable. The Board also noted the extent of additional administrative services to be performed by Dodge & Cox for the Fund, and that the magnitude of costs and risks borne by Dodge & Cox in rendering advisory services to the Fund (including risks in the compliance, securities valuation and investment management processes) may increase, and that it was difficult to project with significant accuracy the profitability of a new series. The Board concluded that the expected profitability of Dodge & Cox’s relationship with the Fund (including any fall-out benefits) would be fair and reasonable.

THE BENEFIT OF ECONOMIES OF SCALE

The Board considered the extent to which economies of scale would be realized as the Fund grows and whether the

P A G E 1 3 DO D G E & C O X G L O B A L S T O C K F U N D

proposed fee levels reflect these economies of scale for the benefit of the Fund’s investors. The Board considered whether the management fee rate is reasonable in relation to the Fund’s anticipated assets and any economies of scale that may develop. In the Board’s view, any consideration of economies of scale must take account of the considerable efficiencies of the Fund’s organization and fee structure that will be realized by shareholders at the outset of their investment (i.e., from the first dollar). Shareholders will also realize efficiencies from the outset of their investment due to organizational efficiencies derived from Dodge & Cox’s investment management process (e.g., historically low portfolio turnover) and the avoidance of distribution and marketing structures the costs of which would partially be borne by shareholders of the Fund. The Board concluded that the proposed Dodge & Cox fee structure is fair and reasonable and will adequately reflect economies of scale.

CONCLUSION

Based on its evaluation of all material factors and assisted by the advice of independent legal counsel to the Independent Trustees, the Board, including the Independent Trustees, concluded that the Fund’s proposed advisory fee structure was fair and reasonable, that the Fund will pay a competitive fee for the services provided, that the scope and quality of Dodge & Cox’s services are anticipated to provide substantial value for Fund shareholders over the long term, and that approval of the Agreement was in the best interests of the Fund and its shareholders.

FUND’S HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the two-month period ending June 30 will also be available at www.dodgeandcox.com or at www.sec.gov on or about August 29, 2008.

D O D G E & C O X G L O B A L S T O C K F U N D P A G E 1 4

DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

| Name (Age) and Address* | Position with Trust (Year of Election or Appointment) | Principal Occupation During Past 5 Years | Other Directorships Held by Trustees |
|---|---|---|---|
| INTERESTED TRUSTEES & OFFICERS | | | |
| John A. Gunn (64) | Chairman and Trustee (Trustee since 1985) | Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Global Investment Policy Committee (GIPC) (since 2008) and International Investment Policy Committee (IIPC) | — |
| Kenneth E. Olivier (56) | President and Trustee (Trustee since 2005) | President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC | — |
| Dana M. Emery (46) | Senior Vice President and Trustee (Trustee since 1993) | Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC | — |
| Charles F. Pohl (50) | Senior Vice President (Officer since 2004) | Senior Vice President and Director of Dodge & Cox, Chief Investment Officer (since 2007), Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC, GIPC (since 2008), IIPC (since 2007) and FIIPC | — |
| Diana S. Strandberg (48) | Senior Vice President (Officer since 2005) | Vice President of Dodge & Cox, Portfolio Manager and member of IPC, GIPC (since 2008) and IIPC | — |
| David H. Longhurst (51) | Treasurer (Officer since 2006) | Vice President and Assistant Treasurer of Dodge & Cox (since 2008); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004) | — |
| Thomas M. Mistele (54) | Secretary (Officer since 2000) | Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox | — |
| Marcia P. Venegas (39) | Chief Compliance Officer (Officer since 2004) | Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004) | — |
| INDEPENDENT TRUSTEES | | | |
| William F. Ausfahl (68) | Trustee (Since 2002) | CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997) | — |
| L. Dale Crandall (66) | Trustee (Since 1999) | President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000) | Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed health care) (2004-Present); Director, Metavante Technologies, Inc. (software) (2007 to present); Director, Serena Software, Inc. (software) (2007 to present) |
| Thomas A. Larsen (58) | Trustee (Since 2002) | Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm) | — |
| John B. Taylor (61) | Trustee (Since 2005) | Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005) | — |
| Will C. Wood (68) | Trustee (Since 1992) | Principal, Kentwood Associates, Financial Advisers | Director, Banco Latinoamericano de Exportaciones S.A. (Latin American foreign trade bank) (1999-Present) |

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all five series in the Dodge & Cox Funds complex and serves for an indefinite term.

**Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.**

PAGE 15 • DODGE & COX GLOBAL STOCK FUND

D O D G E & C OX

International Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of June 30, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2008

Semi-Annual Report

June 30, 2008

International Stock Fund

E S T A B L I S H E D 2 0 0 1

T I C K E R : D O D F X

06/08 ISF SAR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox International Stock Fund had a total return of -11.5% for the six months ended June 30, 2008, compared to a total return of -11.0% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). Longer-term results can be found on page three. As of June 30, the Fund had net assets of $49.4 billion and a cash position of 3.1%.

INVESTMENT STRATEGY

The last 12 months have been difficult for international investors as worries have intensified over distressed financial institutions, slower economic growth and higher inflation. The only bright spots have been commodities and energy. Strong demand in the developing world for raw materials, and a muted supply response, are driving prices higher for many commodities as well as the share prices of the companies who supply them. In the last six months alone, the Commodity Research Bureau Index has risen 29% and the price of oil has increased almost 50%. Going back to 2003, investors in the MSCI Metals & Mining Index would have seen their investments increase approximately five times compared with roughly two times for the broader market. The result is that Financials are trading at the lowest valuation (on a price-to-book basis) relative to metals & mining stocks since before 1970.

We have reacted in an incremental fashion to this change in investor sentiment over the past year in particular. The most substantial change in the Fund has been a reduction in its holdings of commodity-related (including Energy) companies and an increase in financial services companies. While we believe the future demand for commodities may be bright, we have gradually shifted away from the area because we believe that current high prices will spur innovation, substitution and conservation. In contrast, though the timing of recovery in the financial services sector is uncertain, we believe current valuations for the Fund’s holdings reflect undue pessimism about their long-term prospects.

A long history of investing has taught us to be skeptical of consensus opinion—not only because it can be wrong, but, by its nature, it is already reflected in current valuations. We are not skeptical for the sake of being contrarian. Rather, we attempt to understand the assumptions underlying consensus opinion and analyze whether they are valid over the long term. Today, the divergence in outlook for Materials and Financials is vast. Given how connected the world economy is today, it is difficult to square how the financial and “real” economy can be so divorced as to allow Financials to wither while commodities boom.

An example of the Fund’s increased investment in Financials is Royal Bank of Scotland (RBS). RBS has been a holding since 2004, and its price has declined substantially more than 60% over the past year on the back of capital market strains, concerns about its acquisition of ABN Amro and the risk of a U.K. or U.S. recession. RBS has a diverse franchise spanning insurance, corporate and investment banking, and retail banking in the eastern United States, Ireland and the U.K. In our opinion, the current market value—less than 2% of reported assets, and less than 40% of reported book value—underestimates the value of its franchise and the chance that management can grow the business. We added substantially to the Fund’s position in the last quarter.

IN CLOSING

Though recent results are disappointing, we believe that current conditions allow for the prospect of attractive future performance. Our investment team has worked together over a long period of time and through many market cycles. It is never easy to invest in a market like today where prices and sentiment are so volatile. However, our process, culture and discipline differentiate us from other investors’ shorter time horizons.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Diana S. Strandberg,

Chairman Senior Vice President

August 7, 2008

P A G E 1 D O D G E & C O X I N T E R N A T I O N A L S T O C K F U N D

PERFORMANCE REVIEW Key Detractors from Results

Weak returns from the Fund’s holdings in the Information Technology sector (down 19% compared to down 13% for the MSCI EAFE Information Technology sector) hurt performance. Performance suffered due to the Fund’s investments in Infineon Technologies (down 26%) and a selection of its Communications Equipment holdings, including Motorola (down 54%), Nortel Networks (down 46%) and Nokia (down 36%).

The Fund’s selection of holdings in the Materials sector (down 7%) hurt relative performance in comparison to the MSCI EAFE Materials sector (up 6%). Materials was one of the best performing areas of the market. The Fund’s underweight position in the strong performing Metals & Mining industry, and its overweight position in the poor performing Construction Materials industry, hurt performance.

Selected detractors include Standard Bank of South Africa (down 32%), News Corp. (down 26%), and Sanofi-Aventis (down 25%).

Key Contributors to Results

The Fund’s selection of holdings in the Energy sector helped absolute performance (up 10%) versus the MSCI EAFE Energy sector (up 5%). Notable performers include StatOilHydro (up 27%) and Petroleo Brasileiro (up 21%).

The Fund’s selection of holdings in the Financials sector (down 16%) helped relative performance in comparison to the MSCI EAFE Financials sector (down 20%). The Fund’s holdings in Japanese Financials improved relative performance, specifically Tokio Marine Holdings (up 17%). The Fund’s underweight position in European Financials, one of the worst performing areas of the market, also improved relative results.

Selected Japanese holdings helped performance, including Seiko Epson (up 28%), Mediceo Paltac (up 25%) and Kyocera (up 7%).

For the six months ended June 30, 2008, the Fund’s active hedging of the Euro and British Pound-Sterling decreased performance by 0.4%. However, U.S. Dollar depreciation had an overall positive effect on the Fund’s performance. As a reminder, depreciation of the U.S. Dollar generally increases returns from international investments, as those international investments appreciate in value in dollar terms. Appreciation of the U.S. Dollar generally has the opposite effect.

Risks of international investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus.

D O D G E & C O X I N T E R N A T I O N A L S T O C K F U N D P A G E 2

## GROWTH OF $10,000 SINCE INCEPTION
### FOR AN INVESTMENT MADE ON MAY 1, 2001



$30,000
$20,000
$10,000
$5,000
Dodge & Cox International Stock Fund $23,599
MSCI EAFE $16,932
5/1/01 6/30/01 6/30/02 6/30/03 6/30/04 6/30/05 6/30/06 6/30/07 6/30/08

## AVERAGE ANNUAL TOTAL RETURN
### FOR PERIODS ENDED JUNE 30, 2008

| | 1 Year | 3 Years | 5 Years | Since Inception (5/1/01) |
|---|---|---|---|---|
| Dodge & Cox International Stock Fund | −11.74% | 13.23% | 21.97%* | 12.73%* |
| MSCI EAFE | −10.61 | 12.84 | 16.67 | 7.62 |

**Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.**

* Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world's stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

*Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.*

## FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

### ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

### HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

| Six Months Ended June 30, 2008 | Beginning Account Value 1/1/2008 | Ending Account Value 6/30/2008 | Expenses Paid During Period† |
|---|---|---|---|
| Based on Actual Fund Return | $1,000.00 | $ 884.60 | $3.06 |
| Based on Hypothetical 5% Yearly Return | 1,000.00 | 1,021.62 | 3.28 |

† Expenses are equal to the Fund's annualized expense ratio of 0.65%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

PAGE 3 • DODGE & COX INTERNATIONAL STOCK FUND

FUND INFORMATION

June 30, 2008

## GENERAL INFORMATION

| | |
|---|---|
| Net Asset Value Per Share | $40.71 |
| Total Net Assets (billions) | $49.4 |
| Expense Ratio (1/1/08 to 6/30/08, annualized) | 0.65% |
| Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized) | 13% |
| 30-Day SEC Yield[a] | 2.12% |
| Fund Inception | 2001 |

*No sales charges or distribution fees*

***Investment Manager:*** Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 18 years.

## ASSET ALLOCATION


Stocks: 96.9%
Cash Equivalents: 3.1%

| PORTFOLIO CHARACTERISTICS | Fund | MSCI EAFE |
|---|---|---|
| Number of Stocks | **97** | 1,023 |
| Median Market Capitalization (billions) | **$14** | $7 |
| Weighted Average Market Capitalization (billions) | **$59** | $60 |
| Price-to-Earnings Ratio[b] | **10.5x** | 10.9x |
| Countries Represented | **26** | 21 |
| Emerging Markets (Brazil, India, Indonesia, Israel, Malaysia, Mexico, South Africa, South Korea, Thailand, Turkey) | **16.2%** | 0.0% |

| REGION DIVERSIFICATION | Fund | MSCI EAFE |
|---|---|---|
| Europe (excluding United Kingdom) | **39.7%** | 46.5% |
| Japan | **21.3** | 21.3 |
| United Kingdom | **12.1** | 21.9 |
| United States | **7.1** | 0.0 |
| Latin America | **7.1** | 0.0 |
| Pacific (excluding Japan) | **5.5** | 10.3 |
| Africa | **3.1** | 0.0 |
| Canada | **0.7** | 0.0 |
| Middle East | **0.3** | 0.0 |

| TEN LARGEST HOLDINGS[c] | Fund |
|---|---|
| Novartis AG *(Switzerland)* | **3.2%** |
| Royal Bank of Scotland Group PLC *(United Kingdom)* | **2.7** |
| Schlumberger, Ltd. *(United States)* | **2.4** |
| Sanofi-Aventis *(France)* | **2.4** |
| HSBC Holdings PLC *(United Kingdom)* | **2.4** |
| Bayer AG *(Germany)* | **2.3** |
| GlaxoSmithKline PLC *(United Kingdom)* | **2.3** |
| Royal Dutch Shell PLC *(United Kingdom)* | **2.2** |
| Unicredit SPA *(Italy)* | **2.2** |
| Schneider Electric *(France)* | **2.2** |

| SECTOR DIVERSIFICATION | Fund | MSCI EAFE |
|---|---|---|
| Financials | **26.3%** | 25.1% |
| Consumer Discretionary | **14.9** | 9.7 |
| Information Technology | **13.5** | 5.2 |
| Health Care | **11.6** | 7.3 |
| Energy | **9.1** | 9.3 |
| Industrials | **8.3** | 12.0 |
| Materials | **7.8** | 11.3 |
| Consumer Staples | **3.2** | 8.1 |
| Telecommunication Services | **2.2** | 5.6 |
| Utilities | **0.0**[d] | 6.4 |

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
[d] Rounds to 0.0%.

Dodge & Cox International Stock Fund • page 4

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS: 94.5%

| | SHARES | VALUE |
|---|---|---|
| **CONSUMER DISCRETIONARY: 14.4%** | | |
| **AUTOMOBILES & COMPONENTS: 3.6%** | | |
| Bayerische Motoren Werke AG (Germany) | 6,391,900 | $ 307,447,067 |
| Honda Motor Co., Ltd. ADR[b] (Japan) | 25,221,300 | 858,280,839 |
| NGK Spark Plug Co., Ltd.[c] (Japan) | 17,500,000 | 200,899,374 |
| Yamaha Motor Co., Ltd.[c] (Japan) | 23,480,000 | 439,372,416 |
| | | 1,805,999,696 |
| **CONSUMER DURABLES & APPAREL: 4.8%** | | |
| Consorcio Ara SAB de CV[c] (Mexico) | 113,420,000 | 104,697,753 |
| Corporacion Geo SAB de CV, Series B[a],[c] (Mexico) | 47,605,400 | 159,298,596 |
| Matsushita Electric Industrial Co., Ltd. (Japan) | 46,947,072 | 1,012,466,873 |
| Sony Corp. (Japan) | 21,837,600 | 954,244,611 |
| Thomson[c] (France) | 25,015,792 | 130,761,986 |
| | | 2,361,469,819 |
| **MEDIA: 6.0%** | | |
| Grupo Televisa SA ADR[b],[c] (Mexico) | 36,230,592 | 855,766,583 |
| Liberty Global, Inc., Series A[a] (United States) | 7,701,805 | 242,067,731 |
| Liberty Global, Inc., Series C[a] (United States) | 5,734,971 | 174,113,720 |
| Naspers, Ltd.[c] (South Africa) | 36,061,893 | 787,558,583 |
| News Corp., Class A (United States) | 53,544,892 | 805,315,176 |
| Television Broadcasts, Ltd. (Hong Kong) | 14,848,000 | 85,691,750 |
| | | 2,950,513,543 |
| | | 7,117,983,058 |
| **CONSUMER STAPLES: 2.5%** | | |
| **FOOD & STAPLES RETAILING: 1.3%** | | |
| Tesco PLC (United Kingdom) | 86,114,379 | 633,448,731 |
| **FOOD, BEVERAGE & TOBACCO: 1.0%** | | |
| Anadolu Efes Biracilik ve Malt Sanayii AS[c] (Turkey) | 30,764,582 | 266,490,618 |
| Fomento Economico Mexicano SAB de CV ADR[b] (Mexico) | 2,183,373 | 99,365,305 |
| Tiger Brands, Ltd. (South Africa) | 7,972,043 | 143,557,862 |
| | | 509,413,785 |
| **HOUSEHOLD & PERSONAL PRODUCTS: 0.2%** | | |
| Aderans Holdings Co., Ltd.[c] (Japan) | 4,037,000 | 77,938,033 |
| | | 1,220,800,549 |
| **ENERGY: 7.9%** | | |
| Royal Dutch Shell PLC ADR[b] (United Kingdom) | 13,418,400 | 1,096,417,464 |
| Schlumberger, Ltd. (United States) | 11,183,000 | 1,201,389,690 |
| StatoilHydro ASA ADR[b] (Norway) | 15,709,989 | 587,239,389 |
| Total SA (France) | 12,222,000 | 1,042,967,399 |
| | | 3,928,013,942 |

| | SHARES | VALUE |
|---|---|---|
| **FINANCIALS: 26.3%** | | |
| **BANKS: 16.9%** | | |
| Bangkok Bank PCL Foreign (Thailand) | 27,977,000 | $ 100,410,947 |
| Grupo Financiero Banorte SAB de CV (Mexico) | 54,228,000 | 255,021,090 |
| HSBC Holdings PLC (United Kingdom) | 75,450,000 | 1,165,836,149 |
| ICICI Bank, Ltd. (India) | 12,945,668 | 191,063,316 |
| ICICI Bank, Ltd. ADR[b] (India) | 4,000,000 | 115,040,000 |
| Kasikornbank PCL Foreign (Thailand) | 111,446,600 | 239,992,676 |
| Kookmin Bank ADR[b] (South Korea) | 8,378,100 | 490,202,631 |
| Mitsubishi UFJ Financial Group (Japan) | 64,100,000 | 568,047,276 |
| Mitsubishi UFJ Financial Group ADR[b] (Japan) | 24,122,400 | 212,277,120 |
| Royal Bank of Scotland Group PLC (United Kingdom) | 315,571,363 | 1,351,426,822 |
| Shinhan Financial Group Co., Ltd. ADR[b] (South Korea) | 3,878,664 | 347,567,081 |
| Shinsei Bank, Ltd. (Japan) | 74,153,000 | 254,194,962 |
| Standard Bank Group, Ltd. (South Africa) | 62,434,997 | 608,402,333 |
| Standard Chartered PLC (United Kingdom) | 21,505,000 | 612,536,501 |
| The Bank of Yokohama, Ltd.[c] (Japan) | 83,015,000 | 573,838,207 |
| Unicredit SPA (Italy) | 176,600,800 | 1,080,916,724 |
| Yapi ve Kredi Bankasi AS[a] (Turkey) | 111,200,000 | 203,553,158 |
| | | 8,370,326,993 |
| **DIVERSIFIED FINANCIALS: 2.5%** | | |
| Credit Suisse Group AG (Switzerland) | 20,405,000 | 936,806,324 |
| Haci Omer Sabanci Holding AS (Turkey) | 82,383,887 | 281,412,640 |
| | | 1,218,218,964 |
| **INSURANCE: 6.0%** | | |
| AEGON NV (Netherlands) | 32,177,180 | 426,214,319 |
| American International Group, Inc. (United States) | 24,303,500 | 643,070,610 |
| Swiss Life Holding (Switzerland) | 1,595,000 | 426,249,327 |
| Swiss Reinsurance Co. (Switzerland) | 9,865,795 | 657,204,591 |
| Tokio Marine Holdings, Inc. (Japan) | 20,267,100 | 790,184,998 |
| | | 2,942,923,845 |
| **REAL ESTATE: 0.9%** | | |
| Cheung Kong Holdings, Ltd. (Hong Kong) | 17,400,000 | 234,536,535 |
| Hang Lung Group, Ltd. (Hong Kong) | 34,811,000 | 154,695,713 |
| Hang Lung Properties, Ltd. (Hong Kong) | 18,214,000 | 58,398,795 |
| | | 447,631,043 |
| | | 12,979,100,845 |

PAGE 5 • DODGE & COX INTERNATIONAL STOCK FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS (unaudited)

COMMON STOCKS (continued)

SHARES VALUE

HEALTH CARE: 11.6%

HEALTH CARE EQUIPMENT & SERVICES: 0.8%

Mediceo Paltac Holdings Co., Ltd.(c)

(Japan) 20,959,700 $ 385,697,168

PHARMACEUTICALS, BIOTECHNOLOGY &

LIFE SCIENCES: 10.8%

Bayer AG (Germany) 13,777,000 1,159,612,213

Chugai Pharmaceutical Co., Ltd.

(Japan) 7,849,800 125,599,757

Cipla, Ltd. (India) 27,042,198 131,989,810

GlaxoSmithKline PLC ADR(b)

(United Kingdom) 25,771,600 1,139,620,152

Novartis AG ADR(b) (Switzerland) 28,450,000 1,565,888,000

Sanofi-Aventis (France) 17,945,500 1,198,830,443

5,321,540,375

5,707,237,543

INDUSTRIALS: 8.3%

CAPITAL GOODS: 5.9%

Koninklijke Philips Electronics NV

(Netherlands) 18,385,000 625,529,173

Nexans SA (France) 932,619 115,075,607

Schneider Electric SA (France) 9,958,000 1,075,693,908

Toto, Ltd.(c) (Japan) 37,052,000 261,005,754

Volvo AB (Sweden) 44,608,000 548,114,472

Wienerberger AG(c) (Austria) 6,164,876 258,866,903

2,884,285,817

TRANSPORTATION: 2.4%

Deutsche Post AG (Germany) 18,050,000 471,752,773

Nippon Yusen Kabushiki Kaisha

(Japan) 22,915,000 220,334,463

TNT NV (Netherlands) 14,645,249 500,824,711

1,192,911,947

4,077,197,764

INFORMATION TECHNOLOGY: 13.5%

SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 1.8%

Chartered Semiconductor

Manufacturing, Ltd.(a),(c)

(Singapore) 200,000,000 113,924,516

Infineon Technologies AG(a),(c)

(Germany) 83,477,800 726,817,364

Qimonda AG ADR(a),(b),(c) (Germany) 22,470,300 53,479,314

894,221,194

TECHNOLOGY, HARDWARE & EQUIPMENT: 11.7%

Alcatel-Lucent (France) 73,000,000 443,648,822

Brother Industries, Ltd.(c) (Japan) 23,006,100 316,107,736

Epcos AG(c) (Germany) 8,828,100 145,665,832

Fujifilm Holdings Corp. (Japan) 14,286,100 491,069,972

Fujitsu, Ltd. (Japan) 38,698,000 287,178,264

Hirose Electric Co., Ltd. (Japan) 652,300 65,484,937

Hitachi, Ltd. (Japan) 146,318,000 1,055,512,436

June 30, 2008

SHARES VALUE

Kyocera Corp.(c) (Japan) 9,664,200 $ 910,128,549

Motorola, Inc. (United States) 57,770,000 424,031,800

Murata Manufacturing Co., Ltd.

(Japan) 3,951,000 186,043,226

Nokia Oyj (Finland) 35,492,500 865,599,858

Nortel Networks Corp.(a),(b),(c)

(Canada) 40,009,290 328,876,364

Seiko Epson Corp.(c) (Japan) 9,080,600 249,709,017

5,769,056,813

6,663,278,007

MATERIALS: 7.8%

Akzo Nobel NV (Netherlands) 914,901 62,890,783

Arkema(c) (France) 6,626,740 374,561,855

BASF SE (Germany) 7,150,800 493,351,181

Cemex SAB de CV ADR(b) (Mexico) 31,832,579 786,264,701

Lafarge SA (France) 6,784,625 1,040,325,831

Lanxess AG(c) (Germany) 9,262,359 380,328,057

Norsk Hydro ASA ADR(b) (Norway) 24,990,500 365,486,063

Norsk Hydro ASA (Norway) 9,412,300 137,492,170

Siam Cement PCL Foreign (Thailand) 9,203,100 54,775,442

Siam Cement PCL NVDR (Thailand) 19,415,600 112,074,497

3,807,550,580

TELECOMMUNICATION SERVICES: 2.2%

Bezeq Israeli Telecommunication

Corp., Ltd. (Israel) 69,718,173 137,457,787

KT Corp. ADR(b) (South Korea) 3,174,990 67,690,787

Telefonica SA ADR(b) (Spain) 8,032,400 639,218,392

Telekomunik Indonesia ADR(b)

(Indonesia) 7,449,547 240,247,890

1,084,614,856

UTILITIES: 0.0% (c)

Tenaga Nasional BHD (Malaysia) 807,700 2,014,615

2,014,615

TOTAL COMMON STOCKS

(Cost $49,150,575,725) $46,587,791,759

PREFERRED STOCKS: 2.4%

CONSUMER DISCRETIONARY: 0.5%

MEDIA: 0.2%

Net Servicos de Comunicacao SA

ADR(b) (Brazil) 6,585,600 $ 82,912,704

RETAILING: 0.3%

Ultrapar Participacoes SA ADR(b)

(Brazil) 4,519,785 171,887,424

254,800,128

CONSUMER STAPLES: 0.7%

FOOD & STAPLES RETAILING: 0.7%

Sadia SA ADR(b) (Brazil) 16,466,401 351,392,997

351,392,997

See accompanying Notes to Financial Statements

D O D G E & C O X I N T E R N A T I O N A L S T O C K F U N D P A G E 6

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## PREFERRED STOCKS (continued)

| | SHARES | VALUE |
|---|---|---|
| **ENERGY: 1.2%** | | |
| Petroleo Brasileiro SA ADR[b] (Brazil) | 10,506,800 | $ 608,869,060 |
| | | 608,869,060 |
| TOTAL PREFERRED STOCKS (Cost $389,020,540) | | $ 1,215,062,185 |

## SHORT-TERM INVESTMENTS: 2.1%

| | PAR VALUE | VALUE |
|---|---|---|
| **COMMERCIAL PAPER: 0.3%** | | |
| WellPoint, Inc.[e] 7/1/08 | $154,900,000 | $ 154,900,000 |
| **MONEY MARKET FUND: 0.1%** | | |
| SSgA Prime Money Market Fund | 49,436,960 | 49,436,960 |
| **REPURCHASE AGREEMENT: 1.8%** | | |
| Fixed Income Clearing Corporation[d] 2.20%, 7/1/08, maturity value $864,555,831 | 864,503,000 | 864,503,000 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $1,068,839,960) | | 1,068,839,960 |
| TOTAL INVESTMENTS (Cost $50,608,436,225) | 99.0% | 48,871,693,904 |
| OTHER ASSETS LESS LIABILITIES | 1.0% | 483,473,396 |
| **NET ASSETS** | 100.0% | $49,355,167,300 |

[a] Non-income producing
[b] Security issued by a foreign entity, denominated in U.S. dollars
[c] See Note 8 regarding holdings of 5% voting securities
[d] Repurchase agreement is collateralized by Fannie Mae 7.25%, 1/15/10; Federal Home Loan Bank 3.5%, 2/5/10; and Freddie Mac, 3.25%-4.875%, 2/9/10-2/19/10. Total collateral value is $881,800,813.
[e] Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of June 30, 2008, all such securities in total represented $154,900,000 or 0.3% of net assets.
[f] Rounds to 0.0%

ADR: American Depositary Receipt
NVDR: Non Voting Depositary Receipt

## Forward Foreign Currency Contracts

As of June 30, 2008, open forward foreign currency contracts are summarized as follows:

| Contracts to Sell | | Settlement Date | Value | Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|
| 1,630,000,000 | EUR | July 2008 | $2,564,185,820 | $ 3,041,353 |
| 455,000,000 | EUR | August 2008 | 714,566,636 | (12,469,436) |
| 1,025,000,000 | EUR | September 2008 | 1,607,581,203 | (19,920,453) |
| 320,000,000 | EUR | October 2008 | 501,453,233 | 357,967 |
| 475,000,000 | GBP | September 2008 | 940,634,632 | (11,477,382) |
| | | | $6,328,421,524 | $(40,467,949) |

Value of contracts to sell as a percentage of net assets: 12.8%

**Currency Abbreviations**
EUR—Euro
GBP—British Pound Sterling

PAGE 7 • DODGE & COX INTERNATIONAL STOCK FUND See accompanying Notes to Financial Statements

## STATEMENT OF ASSETS AND LIABILITIES
(unaudited)

| | June 30, 2008 |
|---|---|
| **ASSETS:** | |
| Investments, at value | |
| Unaffiliated issuers (cost $41,785,025,939) | $41,019,612,343 |
| Affiliated issuers (cost $8,823,410,286) | 7,852,081,561 |
| | 48,871,693,904 |
| Cash denominated in foreign currency (cost $219,029,118) | 218,916,672 |
| Receivable for investments sold | 375,462,024 |
| Unrealized appreciation on foreign currency contracts | 6,860,803 |
| Receivable for Fund shares sold | 118,610,564 |
| Dividends and interest receivable | 110,904,388 |
| Prepaid expenses and other assets | 69,616 |
| | 49,702,517,971 |
| **LIABILITIES:** | |
| Payable for investments purchased | 185,198,081 |
| Unrealized depreciation on foreign currency contracts | 47,328,752 |
| Payable for Fund shares redeemed | 75,925,387 |
| Management fees payable | 25,407,283 |
| Accrued foreign capital gain tax | 5,946,640 |
| Accrued expenses | 7,544,528 |
| | 347,350,671 |
| **NET ASSETS** | $49,355,167,300 |
| **NET ASSETS CONSIST OF:** | |
| Paid in capital | $47,940,272,865 |
| Undistributed net investment income | 831,466,703 |
| Undistributed net realized gain on investments | 2,366,766,321 |
| Net unrealized depreciation on investments (net of accrued foreign capital gain tax of $5,946,640) | (1,783,338,589) |
| | $49,355,167,300 |
| Fund shares outstanding (par value $0.01 each, unlimited shares authorized) | 1,212,417,891 |
| Net asset value per share | $40.71 |

## STATEMENT OF OPERATIONS
(unaudited)

| | Period Ended June 30, 2008 |
|---|---|
| **INVESTMENT INCOME:** | |
| Dividends (net of foreign taxes of $107,764,677) | |
| Unaffiliated issuers | $ 890,871,795 |
| Affiliated issuers | 85,493,552 |
| Interest | 17,061,172 |
| | 993,426,519 |
| **EXPENSES:** | |
| Management fees | 152,023,975 |
| Custody and fund accounting fees | 3,005,592 |
| Transfer agent fees | 6,224,082 |
| Professional services | 169,326 |
| Shareholder reports | 1,785,237 |
| Registration fees | 807,923 |
| Trustees' fees | 77,188 |
| Miscellaneous | 1,247,467 |
| | 165,340,790 |
| **NET INVESTMENT INCOME** | 828,085,729 |
| **REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:** | |
| Net realized gain (loss) (net of foreign taxes of $12,199,029) | |
| Investments in unaffiliated issuers | 1,189,694,858 |
| Investments in affiliated issuers | 17,731,164 |
| Foreign currency transactions | (208,116,512) |
| Net change in unrealized appreciation/depreciation | |
| Investments (including net decrease in accrued foreign capital gain tax of $13,450,850) | (8,106,321,154) |
| Foreign currency transactions | (39,230,276) |
| Net realized and unrealized loss | (7,146,241,920) |
| **NET DECREASE IN NET ASSETS FROM OPERATIONS** | $(6,318,156,191) |

## STATEMENT OF CHANGES IN NET ASSETS
(unaudited)

| | Period Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| **OPERATIONS:** | | |
| Net investment income | $ 828,085,729 | $ 1,384,768,817 |
| Net realized gain | 999,309,510 | 2,820,238,090 |
| Net change in unrealized appreciation/depreciation | (8,145,551,430) | 79,449,130 |
| Net increase (decrease) in net assets from operations | (6,318,156,191) | 4,284,456,037 |
| **DISTRIBUTIONS TO SHAREHOLDERS FROM:** | | |
| Net investment income | — | (1,391,722,039) |
| Net realized gain | — | (1,652,535,550) |
| Total distributions | — | (3,044,257,589) |
| **FUND SHARE TRANSACTIONS:** | | |
| Proceeds from sale of shares | 7,413,845,564 | 24,577,625,079 |
| Reinvestment of distributions | — | 2,689,702,196 |
| Cost of shares redeemed | (5,219,519,625) | (5,927,865,794) |
| Net increase from Fund share transactions | 2,194,325,939 | 21,339,461,481 |
| Total increase (decrease) in net assets | (4,123,830,252) | 22,579,659,929 |
| **NET ASSETS:** | | |
| Beginning of period | 53,478,997,552 | 30,899,337,623 |
| End of period (including undistributed net investment income of $831,466,703 and $3,380,974, respectively) | $49,355,167,300 | $53,478,997,552 |
| **SHARE INFORMATION:** | | |
| Shares sold | 173,545,007 | 521,338,937 |
| Distributions reinvested | — | 58,269,105 |
| Shares redeemed | (123,166,169) | (125,349,160) |
| Net increase in shares outstanding | 50,378,838 | 454,258,882 |

See accompanying Notes to Financial Statements

Dodge & Cox International Stock Fund • Page 8

NOTES TO FINANCIAL STATEMENTS (unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Dodge & Cox International Stock Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on May 1, 2001, and seeks long-term growth of principal and income, and the Fund invests primarily in a diversified portfolio of foreign stocks. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at market, using the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends

P A G E 9 D O D G E & C O X I N T E R N A T I O N A L S T O C K F U N D

NOTES TO FINANCIAL STATEMENTS (unaudited)

have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. Interest income is recorded on the accrual basis.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

*Repurchase agreements* The Fund may enter into repurchase agreements secured by U.S. government and agency securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund's policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

*Foreign currency* The Fund may use foreign currency contracts to hedge portfolio positions and facilitate security transactions in foreign currency-denominated securities. Losses from these transactions may arise from unfavorable changes in currency values or if the counterparties do not perform under the contracts' terms.

Foreign currency-denominated assets (including investment securities) and liabilities are translated into U.S. dollars each business day at the prevailing exchange rate. Purchases and sales of securities, income receipts, and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

Net realized gains and losses on foreign currency transactions arise from sales of foreign currencies and from changes in currency values between the date recorded and the related settlement/cash payment on securities transactions, dividends, and foreign currency contracts. The effects of currency rate changes on investment securities are included with realized and unrealized gain (loss) on investments.

## NOTE 2—VALUATION MEASUREMENTS

Various inputs are used in determining the value of the Fund's investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

- Level 1: Quoted prices in active markets for identical securities
- Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3: Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund's net assets as of June 30, 2008:

| Valuation Inputs | Investments in Securities | Other Financial Instruments* |
|---|---|---|
| Level 1: Quoted Prices | $47,852,290,904 | $(40,467,949) |
| Level 2: Other Significant Observable Inputs | 1,019,403,000 | — |
| Level 3: Significant Unobservable Inputs | — | — |
| Total | $48,871,693,904 | $(40,467,949) |

* Consists of unrealized appreciation/depreciation on forward foreign currency contracts.

## NOTE 3—RELATED PARTY TRANSACTIONS

*Management fees* Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.60% of the Fund's average daily net assets to Dodge & Cox, investment manager of the Fund.

*Fund officers and trustees* All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Dodge & Cox International Stock Fund • page 10

NOTES TO FINANCIAL STATEMENTS (unaudited)

***Indemnification*** Under the Trust's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

## NOTE 4—INCOME TAX INFORMATION AND DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.

Certain foreign countries impose a tax on capital gains which is accrued by the Fund based on unrealized appreciation, if any, on affected securities. The tax is paid when a gain is realized on the sale of affected securities.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and foreign currency realized gain (loss). At June 30, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions for the six months ended June 30, 2008 and for the year ended December 31, 2007 were characterized as follows for federal income tax purpose.

| | Six Months Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| Ordinary income | — | $1,767,337,129<br>*($1.603 per share)* |
| Long-term capital gain | — | $1,276,920,460<br>*($1.158 per share)* |

At June 30, 2008, the tax basis components of distributable earnings were as follows:

| | |
|---|---|
| Unrealized appreciation | $ 4,976,816,147 |
| Unrealized depreciation | (6,719,686,787) |
| Net unrealized depreciation | (1,742,870,640) |
| Undistributed ordinary income | 716,456,395 |
| Undistributed long-term capital gain | 2,441,308,680 |

## NOTE 5—COMMITTED LINE OF CREDIT

The Fund participates with the Funds in a $200 million committed credit facility ("Line of Credit") with State Street Bank and Trust Company to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. Interest on borrowings is charged at the prevailing rate. During the period, there were no borrowings on the Line of Credit.

## NOTE 6—PURCHASES AND SALES OF INVESTMENTS

For the six months ended June 30, 2008, purchases and sales of securities, other than short-term securities, aggregated $9,621,411,775 and $6,630,549,703, respectively.

## NOTE 7—ACCOUNTING PRONOUNCEMENTS

Effective June 29, 2007, the Fund adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. At June 30, 2008, FIN 48 was applied to the period from January 1, 2004 through June 30, 2008, the open tax years subject to regulatory examination. There was no impact to the Fund's financial statements as a result of applying FIN 48.

PAGE 11 • DODGE & COX INTERNATIONAL STOCK FUND

NOTES TO FINANCIAL STATEMENTS (unaudited)

## NOTE 8—HOLDINGS OF 5% VOTING SECURITIES

Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the six months ended June 30, 2008. Transactions during the period in securities of affiliated companies were as follows:

| | Shares at Beginning of Period | Additions | Reductions | Shares at End of Period | Dividend Income[(a)] | Value at End of Period |
|---|---|---|---|---|---|---|
| Aderans Holdings Co., Ltd. (Japan) | 5,062,700 | — | (1,025,700) | 4,037,000 | $ 1,743,642 | $ 77,938,033 |
| Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey) | 19,764,582 | 11,000,000 | | 30,764,582 | 4,975,660 | 266,490,618 |
| Arkema (France) | 5,960,263 | 666,477 | — | 6,626,740 | 7,683,902 | 374,561,855 |
| Brother Industries, Ltd. (Japan) | 19,358,500 | 3,647,600 | — | 23,006,100 | 2,199,934 | 316,107,736 |
| Chartered Semiconductor Manufacturing, Ltd. (Singapore) | 200,000,000 | — | — | 200,000,000 | —[(b)] | 113,924,516 |
| Consorcio Ara SAB de CV (Mexico) | 106,790,900 | 6,629,100 | — | 113,420,000 | 1,700,662 | 104,697,753 |
| Corporacion Geo SAB de CV, Series B (Mexico) | 47,605,400 | — | — | 47,605,400 | —[(b)] | 159,298,596 |
| Epcos AG (Germany) | 6,328,100 | 2,500,000 | — | 8,828,100 | 2,708,963 | 145,665,832 |
| Grupo Televisa SA (Mexico) | 26,823,592 | 9,407,000 | — | 36,230,592 | 12,774,182 | 855,766,583 |
| Infineon Technologies AG (Germany) | 66,627,800 | 16,850,000 | — | 83,477,800 | —[(b)] | 726,817,364 |
| Kyocera Corp. (Japan) | 5,919,200 | 3,745,000 | | 9,664,200 | 5,108,520 | 910,128,549 |
| Lanxess AG (Germany) | 8,792,359 | 470,000 | — | 9,262,359 | 12,235,043 | 380,328,057 |
| Makhteshim-Agan Industries, Ltd. (Israel) | 26,459,809 | — | (26,459,809) | — | 4,335,922 | — |
| Mediceo Paltac Holdings Co., Ltd. (Japan) | 25,959,700 | — | (5,000,000) | 20,959,700 | 2,303,486 | 385,697,168 |
| Naspers, Ltd. (South Africa) | 27,060,000 | 9,001,893 | — | 36,061,893 | — | 787,558,583 |
| NGK Spark Plug Co., Ltd. (Japan) | 7,904,000 | 9,596,000 | — | 17,500,000 | 2,073,117 | 200,899,374 |
| Nortel Networks Corp. (Canada) | 24,990,705 | 15,018,585 | — | 40,009,290 | —[(b)] | 328,876,364 |
| Qimonda AG (Germany) | 22,470,300 | — | — | 22,470,300 | —[(b)] | 53,479,314 |
| Seiko Epson Corp. (Japan) | 13,865,000 | — | (4,784,400) | 9,080,600 | 2,077,237 | —[(c)] |
| The Bank of Yokohama, Ltd. (Japan) | 82,015,000 | 3,500,000 | (2,500,000) | 83,015,000 | 5,204,774 | 573,838,207 |
| Thomson (France) | 17,885,792 | 7,130,000 | — | 25,015,792 | — | 130,761,986 |
| Toto, Ltd. (Japan) | 37,907,000 | — | (855,000) | 37,052,000 | 2,484,641 | 261,005,754 |
| Wienerberger AG (Austria) | 5,983,876 | 181,000 | — | 6,164,876 | 11,744,935 | 258,866,903 |
| Yamaha Motor Co., Ltd. (Japan) | 22,220,000 | 1,260,000 | — | 23,480,000 | 4,138,932 | 439,372,416 |
| | | | | | $85,493,552 | $7,852,081,561 |

(a) Net of foreign taxes, if any
(b) Non-income producing
(c) Company was not an affiliate at the end of the period

Dodge & Cox International Stock Fund • page 11

## FINANCIAL HIGHLIGHTS (unaudited)

| SELECTED DATA AND RATIOS (for a share outstanding throughout each period) | Six Months Ended June 30, | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Net asset value, beginning of period** | $46.02 | $43.66 | $35.03 | $30.64 | $23.48 | $15.81 |
| **Income from investment operations:** | | | | | | |
| Net investment income | 0.68 | 1.25 | 0.57 | 0.33 | 0.26 | 0.14 |
| Net realized and unrealized gain (loss) | (5.99) | 3.87 | 9.24 | 4.80 | 7.36 | 7.67 |
| Total from investment operations | (5.31) | 5.12 | 9.81 | 5.13 | 7.62 | 7.81 |
| **Distributions to shareholders from:** | | | | | | |
| Net investment income | — | (1.26) | (0.56) | (0.35) | (0.24) | (0.14) |
| Net realized gain | — | (1.50) | (0.62) | (0.39) | (0.22) | — |
| Total distributions | — | (2.76) | (1.18) | (0.74) | (0.46) | (0.14) |
| **Net asset value, end of period** | $40.71 | $46.02 | $43.66 | $35.03 | $30.64 | $23.48 |
| **Total return** | (11.54)% | 11.71% | 28.00% | 16.74% | 32.46% | 49.42%† |
| **Ratios/supplemental data:** | | | | | | |
| Net assets, end of period (millions) | $49,355 | $53,479 | $30,899 | $13,357 | $4,203 | $655 |
| Ratio of expenses to average net assets | 0.65%* | 0.65% | 0.66% | 0.70% | 0.77% | 0.82% |
| Ratio of expenses to average net assets, before reimbursement by investment manager | 0.65%* | 0.65% | 0.66% | 0.70% | 0.77% | 0.84% |
| Ratio of net investment income to average net assets | 3.27%* | 3.11% | 1.82% | 1.54% | 1.90% | 1.53% |
| Portfolio turnover rate | 13% | 16% | 9% | 7% | 6% | 11% |

* Annualized

† Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

See accompanying Notes to Financial Statements

PAGE 13 • DODGE & COX INTERNATIONAL STOCK FUND

FUND’S HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

D O D G E & C O X I N T E R N A T I O N A L S T O C K F U N D P A G E 14

## DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

| Name (Age) and Address* | Position with Trust (Year of Election or Appointment) | Principal Occupation During Past 5 Years | Other Directorships Held by Trustees |
|---|---|---|---|
| **INTERESTED TRUSTEES & OFFICERS** | | | |
| John A. Gunn (64) | Chairman and Trustee (Trustee since 1985) | Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Global Investment Policy Committee (GIPC) (since 2008) and International Investment Policy Committee (IIPC) | — |
| Kenneth E. Olivier (56) | President and Trustee (Trustee since 2005) | President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC | — |
| Dana M. Emery (46) | Senior Vice President and Trustee (Trustee since 1993) | Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC | — |
| Charles F. Pohl (50) | Senior Vice President (Officer since 2004) | Senior Vice President and Director of Dodge & Cox, Chief Investment Officer (since 2007), Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC, GIPC (since 2008), IIPC (since 2007) and FIIPC | — |
| Diana S. Strandberg (48) | Senior Vice President (Officer since 2005) | Vice President of Dodge & Cox, Portfolio Manager and member of IPC, GIPC (since 2008) and IIPC | — |
| David H. Longhurst (51) | Treasurer (Officer since 2006) | Vice President and Assistant Treasurer of Dodge & Cox (since 2008); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004) | — |
| Thomas M. Mistele (54) | Secretary (Officer since 2000) | Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox | — |
| Marcia P. Venegas (39) | Chief Compliance Officer (Officer since 2004) | Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004) | — |
| **INDEPENDENT TRUSTEES** | | | |
| William F. Ausfahl (68) | Trustee (Since 2002) | CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997) | — |
| L. Dale Crandall (66) | Trustee (Since 1999) | President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000) | Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed health care) (2004-Present); Director, Metavante Technologies, Inc. (software) (2007 to present); Director, Serena Software, Inc. (software) (2007 to present) |
| Thomas A. Larsen (58) | Trustee (Since 2002) | Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm) | — |
| John B. Taylor (61) | Trustee (Since 2005) | Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005) | — |
| Will C. Wood (68) | Trustee (Since 1992) | Principal, Kentwood Associates, Financial Advisers | Director, Banco Latinoamericano de Exportaciones S.A. (Latin American foreign trade bank) (1999-Present) |

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all five series in the Dodge & Cox Funds complex and serves for an indefinite term.

**Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.**

PAGE 15 • DODGE & COX INTERNATIONAL STOCK FUND

D O D G E & C OX

Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of June 30, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2008

Semi-Annual Report

June 30, 2008

Balanced Fund

E S T A B L I S H E D 1 9 3 1

T I C K E R : D O D B X

06/08 BF SAR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Balanced Fund had a total return of-11.3% for the six months ending June 30, 2008, compared to a total return of -6.7% for the Combined Index (a 60/40 blend of stocks and fixed income securities)1. Longer-term results can be found on page three. As of June 30, the Fund’s net assets of $22.4 billion were invested in 71.2% common stocks, 27.6% fixed income securities and 1.2% cash. In spite of the disappointing first-half returns, we remain optimistic about the Fund’s long-term return prospects. In this volatile environment, many attractive opportunities exist for those with the patience and discipline to look through the current troubles to the long-term investment opportunity. We believe our longstanding approach, featuring a three-to-five year investment horizon; fundamental analysis of individual securities; a focus on valuation; and a well-diversified portfolio, provides the necessary elements to successfully navigate the current environment.

INVESTMENT STRATEGY

The last 12 months have been challenging for parts of the U.S. economy, many sectors of the stock and bond markets, as well as the Fund’s performance. Stocks were down significantly and bond returns, though modestly positive, have not made up for the losses from equities. The result has been the worst 12-month return (down 14%) for the Fund in several decades. As we pass the 12-month point of the “credit crisis,” the current market environment can still be characterized as one focused on risk aversion. In this environment, we believe the substantial declines among equities have created attractive opportunities for the patient, long-term investor. To capitalize on this, we have leaned into the prevailing wind and increased the Fund’s equity holdings at the expense of bonds and cash. We make strategic changes like these from a bottom-up perspective, weighing the potential returns of investments on a security-by-security basis. By June 30, we had raised the equity weighting to 71% of the Fund, a 5% increase from the end of 2007. This contrarian approach to investing has served our shareholders well through many market cycles-although we have often been early in the past, as we have been so far this year.

EQUITY PORTFOLIO

With the decline in housing prices and increase in oil prices, equity investors have been appropriately concerned about the short-term earnings from finance companies and enthusiastic about the current earnings from the Energy sector. However, we remain skeptical that the good news for Energy and the bad news for Financials will remain static. The combination of long-term profit cycles and today’s valuations leads us to believe that compelling investment returns will be increasingly difficult for Energy companies, and that returns are likely to be more attractive in the Financials sector.

Financial s

The largest detractor from the equity portfolio’s results in the first half of the year was the performance of its Financials holdings, which were down more than 35%. As of June 30, 2008, 12% of the Fund’s assets were invested in a variety of Financials common stocks. We have selectively expanded the portfolio’s Financials weighting because, in our opinion, the magnitude of their valuation decline has far surpassed the deterioration in their long-term earnings potential. For instance, in the face of recent stock price declines, we have added to positions in American International Group (AIG) (down 54% through June 30) and Wachovia (down 58%) and started a new position in Fannie Mae in the first quarter. As the “credit crisis” has unfolded, we acknowledge that the fundamental challenges to these companies are significant, but that the write-offs of bad loans have coincided with significant new capital being raised. Further, improved profitability for the banks and insurers able to continue to write business has demonstrated that “Financials” is not a homogeneous industry. Wells Fargo and Fannie Mae, for example, appeared to profitably increase their market share during this period.

Energy

The portfolio’s underweighted position [relative to the Standard & Poor’s 500 Index (S&P 500)] in the Energy sector also hurt relative equity performance. As of June 30, 7% of the Fund was invested in this equity sector. From 1998 to 2000, the price of oil doubled from $15 to $30/barrel. Since 2000, it is up by more than 400%. Energy stocks remain at reasonable valuations as measured by their price-to-earnings ratios, with the integrated producers selling at substantial discounts to the overall market and the oil service companies selling at modest premiums. However, the integrated producers face significant cost pressures and less reliable suppliers, so sustaining earnings at current prices will be a significant challenge going forward.

P A G E 1 D O D G E & C O X B A L A N C E D F U N D

FIXED INCOME PORTFOLIO

Despite the recent reduction in the Fund’s fixed income allocation, there remain interesting pockets of opportunity within the bond market. Bond investors have generally shied away from Corporate bonds in the past year and this sector has substantially underperformed U.S. Treasuries. Current valuations have cheapened dramatically, while Treasury yields remain quite low. In our estimation, the valuation declines of many securities within this sector (resulting in higher incremental yields over Treasuries)

have far exceeded the associated increase in risk, particularly when viewed over our extended, three-to-five year investment horizon. In response, we have substantially increased the proportion of Corporates in the Fund’s fixed income portfolio to capitalize on the current uncertainty surrounding them. At the same time, we have eliminated the Fund’s investments in U.S. Treasuries because of their poor long-term total return prospects.

IN CLOSING

The Fund remains well diversified across major economic, asset class and market sectors. As investors continue to grapple with news about ongoing credit market turmoil and the near-term U.S. economic outlook, we believe that significant investment opportunities are being created.

Our team of portfolio managers and analysts continues to work diligently on your behalf to implement our longstanding investment philosophy. Thank you for your continued confidence in our firm as a shareholder in the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions.

PERFORMANCE REVIEW

Key Detractors from Results

A higher allocation to poor-performing equities at the expense of better-performing bonds hurt performance. Stocks were down 11.9% (as measured by the S&P 500), while bonds were up 1.1% (as measured by the LBAG). The Fund’s equity holdings underperformed the S&P’s 500 Index over the first six months of the year, driven by an overweight position in poor-performing Financials and an underweighting of the strong Energy sector. Individual holdings which significantly detracted from results were: Motorola (down 54%), WellPoint (down 46%) and News Corp. (down 26%). Though the Fund’s fixed income holdings maintained their value, they lagged the Lehman Brothers Aggregate Bond Index’s (LBAG) 1.1% return primarily due to a high relative weighting in the weak-performing Corporate bond sector. GMAC, Kaupthing Bank, Sprint Nextel and Wachovia bonds had particularly poor returns.

Key Contributors to Results

Several equity holdings which contributed positively were: Occidental Petroleum (up 18%), EDS (which agreed to be acquired by Hewlett-Packard, up 18%), Schlumberger (up 10%), Matsushita (up 6%) and Comcast (up 4%).

The fixed income portfolio’s nominal yield advantage (greater than the LBAG at the beginning of and throughout the first half) resulted in a higher relative level of income, contributing positively to relative performance.

For the Board of Trustees,

John A. Gunn,

Chairman

Kenneth E. Olivier,

President

August 7, 2008

1 The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500) and 40% of the

Lehman Brothers Aggregate Bond Index (LBAG). The Fund may,

however, invest up to 75% of its total assets in stocks.

## GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON JUNE 30, 1998



$40,000
30,000
20,000
10,000
7,000
Dodge & Cox Balanced Fund $21,265
S&P 500 $13,294
Combined Index $15,269
LBAG $17,374
6/30/98
6/30/00
6/30/02
6/30/04
6/30/06
6/30/08

## AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED JUNE 30, 2008

| | 1 Year | 5 Years | 10 Years | 20 Years |
|---|---|---|---|---|
| Dodge & Cox Balanced Fund | −14.36% | 7.19% | 7.83% | 11.00% |
| Combined Index | −5.23 | 6.21 | 4.32 | 9.45 |
| S&P 500 | −13.10 | 7.58 | 2.89 | 10.44 |
| Lehman Brothers Aggregate Bond Index (LBAG) | 7.13 | 3.86 | 5.68 | 7.36 |

**Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.**

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

*Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.*

## FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

### ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

### HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

| Six Months Ended June 30, 2008 | Beginning Account Value 1/1/2008 | Ending Account Value 6/30/2008 | Expenses Paid During Period* |
|---|---|---|---|
| Based on Actual Fund Return | $1,000.00 | $ 886.90 | $2.49 |
| Based on Hypothetical 5% Yearly Return | 1,000.00 | 1,022.23 | 2.66 |

* Expenses are equal to the Fund's annualized expense ratio of 0.53%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

PAGE 3 • DODGE & COX BALANCED FUND

# FUND INFORMATION

June 30, 2008

## GENERAL INFORMATION

| | |
|---|---|
| Net Asset Value Per Share | $69.49 |
| Total Net Assets (billions) | $22.4 |
| 30-Day SEC Yield[a] | 3.11% |
| Expense Ratio (1/1/08 to 6/30/08, annualized) | 0.53% |
| Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized) | 18% |
| Fund Inception | 1931 |

*No sales charges or distribution fees*

***Investment Manager:*** Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 14 years.

## ASSET ALLOCATION


Stocks: 71.2%
Fixed Income Securities: 27.6%
Cash Equivalents: 1.2%

## STOCK PORTFOLIO (71.2%)

| | Fund |
|---|---|
| Number of Stocks | 81 |
| Median Market Capitalization (billions) | $19 |
| Price-to-Earnings Ratio[b] | 11.7x |
| Foreign Stocks[c] | 13.8% |

## SECTOR DIVERSIFICATION (FIVE LARGEST)

| | |
|---|---|
| Health Care | 15.3% |
| Consumer Discretionary | 15.1 |
| Financials | 12.3 |
| Information Technology | 11.7 |
| Energy | 6.6 |

## TEN LARGEST HOLDINGS[d]

| | |
|---|---|
| Comcast Corp. | 3.2% |
| Hewlett-Packard Co. | 3.2 |
| Wachovia Corp. | 2.3 |
| Novartis AG *(Switzerland)* | 2.1 |
| Wal-Mart Stores, Inc. | 2.1 |
| Time Warner, Inc. | 2.1 |
| GlaxoSmithKline PLC *(United Kingdom)* | 2.0 |
| Sanofi-Aventis *(France)* | 1.9 |
| Sony Corp. *(Japan)* | 1.9 |
| News Corp. | 1.9 |

## FIXED INCOME PORTFOLIO (27.6%)

| | Fund |
|---|---|
| Number of Fixed Income Securities | 291 |
| Effective Maturity | 6.9 years |
| Effective Duration | 4.0 years |

## SECTOR DIVERSIFICATION

| | |
|---|---|
| U.S. Treasury & Government Related | 1.2% |
| Mortgage-Related Securities | 12.0 |
| Asset-Backed Securities | 0.7 |
| Corporate | 13.7 |

## CREDIT QUALITY[e]

| | |
|---|---|
| U.S. Government & Government Related | 13.2% |
| Aaa | 1.6 |
| Aa | 2.9 |
| A | 1.1 |
| Baa | 4.7 |
| Ba | 0.7 |
| B | 2.5 |
| Caa | 0.9 |
| Average Quality | A1 |

## CORPORATE ISSUERS (FIVE LARGEST)[d]

| | |
|---|---|
| GMAC, LLC | 1.3% |
| Ford Motor Credit Co. | 1.0 |
| Wachovia Corp. | 1.0 |
| HCA, Inc. | 0.9 |
| Time Warner, Inc. | 0.9 |

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
[c] Foreign stocks are U.S. dollar-denominated.
[d] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
[e] Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Dodge & Cox Balanced Fund • Page 4

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS: 71.2%

| | SHARES | VALUE |
|---|---|---|
| **CONSUMER DISCRETIONARY: 15.1%** | | |
| **AUTOMOBILES & COMPONENTS: 1.0%** | | |
| Ford Motor Co.[a] | 25,126,682 | $ 120,859,340 |
| General Motors Corp. | 8,730,000 | 100,395,000 |
| | | 221,254,340 |
| **CONSUMER DURABLES & APPAREL: 3.6%** | | |
| Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan) | 16,562,528 | 354,769,350 |
| Sony Corp. ADR[b] (Japan) | 9,861,700 | 431,350,758 |
| Thomson ADR[a],[b] (France) | 1,900,000 | 9,766,000 |
| | | 795,886,108 |
| **MEDIA: 8.1%** | | |
| Comcast Corp. , Class A | 38,314,674 | 726,829,366 |
| DISH Network Corp. , Class A[a] | 2,005,365 | 58,717,087 |
| Interpublic Group of Companies, Inc.[a] | 7,317,000 | 62,926,200 |
| Liberty Capital , Series A[a] | 533,129 | 7,677,058 |
| Liberty Entertainment , Series A[a] | 2,132,516 | 51,670,863 |
| Liberty Global, Inc. , Series A[a] | 264,221 | 8,304,466 |
| Liberty Global, Inc. , Series C[a] | 391,068 | 11,872,824 |
| News Corp., Class A | 28,477,700 | 428,304,608 |
| Time Warner, Inc. | 31,084,600 | 460,052,080 |
| | | 1,816,354,552 |
| **RETAILING: 2.4%** | | |
| CarMax, Inc.[a] | 3,300,000 | 46,827,000 |
| Genuine Parts Co. | 1,767,162 | 70,120,988 |
| Home Depot, Inc. | 7,300,000 | 170,966,000 |
| Liberty Interactive , Series A[a] | 6,567,300 | 96,933,348 |
| Macy's, Inc. | 4,343,272 | 84,346,342 |
| The Sherwin-Williams Co. | 1,730,000 | 79,458,900 |
| | | 548,652,578 |
| | | 3,382,147,578 |
| **CONSUMER STAPLES: 2.3%** | | |
| **FOOD & STAPLES RETAILING: 2.3%** | | |
| Wal-Mart Stores, Inc. | 8,260,600 | 464,245,720 |
| Walgreen Co. | 1,829,399 | 59,473,761 |
| | | 523,719,481 |
| **ENERGY: 6.6%** | | |
| Baker Hughes, Inc. | 2,873,760 | 250,994,199 |
| Chevron Corp. | 3,212,002 | 318,405,758 |
| ConocoPhillips | 1,577,900 | 148,937,981 |
| Occidental Petroleum Corp. | 3,216,800 | 289,061,648 |
| Royal Dutch Shell PLC ADR[b] (United Kingdom) | 2,550,127 | 204,290,674 |
| Schlumberger, Ltd. | 2,598,221 | 279,126,882 |
| | | 1,490,817,142 |
| **FINANCIALS: 12.3%** | | |
| **BANKS: 4.9%** | | |
| Fannie Mae | 12,180,650 | 237,644,482 |
| HSBC Holdings PLC ADR[b] (United Kingdom) | 1,749,700 | 134,201,990 |
| Wachovia Corp. | 32,810,661 | $ 509,549,565 |
| Wells Fargo & Co. | 8,950,200 | 212,567,250 |
| | | 1,093,963,287 |
| **DIVERSIFIED FINANCIALS: 3.8%** | | |
| Capital One Financial Corp. | 8,550,159 | 324,991,544 |
| Citigroup, Inc. | 14,121,500 | 236,676,340 |
| Credit Suisse Group AG ADR[b] (Switzerland) | 1,500,000 | 67,965,000 |
| Legg Mason, Inc. | 1,350,000 | 58,819,500 |
| SLM Corp.[a] | 8,493,700 | 164,353,095 |
| | | 852,805,479 |
| **INSURANCE: 3.6%** | | |
| AEGON NV[b] (Netherlands) | 8,650,758 | 113,411,437 |
| American International Group, Inc. | 15,657,600 | 414,300,096 |
| Genworth Financial, Inc. , Class A | 2,448,000 | 43,598,880 |
| Loews Corp. | 1,383,108 | 64,867,765 |
| The Travelers Companies, Inc. | 3,739,169 | 162,279,935 |
| | | 798,458,113 |
| | | 2,745,226,879 |
| **HEALTH CARE: 15.3%** | | |
| **HEALTH CARE EQUIPMENT & SERVICES: 5.5%** | | |
| Boston Scientific Corp.[a] | 13,673,800 | 168,051,002 |
| Cardinal Health, Inc. | 6,591,400 | 339,984,412 |
| Covidien, Ltd. | 3,716,400 | 177,978,396 |
| Health Management Associates, Inc.[a] | 3,900,000 | 25,389,000 |
| UnitedHealth Group, Inc. | 5,748,800 | 150,906,000 |
| WellPoint, Inc.[a] | 7,648,000 | 364,503,680 |
| | | 1,226,812,490 |
| **PHARMACEUTICALS, BIOTECHNOLOGY & LIFE SCIENCES: 9.8%** | | |
| Amgen, Inc.[a] | 6,570,000 | 309,841,200 |
| GlaxoSmithKline PLC ADR[b] (United Kingdom) | 9,948,100 | 439,904,982 |
| Novartis AG ADR[b] (Switzerland) | 8,516,000 | 468,720,640 |
| Pfizer, Inc. | 18,788,867 | 328,241,506 |
| Sanofi-Aventis ADR[b] (France) | 13,212,400 | 439,048,052 |
| Wyeth | 4,321,800 | 207,273,528 |
| | | 2,193,029,908 |
| | | 3,419,842,398 |
| **INDUSTRIALS: 3.8%** | | |
| **CAPITAL GOODS: 2.2%** | | |
| General Electric Co. | 10,862,700 | 289,925,463 |
| Koninklijke Philips Electronics NV[b] (Netherlands) | 1,400,000 | 47,320,000 |
| Masco Corp. | 2,507,600 | 39,444,548 |
| Tyco International, Ltd. | 2,771,400 | 110,966,856 |
| | | 487,656,867 |

PAGE 5 • DODGE & COX BALANCED FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## COMMON STOCKS (continued)

| | SHARES | VALUE |
|---|---|---|
| COMMERCIAL SERVICES & SUPPLIES: 0.2% | | |
| Pitney Bowes, Inc. | 1,422,650 | $ 48,512,365 |
| TRANSPORTATION: 1.4% | | |
| FedEx Corp. | 3,890,250 | 306,512,798 |
| | | 842,682,030 |
| **INFORMATION TECHNOLOGY: 11.7%** | | |
| SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 0.5% | | |
| Maxim Integrated Products, Inc. | 5,700,000 | 120,555,000 |
| SOFTWARE & SERVICES: 3.2% | | |
| BMC Software, Inc.[a] | 2,451,000 | 88,236,000 |
| Cadence Design Systems, Inc.[a] | 5,464,400 | 55,190,440 |
| Citrix Systems, Inc.[a] | 2,442,010 | 71,819,514 |
| Computer Sciences Corp.[a] | 4,543,548 | 212,819,788 |
| Compuware Corp.[a] | 6,945,688 | 66,261,864 |
| EBay, Inc.[a] | 7,067,600 | 193,157,508 |
| Synopsys, Inc.[a] | 1,266,606 | 30,284,549 |
| | | 717,769,663 |
| TECHNOLOGY, HARDWARE & EQUIPMENT: 8.0% | | |
| Hewlett-Packard Co. | 16,405,331 | 725,279,684 |
| Hitachi, Ltd. ADR[b] (Japan) | 2,590,000 | 185,651,200 |
| Kyocera Corp. ADR[b] (Japan) | 1,056,000 | 99,316,800 |
| Molex, Inc. | 600,000 | 14,646,000 |
| Molex, Inc. , Class A | 2,519,728 | 57,726,968 |
| Motorola, Inc. | 46,997,800 | 344,963,852 |
| Sun Microsystems, Inc.[a] | 1,856,575 | 20,199,536 |
| Tyco Electronics, Ltd. | 3,596,700 | 128,833,794 |
| Xerox Corp. | 15,316,850 | 207,696,486 |
| | | 1,784,314,320 |
| | | 2,622,638,983 |
| **MATERIALS: 2.7%** | | |
| Cemex SAB de CV ADR[b] (Mexico) | 3,762,592 | 92,936,022 |
| Domtar Corp.[a] | 6,600,000 | 35,970,000 |
| Dow Chemical Co. | 9,657,959 | 337,159,349 |
| Rohm and Haas Co. | 1,990,700 | 92,448,108 |
| Vulcan Materials Co. | 700,000 | 41,846,000 |
| | | 600,359,479 |
| **TELECOMMUNICATION SERVICES: 1.4%** | | |
| Sprint Nextel Corp. | 32,560,800 | 309,327,600 |
| | | 309,327,600 |
| TOTAL COMMON STOCKS (Cost $16,431,493,484) | | $15,936,761,570 |

## FIXED INCOME SECURITIES: 27.6%

| | PAR VALUE | VALUE |
|---|---|---|
| **U.S. TREASURY AND GOVERNMENT RELATED: 1.2%** | | |
| GOVERNMENT RELATED: 1.2% | | |
| Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds 9.75%, 11/15/14 | $ 2,365,001 | $ 2,536,795 |
| Small Business Administration — 504 Program | | |
| Series 96-20L, 6.70%, 12/1/16 | 1,602,825 | 1,640,485 |
| Series 97-20F, 7.20%, 6/1/17 | 2,334,029 | 2,420,329 |
| Series 97-20I, 6.90%, 9/1/17 | 3,784,896 | 3,909,613 |
| Series 98-20D, 6.15%, 4/1/18 | 4,409,944 | 4,510,158 |
| Series 98-20I, 6.00%, 9/1/18 | 2,709,318 | 2,744,860 |
| Series 99-20F, 6.80%, 6/1/19 | 3,283,111 | 3,404,127 |
| Series 00-20D, 7.47%, 4/1/20 | 9,787,301 | 10,297,348 |
| Series 00-20E, 8.03%, 5/1/20 | 3,957,897 | 4,221,791 |
| Series 00-20G, 7.39%, 7/1/20 | 6,399,255 | 6,731,306 |
| Series 00-20I, 7.21%, 9/1/20 | 4,181,040 | 4,391,740 |
| Series 01-20E, 6.34%, 5/1/21 | 9,562,864 | 9,888,542 |
| Series 01-20G, 6.625%, 7/1/21 | 8,722,245 | 9,165,727 |
| Series 03-20J, 4.92%, 10/1/23 | 17,961,910 | 17,744,569 |
| Series 05-20F, 4.57%, 6/1/25 | 37,792,000 | 35,763,972 |
| Series 05-20K, 5.36%, 11/1/25 | 31,917,673 | 32,095,764 |
| Series 06-20D, 5.64%, 4/1/26 | 45,051,823 | 45,636,510 |
| Series 06-20F, 5.82%, 6/1/26 | 49,736,978 | 50,972,733 |
| Series 07-20F, 5.71%, 6/1/27 | 11,505,316 | 11,662,423 |
| | | 259,738,792 |
| **MORTGAGE-RELATED SECURITIES: 12.0%** | | |
| FEDERAL AGENCY CMO & REMIC: 1.1% | | |
| Dept. of Veterans Affairs | | |
| Trust 1995-1A 1, 7.207%, 2/15/25 | 1,139,519 | 1,212,404 |
| Trust 1995-2C 3A, 8.793%, 6/15/25 | 518,651 | 567,097 |
| Fannie Mae | | |
| SMBS 1-1, 6.50%, 4/1/09 | 2,113 | 2,115 |
| Trust 1993-207 G, 6.15%, 4/25/23 | 858,456 | 862,942 |
| Trust 2002-33 A1, 7.00%, 6/25/32 | 4,393,943 | 4,653,763 |
| Trust 2005-W4 1A2, 6.50%, 8/25/35 | 28,112,761 | 29,441,826 |
| Trust 2001-T7 A1, 7.50%, 2/25/41 | 4,304,334 | 4,563,383 |
| Trust 2001-T8 A1, 7.50%, 7/25/41 | 4,499,905 | 4,768,630 |
| Trust 2001-W3 A, 7.00%, 9/25/41 | 1,657,510 | 1,733,383 |
| Trust 2002-W6 2A1, 7.00%, 6/25/42 | 4,255,881 | 4,399,085 |
| Trust 2002-W8 A2, 7.00%, 6/25/42 | 4,964,227 | 5,242,068 |
| Trust 2003-W2 1A1, 6.50%, 7/25/42 | 9,169,377 | 9,618,767 |
| Trust 2003-W2 1A2, 7.00%, 7/25/42 | 3,710,011 | 3,936,244 |
| Trust 2003-W4 4A, 7.50%, 10/25/42 | 5,448,450 | 5,727,030 |
| Trust 2004-T1 1A2, 6.50%, 1/25/44 | 8,696,769 | 9,065,494 |
| Trust 2004-W2 5A, 7.50%, 3/25/44 | 19,180,614 | 20,624,959 |
| Freddie Mac | | |
| Series 2100 GS, 6.50%, 12/15/13 | 5,810,990 | 6,050,679 |
| Series 2430 UC, 6.00%, 9/15/16 | 8,989,413 | 9,212,111 |
| Series 1078 GZ, 6.50%, 5/15/21 | 982,539 | 1,013,247 |
| Series (GN) 16 PK, 7.00%, 8/25/23 | 11,215,935 | 11,819,870 |
| Series T-48 1A4, 5.538%, 7/25/33 | 68,443,148 | 67,063,848 |
| Series T-051 1A, 6.50%, 9/25/43 | 435,438 | 441,727 |
| Series T-59 1A1, 6.50%, 10/25/43 | 27,610,292 | 27,915,088 |
| | | 229,935,760 |

See accompanying Notes to Financial Statements

Dodge & Cox Balanced Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited)

FIXED INCOME SECURITIES (continued)

PAR VALUE VALUE

FEDERAL AGENCY MORTGAGE PASS-THROUGH: 10.9%

Fannie Mae, 10 Year

6.00%, 1/1/12—10/1/14 $18,578,768 $19,014,083

Fannie Mae, 15 Year

5.50%, 4/1/18-1/1/21 65,437,038 66,361,357

6.00%, 12/1/13-3/1/22 231,817,992 238,514,536

6.50%, 1/1/13-11/1/18 123,084,268 128,341,033

7.00%, 7/1/11-11/1/18 9,450,092 9,924,032

7.50%, 9/1/15-8/1/17 41,606,740 43,538,077

Fannie Mae, 20 Year

5.50 ,% 1/1/23 14,726,246 14,727,285

6.50%, 1/1/22-10/1/26 25,306,817 26,128,568

Fannie Mae, 30 Year

6.00%, 8/25/32-11/1/35 401,768,494 408,115,347

6.50%, 12/1/32-11/1/37 375,717,948 387,195,192

7.50%, 8/1/10-7/1/19 17,069 17,495

8.00 ,% 1/1/09 1,798 1,813

Fannie Mae, Hybrid ARM

3.841%, 6/1/34 46,484,926 46,673,132

4.427%, 7/1/33 26,922,490 27,180,813

4.662%, 9/1/34 15,439,871 15,531,988

4.749%, 1/1/35 9,500,147 9,637,839

4.755%, 3/1/35 17,587,986 17,733,710

4.758%, 12/1/34 15,269,148 15,437,584

4.835%, 8/1/35 9,908,243 10,034,586

5.029%, 7/1/35 120,238,821 121,142,237

5.058%, 7/1/35 43,227,844 43,571,385

5.297%, 1/1/36 51,367,024 52,088,393

5.555%, 5/1/36 47,006,974 47,851,194

6.001%, 1/1/35 8,425,257 8,459,378

Fannie Mae, Multifamily DUS

Pool 545258, 1.00%, 11/1/11 862,485 889,538

Pool 555728, 4.02%, 8/1/13 331,882 318,249

Pool 555162, 4.835%, 1/1/13 14,955,934 14,895,989

Pool 760762, 4.89%, 4/1/12 16,115,000 16,142,088

Pool 555316, 4.918%, 2/1/13 4,311,146 4,307,562

Pool 735387, 4.926%, 4/1/15 13,587,650 13,398,124

Pool 555148, 4.975%, 1/1/13 4,604,397 4,607,168

Pool 555806, 5.097%, 10/1/13 3,280,805 3,283,213

Pool 461628, 5.32%, 4/1/14 10,308,651 10,397,355

Pool 462086, 5.355%, 11/1/15 28,094,949 28,119,772

Pool 545316, 5.636%, 12/1/11 4,744,511 4,859,353

Pool 323350, 5.662%, 11/1/08 1,617,839 1,614,021

Pool 545387, 5.896%, 1/1/12 5,555,385 5,732,970

Pool 545685, 5.931%, 4/1/12 23,044,414 23,814,547

Pool 380735, 5.965%, 10/1/08 5,279,555 5,267,064

Pool 323492, 6.095%, 1/1/09 2,497,111 2,491,205

Freddie Mac, 30 Year

8.00 ,% 11/1/10 469 474

8.25 ,% 2/1/17 64 65

8.75 ,% 5/1/10 7,543 7,720

Freddie Mac Gold, 15 Year

6.00%, 10/1/13-10/1/18 77,779,403 79,790,806

6.50%, 7/1/14-3/1/18 49,204,967 51,215,474

7.00%, 12/1/08-4/1/15 416,714 430,062

7.75 ,% 7/25/21 1,301,708 1,399,692

June 30, 2008

PAR VALUE VALUE

Freddie Mac Gold, 20 Year

6.50%, 10/1/26 $47,681,833 $49,278,321

Freddie Mac Gold, 30 Year

6.00%, 6/1/35 47,360,161 48,217,639

6.50%, 9/1/18-4/1/33 95,884,327 99,723,478

7.47%, 3/17/23 354,081 378,124

8.50%, 1/1/23 13,681 14,699

Freddie Mac Gold, Hybrid ARM

3.797%, 5/1/34 17,088,805 17,147,607

4.806%, 10/1/35 26,790,822 27,113,875

4.841%, 5/1/35 80,440,614 80,952,451

5.385%, 11/1/35 47,912,460 48,681,119

6.338%, 11/1/36 33,720,175 34,603,743

Ginnie Mae, 30 Year

7.50%, 11/15/24-10/15/25 3,961,868 4,252,017

7.97%, 4/15/20-1/15/21 2,054,041 2,231,452

2,442,798,093

PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%(e)

Union Planters Mortgage Finance Corp.

Series 2000-1 A1,

7.70 ,% 12/25/24 3,223,286 3,402,459

2,676,136,312

ASSET-BACKED SECURITIES: 0.7%

STUDENT LOAN: 0.7%

SLM Student Loan Trust

Series 2006-3 A2, 2.92%, 1/25/16 611,610 610,795

Series 2006-09 A2, 2.92%, 4/25/17 23,315,831 23,315,668

Series 2007-2 A2, 2.92%, 7/25/17 124,000,000 122,530,563

Series 2006-10 A2, 2.93%, 10/25/17 16,870,288 16,835,189

163,292,215

CORPORATE: 13.7%

FINANCIALS: 5.0%

Bank of America Corp.

5.30 ,% 3/15/17 50,000,000 45,897,450

8.00%, 12/15/26(c) (callable) 17,355,000 17,574,106

5.625%, 3/8/35(c) 10,000,000 8,142,740

6.625%, 5/23/36(c) 41,040,000 37,832,273

Boston Properties, Inc.

6.25 ,% 1/15/13 42,070,000 42,532,266

5.625%, 4/15/15 29,500,000 28,152,914

5.00 ,% 6/1/15 2,890,000 2,658,315

Capital One Financial Corp.

6.75 ,% 9/15/17 70,630,000 70,357,160

CIGNA Corp.

7.65 ,% 3/1/23 9,745,000 10,066,607

7.875%, 5/15/27 12,970,000 13,403,861

8.30 ,% 1/15/33 9,050,000 9,835,214

6.15 ,% 11/15/36 5,500,000 4,844,796

Citigroup, Inc. 6.125%, 11/21/17 35,000,000 33,589,605

General Electric Co. 3.003%, 11/1/12 190,000,000 184,180,300

Health Net, Inc. 6.375%, 6/1/17 18,675,000 16,060,500

See accompanying Notes to Financial Statements

P A G E 7 D O D G E & C O X B A L A N C E D F U N D

PORTFOLIO OF INVESTMENTS (unaudited)

FIXED INCOME SECURITIES (continued)

PAR VALUE VALUE

HSBC Holdings PLC(b)(United Kingdom)

6.50%, 5/2/36 $23,000,000 $21,384,664

6.50%, 9/15/37 45,000,000 41,021,280

JPMorgan Chase & Co.(c)

8.75%, 9/1/30 28,187,000 31,039,073

5.85%, 8/1/35 5,955,000 4,891,717

Kaupthing Bank HF(b),(d)(Iceland)

7.125%, 5/19/16 65,060,000 45,848,172

Safeco Corp. 4.875%, 2/1/10 15,131,000 15,022,586

SLM Corp. 8.45%, 6/15/18 50,000,000 47,966,800

Travelers Cos., Inc.

5.00%, 3/15/13 10,250,000 9,990,542

5.50%, 12/1/15 9,160,000 9,041,332

6.25%, 6/20/16 22,000,000 22,408,562

5.75%, 12/15/17 21,660,000 21,023,153

Unum Group

7.625%, 3/1/11 8,426,000 8,749,609

6.85%, 11/15/15(d) 10,200,000 10,124,612

7.19 ,% 2/1/28 8,500,000 7,421,919

7.25%, 3/15/28 12,130,000 11,100,900

6.75%, 12/15/28 11,633,000 10,041,606

Wachovia Corp.

3.05%, 4/23/12 186,000,000 172,618,974

6.00%, 11/15/17 46,000,000 42,952,086

WellPoint, Inc.

5.00%, 12/15/14 13,070,000 12,264,208

5.25%, 1/15/16 60,000,000 56,393,820

5.875%, 6/15/17 1,275,000 1,232,395

1,127,666,117

INDUSTRIALS: 7.5%

AT&T, Inc. 8.00%, 11/15/31 5,130,000 5,889,255

Boston Scientific Corp.

5.45%, 6/15/14 24,085,000 22,218,413

6.25%, 11/15/15 1,075,000 1,005,125

6.40%, 6/15/16 21,905,000 20,590,700

Comcast Corp.

5.30%, 1/15/14 63,050,000 61,117,076

5.85%, 11/15/15 26,500,000 25,943,553

5.90%, 3/15/16 3,180,000 3,107,140

6.50%, 1/15/17 26,714,000 26,872,788

Covidien, Ltd. 6.00%, 10/15/17 9,710,000 9,827,423

Cox Communications, Inc.

5.45%, 12/15/14 75,530,000 72,581,762

5.50%, 10/1/15 15,265,000 14,713,155

5.875%, 12/1/16(d) 25,145,000 24,247,449

Dillard’s, Inc.

7.85%, 10/1/12 14,000,000 13,020,000

7.13%, 8/1/18 10,831,000 8,299,254

7.875%, 1/1/23 8,860,000 6,290,600

7.75%, 7/15/26 50,000 35,375

7.75%, 5/15/27 550,000 389,125

7.00%, 12/1/28 15,490,000 10,533,200

June 30, 2008

PAR VALUE VALUE

Dow Chemical Co.

4.027%, 9/30/09(d) $33,950,000 $33,741,717

7.375%, 11/1/29 20,170,000 21,392,403

Ford Motor Credit Co.(g)

7.375%, 2/1/11 166,700,000 135,279,717

7.25%, 10/25/11 118,160,000 91,569,392

GMAC, LLC

6.875%, 9/15/11 207,200,000 142,418,920

6.875%, 8/28/12 20,691,000 13,950,537

8.00%, 11/1/31 209,640,000 136,266,000

HCA, Inc.

8.75%, 9/1/10 27,750,000 28,096,875

7.875%, 2/1/11 23,798,000 23,441,030

6.95%, 5/1/12 50,090,000 47,335,050

6.30%, 10/1/12 11,400,000 10,231,500

6.25%, 2/15/13 47,740,000 41,414,450

6.75%, 7/15/13 27,400,000 24,043,500

5.75%, 3/15/14 20,420,000 16,999,650

6.50%, 2/15/16 22,000,000 18,315,000

Lafarge SA(b)(France)

6.50%, 7/15/16 33,715,000 32,761,235

Liberty Media Corp.

8.50%, 7/15/29 32,630,000 30,184,095

8.25%, 2/1/30 25,143,000 22,239,741

Macy’s, Inc.

7.625%, 8/15/13 5,900,000 5,808,680

7.45%, 10/15/16 11,675,000 10,967,448

6.90%, 4/1/29 8,080,000 6,828,101

6.90%, 1/15/32 55,984,000 46,199,060

6.70%, 7/15/34 21,275,000 17,569,831

Sprint Nextel Corp.

6.00%, 12/1/16 39,585,000 34,043,100

6.875%, 11/15/28 10,085,000 8,395,763

Time Warner, Inc.

7.625%, 4/15/31 107,980,000 109,626,263

7.70%, 5/1/32 79,490,000 81,382,100

Xerox Corp.

7.125%, 6/15/10 13,425,000 13,865,206

6.875%, 8/15/11 135,655,000 140,582,397

1,671,630,154

TRANSPORTATION: 1.2%

Burlington Northern Santa Fe Corp.

4.30%, 7/1/13 7,320,000 6,928,600

8.251%, 1/15/21 1,318,528 1,464,226

4.967%, 4/1/23 12,494,443 11,610,489

5.72%, 1/15/24 23,751,797 23,371,604

5.629%, 4/1/24 27,313,120 27,215,047

5.342%, 4/1/24 17,629,321 17,215,953

5.996%, 4/1/24 23,750,283 23,662,514

CSX Corp. 9.75%, 6/15/20 5,351,000 6,442,465

FedEx Corp. 6.72%, 7/15/23 16,114,154 16,019,921

See accompanying Notes to Financial Statements

D O D G E & C O X B A L A N C E D F U N D P A G E 8

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## FIXED INCOME SECURITIES (continued)

| | PAR VALUE | VALUE |
|---|---|---|
| Norfolk Southern Corp. | | |
| 7.70%, 5/15/17 | $ 13,000,000 | $ 14,471,626 |
| 9.75%, 6/15/20 | 7,389,000 | 9,211,188 |
| Union Pacific Corp. | | |
| 6.125%, 1/15/12 | 15,720,000 | 16,218,120 |
| 6.50%, 4/15/12 | 3,550,000 | 3,711,032 |
| 5.375%, 5/1/14 | 2,935,000 | 2,881,357 |
| 4.875%, 1/15/15 | 8,320,000 | 7,889,074 |
| 6.33%, 1/2/20 | 30,008,784 | 31,220,726 |
| 5.866%, 7/2/30 | 36,844,074 | 36,017,661 |
| 6.176%, 1/2/31 | 22,981,765 | 23,099,398 |
| | | 278,651,001 |
| | | 3,077,947,272 |
| TOTAL FIXED INCOME SECURITIES (Cost $6,453,736,856) | | $ 6,177,114,591 |

## SHORT-TERM INVESTMENTS: 1.0%

| | | |
|---|---|---|
| MONEY MARKET FUND: 0.1% | | |
| SSgA Prime Money Market Fund | 22,480,735 | 22,480,735 |
| REPURCHASE AGREEMENT: 0.9% | | |
| Fixed Income Clearing Corporation[f] 2.20%, 7/1/08, maturity value $201,888,337 | 201,876,000 | 201,876,000 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $224,356,735) | | 224,356,735 |
| TOTAL INVESTMENTS (Cost $23,109,587,075) | 99.8% | 22,338,232,896 |
| OTHER ASSETS LESS LIABILITIES | 0.2% | 54,056,394 |
| NET ASSETS | 100.0% | $22,392,289,290 |

[a] Non-income producing
[b] Security issued by a foreign entity, denominated in U.S. dollars
[c] Cumulative preferred security
[d] Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of June 30, 2008, all such securities in total represented $113,961,950 or 0.5% of net assets.
[e] Rounds to 0.0%
[f] Repurchase agreement is collateralized by Freddie Mac 3.25%, 2/19/10. Total collateral value is $205,915,781.
[g] Subsidiary (see Note below)

Note: Except as noted, investments are grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.

ADR: American Depositary Receipt
ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
DUS: Delegated Underwriting and Servicing
REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 • DODGE & COX BALANCED FUND
See accompanying Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

(unaudited)

ASSETS:

Investments, at value (cost $23,109,587,075) $22,338,232,896

Receivable for investments sold 42,696,365

Receivable for paydowns on

mortgage-backed securities 3,832,411

Receivable for Fund shares sold 11,397,461

Dividends and interest receivable 101,863,088

Prepaid expenses and other assets 47,473

22,498,069,694

LIABILITIES:

Payable for investments purchased 27,583,144

Payable for Fund shares redeemed 66,359,958

Management fees payable 9,715,022

Accrued expenses 2,122,280

105,780,404

NET ASSETS $22,392,289,290

NET ASSETS CONSIST OF:

Paid in capital $22,188,664,759

Undistributed net investment income 12,512,083

Undistributed net realized gain on investments 962,466,627

Net unrealized depreciation on investments (771,354,179)

$22,392,289,290

Fund shares outstanding (par value $0.01 each,

unlimited shares authorized) 322,236,881

Net asset value per share $69.49

STATEMENT OF OPERATIONS

(unaudi ted)

Period Ended

June 30, 2008

INVESTMENT INCOME:

Dividends (net of foreign taxes of $6,146,942) $204,764,698

Interest 216,472,158

421,236,856

EXPENSES:

Management fees 61,503,597

Custody and fund accounting fees 240,361

Transfer agent fees 1,922,472

Professional services 57,579

Shareholder reports 807,191

Registration fees 278,139

Trustees’ fees 77,188

Miscellaneous 309,764

65,196,291

NET INVESTMENT INCOME 356,040,565

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS:

Net realized gain 966,526,891

Net change in unrealized appreciation/

depreciation (4,279,630,742)

Net realized and unrealized loss (3,313,103,851)

NET DECREASE IN NET ASSETS

FROM OPERATIONS $(2,957,063,286)

STATEMENT OF CHANGES IN NET ASSETS

(unaudited)

Period Ended Year Ended

June 30, 2008 December 31, 2007

OPERATIONS:

Net investment income $356,040,565 $736,458,997

Net realized gain 966,526,891 1,956,206,007

Net change in unrealized

appreciation/depreciation (4,279,630,742) (2,205,494,423)

Net increase (decrease) in net

assets from operations (2,957,063,286) 487,170,581

DISTRIBUTIONS TO

SHAREHOLDERS FROM:

Net investment income (347,588,746) (755,711,777)

Net realized gain (433,264,663) (1,662,945,292)

Total distributions (780,853,409) (2,418,657,069)

FUND SHARE

TRANSACTIONS:

Proceeds from sale of shares 1,640,501,393 3,783,203,996

Reinvestment of distributions 748,018,744 2,319,059,647

Cost of shares redeemed (3,190,687,349) (4,696,208,213)

Net increase (decrease) from

Fund share transactions (802,167,212) 1,406,055,430

Total decrease in net assets (4,540,083,907) (525,431,058)

NET ASSETS:

Beginning of period 26,932,373,197 27,457,804,255

End of period (including

undistributed net investment

income of $12,512,083 and $0,

respectively) $22,392,289,290 $26,932,373,197

SHARE INFORMATION:

Shares sold 21,490,557 42,672,570

Distributions reinvested 10,378,642 27,828,536

Shares redeemed (42,135,462) (53,297,703)

Net increase (decrease) in shares

outstanding (10,266,263) 17,203,403

See accompanying Notes to Financial Statements

D O D G E & C O X B A L A N C E D F U N D P A G E 1 0

NOTES TO FINANCIAL STATEMENTS (unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Dodge & Cox Balanced Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on June 26, 1931, and seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows:

Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and computerized pricing models. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and computerized pricing models. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. The Fund may estimate the character of distributions received from Real Estate Investment Trusts (“REITs”).

Interest income is recorded on the accrual basis. Interest income includes coupon interest, amortization of premium and accretion of discount on debt securities, and gain/loss on paydowns of mortgage-backed securities. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region. Debt obligations may be placed on non-accrual status and related interest income may be reduced by ceasing current accruals and writing off interest receivables when the collection of all or a portion of interest has become doubtful. A debt obligation is removed from non-accrual status when the issuer resumes interest payments or when collectibility of interest is reasonably assured.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a

P A G E 1 1 D O D G E & C O X B A L A N C E D F U N D

NOTES TO FINANCIAL STATEMENTS (unaudited)

specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government and agency securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—VALUATION MEASUREMENTS

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities

Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments) The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of June 30, 2008:

Investments

Valuation Inputs in Securities

Level 1: Quoted Prices $15,959,242,305

Level 2: Other Significant Observable Inputs 6,378,990,591

Level 3: Significant Unobservable Inputs —

Total $22,338,232,896

NOTE 3—RELATED PARTY TRANSACTIONS

Management fees Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund’s average daily net assets to Dodge & Cox, investment manager of the Fund.

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Indemnification Under the Trust’s organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 4—INCOME TAX INFORMATION AND DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and paydown loss. At June 30, 2008 investments for federal income tax purposes was equal to the cost for financial reporting purposes.

D O D G E & C O X B A L A N C E D F U N D P A G E 1 2

NOTES TO FINANCIAL STATEMENTS (unaudited)

Distributions for the six months ended June 30, 2008 and for the year ended December 31, 2007 were characterized as follows for federal income tax purposes:

| | Six Months Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| Ordinary income | $352,348,317<br>*($1.095 per share)* | $822,777,430<br>*($2.575 per share)* |
| Long-term capital gain | $428,505,092<br>*($1.328 per share)* | $1,595,879,639<br>*($5.072 per share)* |

At June 30, 2008, the tax basis components of distributable earnings were as follows:

| | |
|---|---|
| Unrealized appreciation | $ 2,468,627,680 |
| Unrealized depreciation | (3,239,981,859) |
| Net unrealized depreciation | (771,354,179) |
| Undistributed ordinary income | 35,550,187 |
| Undistributed long-term capital gain | 939,428,523 |

## NOTE 5—COMMITTED LINE OF CREDIT

The Fund participates with the Funds in a $200 million committed credit facility ("Line of Credit") with State Street Bank and Trust Company to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. Interest on borrowings is charged at the prevailing rate. During the period, there were no borrowings on the Line of Credit.

## NOTE 6—PURCHASES AND SALES OF INVESTMENTS

For the six months ended June 30, 2008, purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $4,359,461,855 and $3,541,591,711 respectively. For the six months ended June 30, 2008, purchases and sales of U.S. government securities aggregated $12,650,806 and $2,031,214,621, respectively.

## NOTE 7—ACCOUNTING PRONOUNCEMENTS

Effective June 29, 2007, the Fund adopted, the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. At June 30, 2008, FIN 48 was applied to the period from January 1, 2004 through June 30, 2008, the open tax years subject to regulatory examination. There was no impact to the Fund's financial statements as a result of applying FIN 48.

PAGE 13 • DODGE & COX BALANCED FUND

## FINANCIAL HIGHLIGHTS (unaudited)

| SELECTED DATA AND RATIOS (for a share outstanding throughout each period) | Six Months Ended June 30, | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Net asset value, beginning of period** | $81.00 | $87.08 | $81.34 | $79.35 | $73.04 | $60.75 |
| **Income from investment operations:** | | | | | | |
| Net investment income | 1.12 | 2.35 | 2.21 | 1.84 | 1.60 | 1.66 |
| Net realized and unrealized gain (loss) | (10.21) | (0.78) | 8.93 | 3.31 | 7.99 | 12.96 |
| Total from investment operations | (9.09) | 1.57 | 11.14 | 5.15 | 9.59 | 14.62 |
| **Distributions to shareholders from:** | | | | | | |
| Net investment income | (1.08) | (2.37) | (2.20) | (1.84) | (1.60) | (1.66) |
| Net realized gain | (1.34) | (5.28) | (3.20) | (1.32) | (1.68) | (0.67) |
| Total distributions | (2.42) | (7.65) | (5.40) | (3.16) | (3.28) | (2.33) |
| **Net asset value, end of period** | $69.49 | $81.00 | $87.08 | $81.34 | $79.35 | $73.04 |
| **Total return** | (11.31)% | 1.74% | 13.84% | 6.59% | 13.31% | 24.44% |
| **Ratios/supplemental data:** | | | | | | |
| Net assets, end of period (millions) | $22,392 | $26,932 | $27,458 | $23,611 | $20,741 | $13,196 |
| Ratio of expenses to average net assets | 0.53%* | 0.53% | 0.52% | 0.53% | 0.54% | 0.54% |
| Ratio of net investment income to average net assets | 2.89%* | 2.59% | 2.52% | 2.15% | 1.97% | 2.40% |
| Portfolio turnover rate | 18% | 27% | 20% | 18% | 18% | 19% |

* Annualized

See accompanying Notes to Financial Statements

## FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund's First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund's Forms N-CSR and N-Q on the SEC's website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund's quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

## PROXY VOTING

For a free copy of the Fund's proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund's web site at www.dodgeandcox.com or visit the SEC's web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

Dodge & Cox Balanced Fund • page 14

## DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

| Name (Age) and Address* | Position with Trust (Year of Election or Appointment) | Principal Occupation During Past 5 Years | Other Directorships Held by Trustees |
|---|---|---|---|
| INTERESTED TRUSTEES & OFFICERS | | | |
| John A. Gunn (64) | Chairman and Trustee (Trustee since 1985) | Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Global Investment Policy Committee (GIPC) (since 2008) and International Investment Policy Committee (IIPC) | — |
| Kenneth E. Olivier (56) | President and Trustee (Trustee since 2005) | President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC | — |
| Dana M. Emery (46) | Senior Vice President and Trustee (Trustee since 1993) | Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC | — |
| Charles F. Pohl (50) | Senior Vice President (Officer since 2004) | Senior Vice President and Director of Dodge & Cox, Chief Investment Officer (since 2007), Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC, GIPC (since 2008), IIPC (since 2007) and FIIPC | — |
| Diana S. Strandberg (48) | Senior Vice President (Officer since 2005) | Vice President of Dodge & Cox, Portfolio Manager and member of IPC, GIPC (since 2008) and IIPC | — |
| David H. Longhurst (51) | Treasurer (Officer since 2006) | Vice President and Assistant Treasurer of Dodge & Cox (since 2008); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004) | — |
| Thomas M. Mistele (54) | Secretary (Officer since 2000) | Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox | — |
| Marcia P. Venegas (39) | Chief Compliance Officer (Officer since 2004) | Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004) | — |
| INDEPENDENT TRUSTEES | | | |
| William F. Ausfahl (68) | Trustee (Since 2002) | CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997) | — |
| L. Dale Crandall (66) | Trustee (Since 1999) | President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000) | Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed health care) (2004-Present); Director, Metavante Technologies, Inc. (software) (2007 to present); Director, Serena Software, Inc. (software) (2007 to present) |
| Thomas A. Larsen (58) | Trustee (Since 2002) | Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm) | — |
| John B. Taylor (61) | Trustee (Since 2005) | Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005) | — |
| Will C. Wood (68) | Trustee (Since 1992) | Principal, Kentwood Associates, Financial Advisers | Director, Banco Latinoamericano de Exportaciones S.A. (Latin American foreign trade bank) (1999-Present) |

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all five series in the Dodge & Cox Funds complex and serves for an indefinite term.

**Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.**

PAGE 15 • DODGE & COX BALANCED FUND

D O D G E & C OX

Income Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of June 30, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

D O D G E & C OX

2008

Semi-Annual Report

June 30, 2008

Income Fund

E S T A B L I S H E D 1 9 8 9

T I C K E R : D O D I X

06/08 IF SAR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Income Fund had a total return of 0.2% for the six months ended June 30, 2008, compared to 1.1% for the Lehman Brothers Aggregate Bond Index (LBAG). Longer-term results can be found on page four. As of June 30, the Fund had net assets of $15.6 billion with a cash position of 1.8%.

MARKET COMMENTARY

The first half of 2008 was challenging in many ways as financial markets were extremely volatile and investor confidence was tenuous. U.S. bond markets were roiled by the unfolding drama of the subprime mortgage-initiated credit crisis, which reached a crescendo of sorts in mid-March with the Federal Reserve and U.S. Treasury-orchestrated takeover of Bear Stearns by JP Morgan. After stabilizing somewhat in April and May, market volatility picked up again in June due to renewed concerns over U.S. housing market weakness, a tighter credit environment, extraordinary increases in energy and other commodity prices, rising global inflation, a declining U.S. dollar, and the effect of these factors on the overall health of the U.S. economy.

The U.S. economy grew over the period, albeit at a very modest pace (1.0% annualized in the first quarter and a preliminary estimate of 1.9% for the second quarter). Areas of economic weakness included a deteriorating labor market and several key measures of consumer confidence and spending. In addition, there were meaningful inflationary pressures: headline CPI rose 5.0% year-over-year versus 2.7% a year ago, driven by rising food prices and record oil prices ($140/barrel). During the period the Federal Reserve lowered the target Fed Funds rate four times to 2.0%; at its June meeting the Fed opted not to take further action, citing rising inflation risks.

In this uncertain environment, U.S. Treasury returns (as measured by the Lehman Treasury Index) continued to outpace other sectors of the bond market. Although Treasuries underperformed Corporates and Government Sponsored Enterprise (GSE)-guaranteed1 Mortgage-Backed Securities (MBS) meaningfully over most of the second quarter, they returned 2.2% over the first half of 2008, versus -0.8% for the Lehman Corporate Index and

1.9% for the Lehman MBS Index. This performance divergence continued a trend that began with the onset of the subprime crisis in July of 2007; since that time the Lehman Treasury Index has returned 10.3%, outpacing the Lehman Corporate Index by a remarkable 7%.

INVESTMENT STRATEGY

The Fund seeks to build a fixed income portfolio with a high and stable rate of current income consistent with the long-term preservation of capital and capital appreciation potential. In this volatile environment, many attractive opportunities exist for those with the patience and discipline to look through the current troubles to the long-term investment opportunity. We believe our longstanding approach, featuring a three-to-five year investment horizon, fundamental analysis of individual securities and focus on valuation, provides the necessary elements to successfully navigate the current environment.

Despite the second quarter’s somewhat better tone, the current bond market environment can still be characterized as risk averse. Bond investors have generally shied away from Corporate bonds and MBS in the past year. As these sectors have substantially underperformed U.S. Treasuries, their valuations—measured by the magnitude of their yield premiums over similar duration2, risk-free U.S. Treasuries—have cheapened dramatically, while Treasury yields remain quite low.

The Fund’s current investment strategy consists of two primary themes: 1) our view that certain Corporate bonds and GSE-guaranteed MBS are attractive long-term investment opportunities in light of their historically high yield premiums, and 2) our belief that U.S. Treasury securities offer low total return potential and reflect a significant safety and liquidity premium that will eventually dissipate. In response, we have found what we believe are attractive long-term investment opportunities within both the Corporate and GSE-guaranteed MBS sectors that capitalize on the near-term uncertainty surrounding them. At the same time, we have reduced the Fund’s investments in U.S. Treasuries because of their poor long-term total return prospects.

Specifically, we made substantial increases to the Fund’s Corporate holdings over the past six months,

P A G E 1 DO D G E & C O X I N C O M E F U N D

raising the weighting from 34.6% to 39.5%. We achieved this by adding to many existing holdings, including significant additions to Citigroup, Wachovia, Sprint, HCA, Macy’s and Xerox, and purchasing the debt of SLM Corp.—the parent of student loan lender Sallie Mae—for the first time. We also increased the Fund’s holdings of GSE-guaranteed MBS from 47.4% to 49.4%. We discuss several of the more newsworthy examples in the paragraphs below.

Financial sector holdings Over the past year we have increased the Fund’s bank and finance company holdings by 5.5 percentage points to over 9%, taking advantage of historically low valuations in this sector to invest in the debt of large finance companies and money center banks whose existence and viability are, in our view, critical to the U.S. (and global) banking system. Our focus is on large, difficult-to-replicate franchises with earnings diversification, systemic importance and the proven ability to access the capital markets across a variety of economic scenarios. New positions over the past year include Citigroup, Capital One, SLM Corp. and Wells Fargo; we also increased the Fund’s existing positions of HSBC and Wachovia.

Ford Motor Credit and GMAC investments

Together, these holdings comprised 5.5% of the Fund at quarter end. These are challenging times for U.S. automakers given a slower U.S. economy, diminishing market share and rapidly shifting product sales due to significantly higher gas prices. As a result, their finance company subsidiaries are facing difficulties as well, and the extreme pessimism is reflected in their securities’ market prices. Nevertheless, the key tenets of our investment thesis for both companies—asset quality, liquidity and legal separation from potentially troubled parent companies—remain intact. The road will likely continue to be a bumpy one for these two entities, but we believe that they will be able to continue to repay their debt obligations and therefore offer an attractive potential return opportunity.

Investments in GSE-guaranteed MBS We believe that the current environment offers an attractive investment opportunity for bond investors in GSE-guaranteed MBS. In general, MBS offer yield premiums to U.S. Treasuries because the loans underlying them can be prepaid at any time, leading to some uncertainty about the timing of these securities’ cash flows. Currently, due to the concern over the GSEs (Fannie Mae and Freddie Mac) and the mortgage market in general, GSE-guaranteed MBS offer historically wide yield premiums. In addition, a very tight lending environment, stricter underwriting standards and significant declines in home prices have informed our expectations for a slower, more stable prepayment environment for the foreseeable future. The twin attributes of attractive valuations and our expectations for a benign prepayment environment create a compelling investment picture in our view and GSE MBS made up a substantial 49.4% of the Fund at quarter end. We have also changed the composition of the Fund’s MBS holdings with a greater emphasis on higher-coupon MBS, in order to capture more of the benefit of slower prepayment rates.

Substantially all of the Fund’s MBS holdings are backed by a Fannie Mae, Freddie Mac or Ginnie Mae guarantee of timely payment of scheduled principal and interest on the securities, even in the event of delinquent or missed payments on the mortgage loans that underlie them. Recent actions by the U.S. Treasury Department and Congress to temporarily increase Fannie Mae and Freddie Mac’s lines of credit with the government, and allow the U.S. Government to make an equity investment in the companies make this guarantee more secure.1

DURATION POSITIONING

Although many of the Fund’s recent portfolio changes have focused on taking advantage of compelling valuations within the Corporate and MBS sectors, we have not ignored the risk of rising U.S. Treasury rates. Given this risk, we find the absolute level of interest rates—particularly those of U.S. Treasuries—offers poor long-term return prospects in light of continued inflationary pressures. Therefore, we have maintained a defensive posture toward interest rate risk through a significant underweight of U.S. Treasuries (the Fund holds no intermediate or long-term Treasuries) and a shorter overall duration positioning than the LBAG. Despite our defensive positioning vis-à-vis interest rate risk, the Fund still has a substantial yield advantage over the LBAG due to the high yield premiums offered by the

D O D G E & C O X I N C O M E F U N D P A G E 2

Fund’s holdings in GSE-guaranteed MBS and Corporate bonds.

IN CLOSING

We remain optimistic about the Fund’s long-term relative return prospects over the coming three to five years, and thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Dana M. Emery, Chairman Senior Vice President

August 7, 2008

1 The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

2	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

PERFORMANCE REVIEW

Key Detractors from Results

The Fund’s sector weightings (significant overweight positions in Corporates and GSE-guaranteed MBS and a significant underweight position in U.S.

Treasuries) hurt performance.

Several of the Fund’s Corporate holdings—including GMAC, Kaupthing Bank, Sprint Nextel, and Wachovia—performed poorly.

Key Contributors to Results

The Fund’s nominal yield advantage (0.8% annualized, greater than the LBAG at the beginning of the year) resulted in a higher relative level of income.

P A G E 3 DO D G E & C O X I N C O M E F U N D

## GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON JUNE 30, 1998



$30,000
20,000
10,000
Dodge & Cox Income Fund $17,290
LBAG $17,374
6/30/98
6/30/00
6/30/02
6/30/04
6/30/06
6/30/08

## AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED JUNE 30, 2008

| | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| Dodge & Cox Income Fund | 3.69% | 3.49% | 5.62% |
| Lehman Brothers Aggregate Bond Index (LBAG) | 7.13 | 3.86 | 5.68 |

**Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.**

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

*Lehman Brothers® is a trademark of Lehman Brothers, Inc.*

## FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

### ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

### HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

| Six Months Ended June 30, 2008 | Beginning Account Value 1/1/2008 | Ending Account Value 6/30/2008 | Expenses Paid During Period* |
|---|---|---|---|
| Based on Actual Fund Return | $1,000.00 | $1,002.30 | $2.18 |
| Based on Hypothetical 5% Yearly Return | 1,000.00 | 1,022.68 | 2.21 |

* Expenses are equal to the Fund's annualized expense ratio of 0.44%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

Dodge & Cox Income Fund • page 4

FUND INFORMATION

June 30, 2008

## GENERAL INFORMATION

| | |
|---|---|
| Net Asset Value Per Share | $12.21 |
| Total Net Assets (billions) | $15.6 |
| 30-Day SEC Yield[a] | 5.87% |
| Expense Ratio (1/1/08 to 6/30/08, annualized) | 0.44% |
| Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized) | 10% |
| Fund Inception | 1989 |

*No sales charges or distribution fees*

***Investment Manager:*** Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 14 years.

## ASSET ALLOCATION


Fixed Income Securities: 98.2%
Cash Equivalents: 1.8%

| PORTFOLIO CHARACTERISTICS | Fund | LBAG |
|---|---|---|
| Number of Fixed Income Securities | 481 | 9,457 |
| Effective Maturity (years) | 6.6 | 7.4 |
| Effective Duration (years) | 3.9 | 4.7 |

| FIVE LARGEST CORPORATE ISSUERS[c] | Fund |
|---|---|
| Wachovia Corp. | 3.0% |
| Ford Motor Credit Co. | 2.9 |
| GMAC, LLC | 2.6 |
| HCA, Inc. | 2.4 |
| Time Warner, Inc. | 2.3 |

| SECTOR DIVERSIFICATION | Fund | LBAG |
|---|---|---|
| U.S. Treasury & Government Related | 7.1% | 31.8% |
| Mortgage-Related Securities | 49.4 | 38.8 |
| Asset-Backed Securities/CMBS[b] | 2.2 | 5.8 |
| Corporate | 39.5 | 19.8 |
| Non-Corporate Yankee | 0.0 | 3.8 |
| Cash Equivalents | 1.8 | 0.0 |

| CREDIT QUALITY[d] | Fund | LBAG |
|---|---|---|
| U.S. Government & Government Related | 56.4% | 70.4% |
| Aaa | 2.5 | 8.3 |
| Aa | 9.2 | 5.4 |
| A | 5.5 | 8.4 |
| Baa | 13.9 | 7.5 |
| Ba | 2.3 | 0.0 |
| B | 6.0 | 0.0 |
| Caa | 2.4 | 0.0 |
| Cash Equivalents | 1.8 | 0.0 |
| Average Quality | Aa2 | Aa1 |

| MATURITY DIVERSIFICATION | Fund | LBAG |
|---|---|---|
| 0-1 Years to Maturity | 7.4% | 0.0% |
| 1-5 | 44.4 | 39.2 |
| 5-10 | 37.9 | 47.3 |
| 10-15 | 1.2 | 5.1 |
| 15-20 | 0.9 | 2.1 |
| 20-25 | 6.3 | 2.4 |
| 25 and Over | 1.9 | 3.9 |

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

PAGE 5 • DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## FIXED INCOME SECURITIES: 98.2%

| | PAR VALUE | VALUE |
|---|---|---|
| **U.S. TREASURY AND GOVERNMENT RELATED: 7.1%** | | |
| **U.S. TREASURY: 4.3%** | | |
| U.S. Treasury Notes | | |
| 3.25%, 8/15/08 | $200,125,000 | $ 200,500,234 |
| 3.125%, 10/15/08 | 325,000,000 | 326,269,450 |
| 3.375%, 12/15/08 | 150,000,000 | 150,902,400 |
| | | 677,672,084 |
| **GOVERNMENT RELATED: 2.8%** | | |
| Small Business Administration — 504 Program | | |
| Series 91-20K, 8.25%, 11/1/11 | 130,271 | 133,335 |
| Series 92-20B, 8.10%, 2/1/12 | 210,272 | 214,014 |
| Series 92-20C, 8.20%, 3/1/12 | 439,266 | 448,035 |
| Series 92-20D, 8.20%, 4/1/12 | 303,579 | 310,208 |
| Series 92-20G, 7.60%, 7/1/12 | 741,248 | 753,959 |
| Series 92-20H, 7.40%, 8/1/12 | 496,415 | 505,406 |
| Series 92-20I, 7.05%, 9/1/12 | 532,887 | 542,514 |
| Series 92-20J, 7.00%, 10/1/12 | 691,530 | 704,545 |
| Series 92-20K, 7.55%, 11/1/12 | 839,823 | 858,604 |
| Series 92-20L, 7.45%, 12/1/12 | 421,241 | 430,917 |
| Series 93-20B, 7.00%, 2/1/13 | 673,274 | 685,770 |
| Series 93-20C, 6.50%, 3/1/13 | 2,149,131 | 2,185,336 |
| Series 93-20D, 6.75%, 4/1/13 | 591,948 | 603,145 |
| Series 93-20E, 6.55%, 5/1/13 | 2,444,290 | 2,489,234 |
| Series 93-20F, 6.65%, 6/1/13 | 834,658 | 851,025 |
| Series 93-20L, 6.30%, 12/1/13 | 1,286,779 | 1,310,588 |
| Series 94-20A, 6.50%, 1/1/14 | 1,692,975 | 1,725,527 |
| Series 94-20D, 7.70%, 4/1/14 | 373,948 | 386,619 |
| Series 94-20E, 7.75%, 5/1/14 | 1,460,015 | 1,505,446 |
| Series 94-20F, 7.60%, 6/1/14 | 953,519 | 982,932 |
| Series 94-20G, 8.00%, 7/1/14 | 661,746 | 683,038 |
| Series 94-20H, 7.95%, 8/1/14 | 603,433 | 623,233 |
| Series 94-20I, 7.85%, 9/1/14 | 720,181 | 743,944 |
| Series 94-20K, 8.65%, 11/1/14 | 569,084 | 592,580 |
| Series 94-20L, 8.40%, 12/1/14 | 485,690 | 505,280 |
| Series 95-20A, 8.50%, 1/1/15 | 198,108 | 205,858 |
| Series 95-20C, 8.10%, 3/1/15 | 527,539 | 547,537 |
| Series 97-20E, 7.30%, 5/1/17 | 1,072,358 | 1,113,095 |
| Series 97-20J, 6.55%, 10/1/17 | 1,600,347 | 1,645,404 |
| Series 98-20C, 6.35%, 3/1/18 | 6,857,309 | 7,034,381 |
| Series 98-20H, 6.15%, 8/1/18 | 2,386,145 | 2,441,944 |
| Series 98-20L, 5.80%, 12/1/18 | 1,314,909 | 1,328,638 |
| Series 99-20C, 6.30%, 3/1/19 | 1,648,530 | 1,687,770 |
| Series 99-20G, 7.00%, 7/1/19 | 3,988,535 | 4,150,326 |
| Series 99-20I, 7.30%, 9/1/19 | 1,186,284 | 1,241,765 |
| Series 01-20G, 6.625%, 7/1/21 | 10,275,972 | 10,798,453 |
| Series 01-20L, 5.78%, 12/1/21 | 21,649,391 | 22,098,016 |
| Series 02-20L, 5.10%, 12/1/22 | 5,654,339 | 5,595,690 |
| Series 04-20L, 4.87%, 12/1/24 | 6,753,615 | 6,596,396 |
| Series 05-20B, 4.625%, 2/1/25 | 9,097,280 | 8,730,499 |
| Series 05-20C, 4.95%, 3/1/25 | 6,207,972 | 5,990,022 |
| Series 05-20E, 4.84%, 5/1/25 | 17,654,798 | 16,991,625 |
| Series 05-20G, 4.75%, 7/1/25 | 17,139,194 | 16,523,337 |
| Series 05-20I, 4.76%, 9/1/25 | $ 19,164,311 | $ 18,386,228 |
| Series 06-20A, 5.21%, 1/1/26 | 19,703,295 | 19,693,688 |
| Series 06-20B, 5.35%, 2/1/26 | 5,738,379 | 5,769,559 |
| Series 06-20C, 5.57%, 3/1/26 | 29,219,207 | 29,650,883 |
| Series 06-20G, 6.07%, 7/1/26 | 51,162,291 | 53,015,211 |
| Series 06-20J, 5.37%, 10/1/26 | 16,962,933 | 17,035,833 |
| Series 06-20L, 5.12%, 12/1/26 | 13,128,522 | 12,985,655 |
| Series 07-20A, 5.32%, 1/1/27 | 27,208,296 | 27,264,598 |
| Series 07-20C, 5.23%, 3/1/27 | 41,179,621 | 40,987,954 |
| Series 07-20D, 5.32%, 4/1/27 | 41,701,533 | 41,724,402 |
| Series 07-20G, 5.82%, 7/1/27 | 29,816,570 | 30,704,102 |
| | | 432,714,103 |
| | | 1,110,386,187 |
| **MORTGAGE-RELATED SECURITIES: 49.4%** | | |
| **FEDERAL AGENCY CMO & REMIC: 3.3%** | | |
| Dept. of Veterans Affairs | | |
| Trust 1995-2D 4A, 9.293%, 5/15/25 | 361,159 | 392,761 |
| Trust 1997-2Z, 7.50%, 6/15/27 | 27,434,078 | 29,424,670 |
| Trust 1998-1 1A, 8.189%, 10/15/27 | 985,854 | 1,061,964 |
| Fannie Mae | | |
| Trust 1994-72 J, 6.00%, 6/25/23 | 3,619,378 | 3,657,936 |
| Trust 1998-58 PX, 6.50%, 9/25/28 | 2,502,809 | 2,586,386 |
| Trust 1998-58 PC, 6.50%, 10/25/28 | 14,744,695 | 15,309,918 |
| Series 2001-69 PQ, 6.00%, 12/25/31 | 22,268,777 | 22,892,815 |
| Trust 2002-33 A1, 7.00%, 6/25/32 | 5,038,872 | 5,336,827 |
| Series 2008-24 GD, 6.50%, 3/25/37 | 51,558,861 | 52,980,880 |
| Trust 2001-T4 A1, 7.50%, 7/25/41 | 4,389,219 | 4,667,584 |
| Trust 2001-T10 A1, 7.00%, 12/25/41 | 7,020,727 | 7,350,488 |
| Trust 2002-90 A1, 6.50%, 6/25/42 | 9,249,390 | 9,635,303 |
| Trust 2002-W6 2A1, 7.00%, 6/25/42 | 7,597,089 | 7,852,719 |
| Trust 2002-W8 A2, 7.00%, 6/25/42 | 3,992,037 | 4,215,467 |
| Trust 2003-W2 1A2, 7.00%, 7/25/42 | 23,982,687 | 25,445,127 |
| Trust 2003-W4 3A, 7.00%, 10/25/42 | 7,240,035 | 7,492,820 |
| Trust 2003-07 A1, 6.50%, 12/25/42 | 9,736,966 | 10,128,180 |
| Trust 2003-W1 1A1, 6.50%, 12/25/42 | 14,732,809 | 15,029,677 |
| Trust 2003-W1 2A, 7.50%, 12/25/42 | 6,704,457 | 6,954,862 |
| Trust 2004-W2 5A, 7.50%, 3/25/44 | 30,372,348 | 32,659,456 |
| Trust 2004-W8 3A, 7.50%, 6/25/44 | 18,620,127 | 20,038,191 |
| Trust 2005-W1 1A3, 7.00%, 10/25/44 | 16,836,723 | 17,815,871 |
| Trust 2001-79 BA, 7.00%, 3/25/45 | 2,196,295 | 2,270,877 |
| Trust 2006-W1 1A1, 6.50%, 12/25/45 | 2,268,187 | 2,314,633 |
| Trust 2006-W1 1A2, 7.00%, 12/25/45 | 15,041,610 | 15,562,396 |
| Trust 2006-W1 1A3, 7.50%, 12/25/45 | 238,523 | 248,181 |
| Trust 2006-W1 1A4, 8.00%, 12/25/45 | 17,617,010 | 18,582,548 |
| Trust 2007-W10 1A, 6.169%, 8/25/47 | 100,445,382 | 100,031,045 |
| Trust 2007-W10 2A, 6.143%, 8/25/47 | 26,942,063 | 26,842,183 |
| Freddie Mac | | |
| Series 1565 G, 6.00%, 8/15/08 | 68,934 | 68,866 |
| Series 1601 PJ, 6.00%, 10/15/08 | 698,474 | 697,780 |
| Series 2439 LG, 6.00%, 9/15/30 | 5,460,999 | 5,547,588 |
| Series 3312 AB, 6.50%, 6/15/32 | 31,678,057 | 32,980,513 |
| Series T-48 1A, 7.092%, 7/25/33 | 6,721,391 | 6,916,216 |

See accompanying Notes to Financial Statements

Dodge & Cox Income Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

FIXED INCOME SECURITIES (continued)

| | PAR VALUE | VALUE |
|---|---|---|
| Ginnie Mae | | |
| Series 1999-29 PB, 7.25%, 7/16/28 | $ 1,777,441 | $ 1,818,462 |
| | | 516,811,190 |
| FEDERAL AGENCY MORTGAGE PASS-THROUGH: 46.0% | | |
| Fannie Mae, 10 Year | | |
| 6.00%, 11/1/16 | 16,597,799 | 17,056,272 |
| Fannie Mae, 15 Year | | |
| 5.50%, 9/1/14-1/1/22 | 383,955,426 | 389,514,572 |
| 6.00%, 4/1/13-8/1/22 | 915,734,372 | 941,040,905 |
| 6.50%, 11/1/12-11/1/18 | 146,891,359 | 153,265,907 |
| 7.00%, 12/1/10-12/1/11 | 703,500 | 726,459 |
| 7.50%, 11/1/14-8/1/17 | 14,243,775 | 14,909,566 |
| Fannie Mae, 20 Year | | |
| 6.00%, 2/1/28 | 63,482,557 | 64,498,080 |
| 6.50%, 4/1/19-10/1/24 | 51,844,751 | 53,893,507 |
| Fannie Mae, 30 Year | | |
| 5.00%, 11/1/33-3/1/34 | 282,442,351 | 272,474,122 |
| 5.50%, 10/1/33-8/1/35 | 398,496,617 | 394,740,758 |
| 6.00%, 11/1/28-3/1/36 | 1,223,424,319 | 1,243,001,315 |
| 6.50%, 12/1/32-5/1/38 | 784,119,861 | 805,638,633 |
| 7.00%, 4/1/32 | 3,127,981 | 3,305,368 |
| 8.00%, 1/1/12-8/1/22 | 72,082 | 75,168 |
| Fannie Mae, Hybrid ARM | | |
| 3.934%, 10/1/33 | 19,948,000 | 19,902,938 |
| 4.13%, 12/1/36 | 29,580,748 | 29,595,243 |
| 4.20%, 9/1/34 | 15,481,847 | 15,631,827 |
| 4.237%, 1/1/35 | 15,882,818 | 15,858,998 |
| 4.467%, 7/1/34 | 18,536,694 | 18,726,664 |
| 4.488%, 1/1/35 | 45,779,271 | 46,294,402 |
| 4.493%, 1/1/35 | 12,624,159 | 12,619,439 |
| 4.50%, 6/1/35-7/1/35 | 22,564,393 | 22,741,199 |
| 4.527%, 8/1/34 | 21,076,737 | 21,148,392 |
| 4.60%, 10/1/34 | 17,846,939 | 18,097,828 |
| 4.637%, 8/1/35 | 18,835,662 | 18,973,622 |
| 4.666%, 1/1/36 | 32,368,066 | 32,626,312 |
| 4.708%, 8/1/34 | 4,354,711 | 4,420,340 |
| 4.727%, 7/1/35 | 14,586,934 | 14,676,458 |
| 4.747%, 7/1/35 | 15,754,962 | 15,851,321 |
| 4.751%, 10/1/35 | 26,349,902 | 26,680,247 |
| 4.77%, 11/1/36 | 20,442,252 | 20,625,605 |
| 4.773%, 8/1/35 | 45,947,332 | 46,464,965 |
| 4.795%, 1/1/36 | 26,695,417 | 26,975,734 |
| 4.864%, 12/1/35 | 17,961,231 | 18,152,787 |
| 4.888%, 10/1/35 | 14,333,938 | 14,470,251 |
| 4.992%, 4/1/35 | 24,149,019 | 24,435,352 |
| 4.994%, 9/1/35 | 18,769,904 | 18,936,032 |
| 5.034%, 7/1/35 | 114,644,325 | 115,509,602 |
| 5.081%, 7/1/35 | 15,944,509 | 16,120,531 |
| 5.232%, 1/1/37 | 27,807,941 | 28,156,096 |
| 5.285%, 11/1/35 | 16,286,270 | 16,536,954 |

| | PAR VALUE | VALUE |
|---|---|---|
| Fannie Mae, Multifamily DUS | | |
| Pool 760744, 4.75%, 3/1/15 | 13,590,000 | 13,229,214 |
| Pool 555162, 4.835%, 1/1/13 | 14,635,450 | 14,576,789 |
| Pool 555191, 4.866%, 2/1/13 | 15,300,103 | 15,242,432 |
| Pool 545892, 5.235%, 10/1/12 | 43,475,963 | 43,954,124 |
| Pool 888559, 5.425%, 6/1/17 | 36,501,824 | 37,367,204 |
| Pool 888015, 5.549%, 11/1/16 | 47,818,981 | 49,823,716 |
| Pool 555172, 5.677%, 12/1/12 | 2,537,748 | 2,602,318 |
| Pool 545987, 5.848%, 9/1/12 | 21,530,020 | 22,249,830 |
| Pool 545685, 5.931%, 4/1/12 | 21,951,826 | 22,685,446 |
| Pool 545708, 6.056%, 5/1/12 | 2,494,377 | 2,597,043 |
| Pool 545547, 6.095%, 3/1/12 | 12,533,176 | 13,099,824 |
| Pool 545527, 6.114%, 2/1/12 | 8,835,232 | 9,175,531 |
| Pool 545209, 6.135%, 10/1/11 | 23,911,487 | 24,763,706 |
| Pool 545059, 6.224%, 5/1/11 | 22,250,876 | 23,039,583 |
| Pool 545179, 6.253%, 9/1/11 | 16,734,035 | 17,390,622 |
| Pool 323822, 6.38%, 7/1/09 | 1,175,960 | 1,190,660 |
| Freddie Mac Gold, 10 Year | | |
| 6.00%, 9/1/16 | 7,907,065 | 8,102,082 |
| Freddie Mac Gold, 15 Year | | |
| 5.50%, 11/1/13-10/1/20 | 131,953,570 | 133,714,021 |
| 6.00%, 4/1/13-2/1/22 | 160,580,184 | 164,604,013 |
| 6.50%, 2/1/11-9/1/18 | 54,471,420 | 56,745,508 |
| 7.00%, 11/1/08-3/1/12 | 848,461 | 878,768 |
| Freddie Mac Gold, 20 Year | | |
| 5.50%, 11/1/23 | 63,830,190 | 63,762,492 |
| 6.00%, 7/1/25 | 15,114,715 | 15,432,153 |
| 6.50%, 7/1/21-10/1/26 | 38,831,502 | 40,162,209 |
| Freddie Mac Gold, 30 Year | | |
| 6.00%, 2/1/33-3/1/35 | 99,939,592 | 101,623,109 |
| 6.50%, 5/1/17-3/1/38 | 434,791,519 | 448,158,500 |
| 7.00%, 4/1/31 | 18,729,725 | 19,850,816 |
| 7.90%, 2/17/21 | 2,260,591 | 2,438,844 |
| Freddie Mac Gold, Hybrid ARM | | |
| 3.334%, 9/1/33 | 72,043,276 | 71,637,895 |
| 4.151%, 1/1/35 | 14,340,847 | 14,475,832 |
| 4.275%, 3/1/35 | 8,936,833 | 8,963,533 |
| 4.309%, 8/1/34 | 10,186,674 | 10,288,537 |
| 4.403%, 9/1/35 | 28,745,122 | 28,800,600 |
| 4.409%, 1/1/35 | 110,381,786 | 111,866,931 |
| 4.50%, 4/1/35 | 7,263,870 | 7,318,976 |
| 4.603%, 4/1/36 | 31,426,896 | 31,612,007 |
| 4.663%, 8/1/35 | 14,470,018 | 14,499,903 |
| 4.714%, 8/1/35 | 17,568,536 | 17,748,835 |
| 4.717%, 2/1/34 | 55,066,021 | 55,461,836 |
| 4.828%, 2/1/35 | 10,591,779 | 10,589,592 |
| 4.855%, 1/1/36 | 20,943,258 | 21,118,763 |
| 4.861%, 10/1/35 | 19,672,854 | 19,888,994 |
| 5.135%, 1/1/36 | 61,625,868 | 62,315,367 |
| 5.167%, 5/1/37 | 25,663,432 | 25,890,799 |
| 5.299%, 1/1/37 | 28,470,420 | 28,859,610 |
| 5.334%, 7/1/37 | 67,003,708 | 67,799,712 |

PAGE 7 • DODGE & COX INCOME FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS (unaudi ted) June 30, 2008

FIXED INCOME SECURITIES (cont inued)

PAR VALUE VALUE

5.457%, 3/1/37 $ 44,864,047 $ 45,241,146

5.533%, 4/1/37 61,878,484 62,607,529

5.845%, 8/1/36 24,493,338 24,928,013

5.916%, 1/1/36 18,817,443 19,040,944

Ginnie Mae, 15 Year

7.00%, 4/15/09 57,065 57,261

Ginnie Mae, 30 Year

7.00%, 5/15/28 1,784,165 1,904,762

7.50%, 9/15/17-5/15/25 5,890,462 6,325,340

7.80%, 6/15/20-1/15/21 1,587,800 1,713,496

7,173,786,541

PRIVATE LABEL CMO & REMIC SECURITIES: 0.1%

GSMPS Mortgage Loan Trust(b)

Series 2004-4 1A4, 8.50%, 6/25/34 11,636,081 12,778,419

7,703,376,150

ASSET-BACKED SECURITIES: 2.2%

STUDENT LOAN: 2.2%

SLM Student Loan Trust

Series 2008-3 A1, 1.00%, 1/25/14 11,000,000 10,990,485

Series 2007-8 A1, 3.15%, 7/27/15 5,007,737 5,007,937

Series 2006-7 A2, 2.91%, 10/25/16 15,117,580 15,089,208

Series 2006-8 A2, 2.92%, 10/25/16 22,457,769 22,404,881

Series 2005-2 A4, 3.00%, 4/25/17 40,593,490 40,256,779

Series 2007-2 A2, 2.92%, 7/25/17 183,175,000 181,004,321

Series 2007-3 A2, 2.93%, 10/25/17 10,000,000 9,876,856

Series 2006-4 A2, 2.92%, 4/25/18 93,346 93,341

Series 2006-3A 4, 3.00%, 7/25/19 56,000,000 54,696,729

339,420,537

CORPORATE: 39.5%

FINANCIALS: 13.5%

Bank of America Corp.

5.30%, 3/15/17 105,000,000 96,384,645

8.00%, 12/15/26(a) (callable) 14,615,000 14,799,514

5.625%, 3/8/35(a) 21,450,000 17,466,177

6.625%, 5/23/36(a) 64,470,000 59,430,960

Boston Properties, Inc.

6.25%, 1/15/13 73,002,000 73,804,148

5.625%, 4/15/15 35,160,000 33,554,456

5.00%, 6/1/15 17,444,000 16,045,555

Capital One Financial Corp.

6.75%, 9/15/17 130,225,000 129,721,947

CIGNA Corp.

7.00%, 1/15/11 13,665,000 14,058,456

6.375%, 10/15/11 28,755,000 29,333,781

7.65%, 3/1/23 3,597,000 3,715,709

7.875%, 5/15/27 27,840,000 28,771,278

8.30%, 1/15/33 7,445,000 8,090,958

6.15%, 11/15/36 38,000,000 33,473,136

Citigroup, Inc.

6.125%, 11/21/17 77,115,000 74,007,497

4.385%, 5/15/18 161,000,000 155,353,247

PAR VALUE VALUE

Health Net, Inc.

6.375%, 6/1/17 $ 42,145,000 $ 36,244,700

HSBCHoldings PLC(c) (United Kingdom)

6.50%, 5/2/36 41,875,000 38,934,035

6.50%, 9/15/37 78,475,000 71,536,554

JPMorgan Chase & Co.(a)

8.75%, 9/1/30 26,480,000 29,159,352

5.875%, 3/15/35 14,625,000 12,067,029

5.85%, 8/1/35 22,090,000 18,145,764

Kaupthing Bank HF(b),(c) (Iceland)

7.125%, 5/19/16 107,308,000 75,620,592

Safeco Corp.

4.875%, 2/1/10 15,225,000 15,115,913

7.25%, 9/1/12 18,122,000 18,832,709

SLM Corp.

8.45%, 6/15/18 124,500,000 119,437,332

Travelers Cos., Inc.

8.125%, 4/15/10 21,575,000 22,632,456

5.00%, 3/15/13 17,118,000 16,684,692

5.50%, 12/1/15 14,152,000 13,968,661

6.25%, 6/20/16 44,360,000 45,183,810

5.75%, 12/15/17 36,040,000 34,980,352

Unum Group

7.625%, 3/1/11 11,496,000 11,937,515

6.85%, 11/15/15(b) 21,150,000 20,993,680

7.19%, 2/1/28 11,640,000 10,163,664

7.25%, 3/15/28 25,730,000 23,547,087

6.75%, 12/15/28 8,005,000 6,909,916

Wachovia Corp.

3.05%, 4/23/12 154,790,000 143,654,253

4.69%, 5/1/13 166,000,000 163,389,650

6.00%, 11/15/17 80,000,000 74,699,280

5.75%, 2/1/18 84,060,000 76,613,545

WellPoint, Inc.

6.375%, 1/15/12 7,662,000 7,838,969

5.00%, 12/15/14 15,685,000 14,717,988

5.25%, 1/15/16 121,540,000 114,235,081

Wells Fargo & Co.

5.625%, 12/11/17 76,035,000 73,567,132

2,098,823,175

INDUSTRIALS: 22.9%

AT&T, Inc.

8.00%, 11/15/31 160,005,000 183,686,220

Boston Scientific Corp.

5.45%, 6/15/14 51,258,000 47,285,505

6.25%, 11/15/15 15,000,000 14,025,000

6.40%, 6/15/16 60,317,000 56,697,980

Comcast Corp.

5.30%, 1/15/14 75,090,000 72,787,966

5.85%, 11/15/15 24,985,000 24,460,365

5.90%, 3/15/16 41,765,000 40,808,080

6.50%, 1/15/17 42,020,000 42,269,767

See accompanying Notes to Financial Statements

D O D G E & C O X I N C O M E F U N D P A G E 8

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

FIXED INCOME SECURITIES (continued)

| | PAR VALUE | VALUE |
|---|---|---|
| 6.30%, 11/15/17 | $ 31,370,000 | $ 31,087,639 |
| 5.875%, 2/15/18 | 61,380,000 | 59,053,023 |
| Covidien, Ltd. | | |
| 6.00%, 10/15/17 | 32,700,000 | 33,095,441 |
| Cox Communications, Inc. | | |
| 5.45%, 12/15/14 | 114,974,000 | 110,486,105 |
| 5.875%, 12/1/16[b] | 78,390,000 | 75,591,869 |
| Dillard's, Inc. | | |
| 6.625%, 11/15/08 | 5,060,000 | 5,041,025 |
| 9.50%, 9/1/09 | 550,000 | 559,625 |
| 7.85%, 10/1/12 | 1,900,000 | 1,767,000 |
| 7.13%, 8/1/18 | 24,015,000 | 18,401,494 |
| 7.75%, 7/15/26 | 21,666,000 | 15,328,695 |
| 7.75%, 5/15/27 | 12,903,000 | 9,128,872 |
| 7.00%, 12/1/28 | 28,825,000 | 19,601,000 |
| Dow Chemical Co. | | |
| 4.027%, 9/30/09[b] | 54,087,000 | 53,755,176 |
| 6.00%, 10/1/12 | 9,875,000 | 10,232,297 |
| 7.375%, 11/1/29 | 48,884,000 | 51,846,615 |
| Ford Motor Credit Co.[a] | | |
| 7.375%, 2/1/11 | 300,248,000 | 243,656,056 |
| 7.25%, 10/25/11 | 235,750,000 | 182,697,056 |
| 7.80%, 6/1/12 | 38,625,000 | 29,872,807 |
| 7.00%, 10/1/13 | 2,070,000 | 1,524,371 |
| General Electric Co. | | |
| 5.00%, 2/1/13 | 31,739,000 | 31,967,457 |
| GMAC, LLC | | |
| 6.875%, 9/15/11 | 403,065,000 | 277,046,728 |
| 6.875%, 8/28/12 | 43,025,000 | 29,008,838 |
| 8.00%, 11/1/31 | 155,150,000 | 100,847,500 |
| HCA, Inc. | | |
| 8.75%, 9/1/10 | 54,920,000 | 55,606,500 |
| 7.875%, 2/1/11 | 54,800,000 | 53,978,000 |
| 6.95%, 5/1/12 | 147,133,000 | 139,040,685 |
| 6.30%, 10/1/12 | 32,100,000 | 28,809,750 |
| 6.25%, 2/15/13 | 39,655,000 | 34,400,712 |
| 6.75%, 7/15/13 | 29,463,000 | 25,853,782 |
| 5.75%, 3/15/14 | 28,700,000 | 23,892,750 |
| 6.50%, 2/15/16 | 19,690,000 | 16,391,925 |
| Lafarge SA[c] (France) | | |
| 6.50%, 7/15/16 | 57,790,000 | 56,155,176 |
| Liberty Media Corp. | | |
| 8.50%, 7/15/29 | 40,589,000 | 37,546,498 |
| 8.25%, 2/1/30 | 99,237,000 | 87,778,117 |
| Macy's, Inc. | | |
| 7.625%, 8/15/13 | 7,155,000 | 7,044,255 |
| 7.875%, 7/15/15 | 53,020,000 | 53,408,159 |
| 7.00%, 2/15/28 | 29,350,000 | 24,932,473 |
| 6.70%, 9/15/28 | 20,550,000 | 16,835,074 |
| 6.90%, 4/1/29 | 31,140,000 | 26,315,231 |
| 6.90%, 1/15/32 | 33,720,000 | 27,826,385 |
| 6.70%, 7/15/34 | 60,630,000 | 50,070,922 |
| 6.375%, 3/15/37 | 1,100,000 | 847,200 |

| | PAR VALUE | VALUE |
|---|---|---|
| Nordstrom, Inc. | | |
| 6.95%, 3/15/28 | $ 12,620,000 | $ 11,835,806 |
| Sprint Nextel Corp. | | |
| 6.00%, 12/1/16 | 73,440,000 | 63,158,400 |
| 6.90%, 5/1/19 | 16,110,000 | 14,136,525 |
| 6.875%, 11/15/28 | 24,290,000 | 20,221,425 |
| Time Warner, Inc. | | |
| 7.625%, 4/15/31 | 197,133,000 | 200,138,490 |
| 7.70%, 5/1/32 | 155,313,000 | 159,009,915 |
| Wyeth | | |
| 5.50%, 2/1/14 | 110,715,000 | 111,610,131 |
| 5.50%, 2/15/16 | 15,000,000 | 15,075,555 |
| 5.45%, 4/1/17 | 47,445,000 | 46,792,774 |
| Xerox Corp. | | |
| 9.75%, 1/15/09 | 17,375,000 | 17,885,304 |
| 7.125%, 6/15/10 | 77,900,000 | 80,454,341 |
| 6.875%, 8/15/11 | 52,650,000 | 54,562,406 |
| 6.40%, 3/15/16 | 38,716,000 | 38,646,272 |
| 7.20%, 4/1/16 | 17,996,000 | 18,856,137 |
| 6.75%, 2/1/17 | 46,321,000 | 46,682,906 |
| 6.35%, 5/15/18 | 39,865,000 | 39,350,741 |
| | | 3,578,768,294 |
| **TRANSPORTATION: 3.1%** | | |
| Burlington Northern Santa Fe Corp. | | |
| 4.30%, 7/1/13 | 7,883,000 | 7,461,496 |
| 4.875%, 1/15/15 | 7,835,000 | 7,511,947 |
| 7.57%, 1/2/21 | 21,280,123 | 22,907,877 |
| 8.251%, 1/15/21 | 6,984,080 | 7,755,820 |
| 5.72%, 1/15/24 | 28,795,282 | 28,334,358 |
| 5.629%, 4/1/24 | 40,744,525 | 40,598,224 |
| 5.342%, 4/1/24 | 9,499,294 | 9,276,557 |
| 5.996%, 4/1/24 | 51,723,386 | 51,532,242 |
| CSX Corp. | | |
| 9.75%, 6/15/20 | 10,272,000 | 12,367,221 |
| 6.251%, 1/15/23 | 22,946,000 | 22,989,197 |
| FedEx Corp. | | |
| 6.72%, 7/15/23 | 23,424,120 | 23,287,140 |
| 7.65%, 7/15/24 | 2,796,980 | 2,952,860 |
| Norfolk Southern Corp. | | |
| 7.70%, 5/15/17 | 29,475,000 | 32,811,629 |
| 9.75%, 6/15/20 | 14,188,000 | 17,686,877 |
| Union Pacific Corp. | | |
| 6.50%, 4/15/12 | 12,337,000 | 12,896,619 |
| 5.375%, 5/1/14 | 22,886,000 | 22,467,713 |
| 4.875%, 1/15/15 | 10,764,000 | 10,206,489 |
| 6.85%, 1/2/19 | 7,290,304 | 7,776,318 |
| 6.70%, 2/23/19 | 9,860,248 | 10,199,412 |
| 7.60%, 1/2/20 | 1,642,399 | 1,784,028 |
| 6.061%, 1/17/23 | 16,595,502 | 16,910,520 |
| 4.698%, 1/2/24 | 5,996,903 | 5,592,660 |
| 5.082%, 1/2/29 | 10,951,582 | 10,238,289 |

PAGE 9 • Dodge & Cox Income Fund See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS (unaudited) June 30, 2008

## FIXED INCOME SECURITIES (continued)

| | PAR VALUE | VALUE |
|---|---|---|
| 5.866%, 7/2/30 | $ 61,077,504 | $ 59,707,536 |
| 6.176%, 1/2/31 | 41,423,701 | 41,635,728 |
| | | 486,888,757 |
| | | 6,164,480,226 |
| TOTAL FIXED INCOME SECURITIES (Cost $15,735,473,531) | | $15,317,663,100 |

## SHORT-TERM INVESTMENTS: 0.8%

| | PAR VALUE | VALUE |
|---|---|---|
| MONEY MARKET FUND: 0.1% | | |
| SSgA Prime Money Market Fund | $ 15,602,668 | $ 15,602,668 |
| REPURCHASE AGREEMENT: 0.8% | | |
| Fixed Income Clearing Corporation[d] 2.20%, 7/1/08, maturity value $120,132,341 | 120,125,000 | 120,125,000 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $135,727,668) | | $ 135,727,668 |
| TOTAL INVESTMENTS (Cost $15,871,201,199) | 99.0% | $15,453,390,768 |
| OTHER ASSETS LESS LIABILITIES | 1.0% | 152,601,183 |
| NET ASSETS | 100.0% | $15,605,991,951 |

[a] Cumulative preferred security

[b] Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of June 30, 2008, all such securities in total represented $238,739,736 or 1.5% of net assets.

[c] Security issued by a foreign entity, denominated in U.S. dollars

[d] Repurchase agreement is collateralized by Freddie Mac 3.25%, 2/19/10. Total collateral value is $122,528,106.

[e] Subsidiary (see Note below)

Note: Except as noted, investments are grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.

ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
DUS: Delegated Underwriting and Servicing
REMIC: Real Estate Mortgage Investment Conduit

See accompanying Notes to Financial Statements

Dodge & Cox Income Fund • page 10

STATEMENT OF ASSETS AND LIABILITIES

(unaudi ted)

June 30, 2008

ASSETS:

Investments, at value (cost $15,871,201,199) $15,453,390,768

Receivable for paydowns on

mortgage-backed securities 11,955,561

Receivable for Fund shares sold 31,435,078

Interest receivable 163,670,940

Prepaid expenses and other assets 22,656

15,660,475,003

LIABILITIES:

Payable for investments purchased 12,566,044

Payable for Fund shares redeemed 34,954,218

Management fees payable 5,227,420

Accrued expenses 1,735,370

54,483,052

NET ASSETS $15,605,991,951

NET ASSETS CONSIST OF:

Paid in capital $16,108,728,304

Undistributed net investment income 7,050,900

Accumulated undistributed net realized loss on

investments (91,976,822)

Net unrealized depreciation on investments (417,810,431)

$15,605,991,951

Fund shares outstanding (par value $0.01 each,

unlimited shares authorized) 1,277,864,939

Net asset value per share $12.21

STATEMENT OF OPERATIONS

(unaudi ted)

Period Ended

June 30, 2008

INVESTMENT INCOME:

Interest 451,852,275

EXPENSES:

Management fees 32,248,747

Custody and fund accounting fees 189,136

Transfer agent fees 1,897,239

Professional services 58,105

Shareholder reports 524,996

Registration fees 282,834

Trustees’ fees 77,187

Miscellaneous 46,897

35,325,141

NET INVESTMENT INCOME 416,527,134

REALIZED AND UNREALIZED GAIN

(LOSS) ON INVESTMENTS:

Net realized gain (loss) 15,225,117

Net change in unrealized depreciation (391,742,605)

Net realized and unrealized loss (376,517,488)

NET INCREASE IN NET ASSETS

FROM OPERATIONS $ 40,009,646

STATEMENT OF CHANGES IN NET ASSETS

(unaudi ted)

Period Ended

June 30, 2008

Year Ended

December 31, 2007

OPERATIONS:

Net investment income $ 416,527,134 $ 722,120,865

Net realized gain 15,225,117 23,365,130

Net change in unrealized

appreciation/depreciation (391,742,605) (81,102,429)

Net increase in net assets from

operations 40,009,646 664,383,566

DISTRIBUTIONS TO

SHAREHOLDERS FROM:

Net investment income (420,906,555) (742,086,333)

Net realized gain — —

Total distributions (420,906,555) (742,086,333)

FUND SHARE

TRANSACTIONS:

Proceeds from sale of shares 2,637,499,287 6,536,074,931

Reinvestment of distributions 357,955,700 628,066,510

Cost of shares redeemed (2,940,955,960) (3,125,765,674)

Net increase from Fund

share transactions 54,499,027 4,038,375,767

Total increase (decrease) in

net assets (326,397,882) 3,960,673,000

NET ASSETS:

Beginning of period 15,932,389,833 11,971,716,833

End of period (including

undistributed net investment

income of $7,050,900 and

$3,485,360, respectively) $15,605,991,951 $15,932,389,833

SHARE INFORMATION:

Shares sold 210,208,274 519,177,084

Distributions reinvested 29,071,483 50,291,905

Shares redeemed (234,820,895) (248,523,160)

Net increase in shares

outstanding 4,458,862 320,945,829

See accompanying Notes to Financial Statements

P A G E 1 1 DO D G E & C O X I N C O M E F U N D

NOTES TO FINANCIAL STATEMENTS (unaudited)

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Dodge & Cox Income Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on January 3, 1989, and seeks high and stable current income consistent with long-term preservation of capital. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and computerized pricing models. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and computerized pricing models. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Interest income is recorded on the accrual basis. Interest income includes coupon interest, amortization of premium and accretion of discount on debt securities, and gain/loss on paydowns of mortgage-backed securities. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region. Debt obligations may be placed on non-accrual status and related interest income may be reduced by ceasing current accruals and writing off interest receivables when the collection of all or a portion of interest has become doubtful. A debt obligation is removed from non-accrual status when the issuer resumes interest payments or when collectibility of interest is reasonably assured.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are allocated among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government and agency securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—VALUATION MEASUREMENTS

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments) The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of June 30, 2008:

Investments

Valuation Inputs in Securities

Level 1: Quoted Prices $ 693,274,752

Level 2: Other Significant Observable Inputs 14,760,116,016

Level 3: Significant Unobservable Inputs —

Total $15,453,390,768

D O D G E & C O X I N C O M E F U N D P A G E 1 2

NOTES TO FINANCIAL STATEMENTS (unaudited)

## NOTE 3—RELATED PARTY TRANSACTIONS

***Management fees*** Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund's average daily net assets up to $100 million and 0.40% of the Fund's average daily net assets in excess of $100 million to Dodge & Cox, investment manager of the Fund. The agreement further provides that Dodge & Cox shall waive its fee to the extent that such fee plus all other ordinary operating expenses of the Fund exceed 1% of the average daily net assets for the year.

***Fund officers and trustees*** All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

***Indemnification*** Under the Trust's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

## NOTE 4—INCOME TAX INFORMATION AND DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and paydown loss. At June 30, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions for the six months ended June 30, 2008 and for the year ended December 31, 2007 were characterized as follows for federal income tax purposes:

| | Six Months Ended June 30, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| Ordinary income | $420,906,555 ($0.33 per share) | $742,086,333 ($0.635 per share) |
| Long-term capital gain | — | — |

At June 30, 2008, the tax basis components of distributable earnings were as follows:

| | |
|---|---|
| Unrealized appreciation | $ 128,075,543 |
| Unrealized depreciation | (545,885,974) |
| Net unrealized depreciation | (417,810,431) |
| Undistributed ordinary income | 7,050,900 |
| Accumulated capital gain* | 7,280,156 |
| Capital loss carryforward† | (99,256,978) |

* Represents capital gain realized during the period from January 1, 2008 to June 30, 2008.

† Represents accumulated capital loss as of December 31, 2007 which may be carried forward to offset the current period accumulated capital gain and future capital gains. The remaining carryforward expires as follows:

| | |
|---|---|
| Expiring in 2011 | $ 7,283,144 |
| Expiring in 2012 | 32,528,048 |
| Expiring in 2013 | 19,963,019 |
| Expiring in 2014 | 39,482,767 |
| | $99,256,978 |

## NOTE 5—COMMITTED LINE OF CREDIT

The Fund participates with the Funds in a $200 million committed credit facility ("Line of Credit") with State Street Bank and Trust Company to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. Interest on borrowings is charged at the prevailing rate. During the period, there were no borrowings on the Line of Credit.

## NOTE 6—PURCHASES AND SALES OF INVESTMENTS

For the six months ended June 30, 2008, purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $1,138,408,979 and $102,720,103, respectively. For the six months ended June 30, 2008, purchases and sales of U.S. government securities aggregated $1,193,024,437 and $1,770,338,624, respectively.

## NOTE 7—ACCOUNTING PRONOUNCEMENTS

Effective June 29, 2007, the Fund adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. At June 30, 2008, FIN 48 was applied to the period from January 1, 2004 through June 30, 2008, the open tax years subject to regulatory examination. There was no impact to the Fund's financial statements as a result of applying FIN 48.

PAGE 13 • DODGE & COX INCOME FUND

## FINANCIAL HIGHLIGHTS (unaudited)

| SELECTED DATA AND RATIOS (for a share outstanding throughout each period) | Six Months Ended June 30, | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Net asset value, beginning of period** | $12.51 | $12.57 | $12.54 | $12.84 | $12.92 | $12.77 |
| **Income from investment operations:** | | | | | | |
| Net investment income | 0.33 | 0.63 | 0.61 | 0.55 | 0.54 | 0.60 |
| Net realized and unrealized gain (loss) | (0.30) | (0.05) | 0.04 | (0.30) | (0.08) | 0.15 |
| Total from investment operations | 0.03 | 0.58 | 0.65 | 0.25 | 0.46 | 0.75 |
| **Distributions to shareholders from:** | | | | | | |
| Net investment income | (0.33) | (0.64) | (0.62) | (0.55) | (0.54) | (0.60) |
| Net realized gain | — | — | — | — | — | — |
| Total distributions | (0.33) | (0.64) | (0.62) | (0.55) | (0.54) | (0.60) |
| **Net asset value, end of period** | $12.21 | $12.51 | $12.57 | $12.54 | $12.84 | $12.92 |
| **Total return** | 0.23% | 4.68% | 5.30% | 1.98% | 3.64% | 5.97% |
| **Ratios/supplemental data:** | | | | | | |
| Net assets, end of period (millions) | $15,606 | $15,932 | $11,972 | $9,610 | $7,870 | $5,697 |
| Ratio of expenses to average net assets | 0.44%* | 0.44% | 0.44% | 0.44% | 0.44% | 0.45% |
| Ratio of net investment income to average net assets | 5.17%* | 5.07% | 4.77% | 3.99% | 3.61% | 3.93% |
| Portfolio turnover rate | 10% | 27% | 30% | 24% | 30% | 41% |

* Annualized

See accompanying Notes to Financial Statements

## FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund's First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Funds' Forms N-CSR and N-Q on the SEC's website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund's quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

## PROXY VOTING

For a free copy of the Fund's proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund's web site at www.dodgeandcox.com or visit the SEC's web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

Dodge & Cox Income Fund • page 14

## DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

| Name (Age) and Address* | Position with Trust (Year of Election or Appointment) | Principal Occupation During Past 5 Years | Other Directorships Held by Trustees |
|---|---|---|---|
| **INTERESTED TRUSTEES & OFFICERS** | | | |
| John A. Gunn (64) | Chairman and Trustee (Trustee since 1985) | Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Global Investment Policy Committee (GIPC) (since 2008) and International Investment Policy Committee (IIPC) | — |
| Kenneth E. Olivier (56) | President and Trustee (Trustee since 2005) | President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC | — |
| Dana M. Emery (46) | Senior Vice President and Trustee (Trustee since 1993) | Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC | — |
| Charles F. Pohl (50) | Senior Vice President (Officer since 2004) | Senior Vice President and Director of Dodge & Cox, Chief Investment Officer (since 2007), Director of Credit Research, Portfolio Manager, Investment Analyst and member of IPC, GIPC (since 2008), IIPC (since 2007) and FIIPC | — |
| Diana S. Strandberg (48) | Senior Vice President (Officer since 2005) | Vice President of Dodge & Cox, Portfolio Manager and member of IPC, GIPC (since 2008) and IIPC | — |
| David H. Longhurst (51) | Treasurer (Officer since 2006) | Vice President and Assistant Treasurer of Dodge & Cox (since 2008); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004) | — |
| Thomas M. Mistele (54) | Secretary (Officer since 2000) | Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox | — |
| Marcia P. Venegas (39) | Chief Compliance Officer (Officer since 2004) | Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004) | — |
| **INDEPENDENT TRUSTEES** | | | |
| William F. Ausfahl (68) | Trustee (Since 2002) | CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997) | — |
| L. Dale Crandall (66) | Trustee (Since 1999) | President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000) | Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed health care) (2004-Present); Director, Metavante Technologies, Inc. (software) (2007 to present); Director, Serena Software, Inc. (software) (2007 to present) |
| Thomas A. Larsen (58) | Trustee (Since 2002) | Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm) | — |
| John B. Taylor (61) | Trustee (Since 2005) | Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005) | — |
| Will C. Wood (68) | Trustee (Since 1992) | Principal, Kentwood Associates, Financial Advisers | Director, Banco Latinoamericano de Exportaciones S.A. (Latin American foreign trade bank) (1999-Present) |

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all five series in the Dodge & Cox Funds complex and serves for an indefinite term.

**Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.**

PAGE 15 • DODGE & COX INCOME FUND